As filed with the Securities and Exchange Commission on May 29, 2020.

SECURITIES ACT FILE NO. 333-236976
INVESTMENT COMPANY ACT FILE NO. 811-23201
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒
PRE-EFFECTIVE AMENDMENT NO.   ☐
POST-EFFECTIVE AMENDMENT NO. 1 ☒
AND/OR
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒
AMENDMENT NO. 11 ☒
VERSUS CAPITAL
REAL ASSETS FUND LLC
(Exact Name of Registrant as Specified in Charter)
5555 DTC Parkway, Suite 330
Greenwood Village, CO 80111
(Address of Principal Executive Offices)
Registrant’s Telephone Number, including Area Code: (877) 200-1878
William R. Fuhs, Jr.
c/o Versus Capital Advisors LLC
5555 DTC Parkway, Suite 330
Greenwood Village, CO 80111
(303) 895-3773
(Name and Address of Agent for Service)
COPY TO:
David C. Sullivan, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199-3600
APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.
If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box  ☒
It is proposed that this filing will become effective (check appropriate box):
 ☐  when declared effective pursuant to Section 8(c).
The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or a business development company, which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.
☐	immediately upon filing pursuant to paragraph (b)
☐	on (date) pursuant to paragraph (b)
☒	60 days after filing pursuant to paragraph (a)
☐	on (date) pursuant to paragraph (a)
If appropriate, check the following box:
☐	This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is    .

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
This Registration Statement carries forward the $3,000,000,000 aggregate offering amount of shares of beneficial interest of Versus Capital Real Assets Fund LLC (the “Fund”) that were previously registered (File Nos. 333-214178 and 333-236976), and for which $374,930 of registration fees were paid.
Pursuant to Rule 429 under the Securities Act, this Registration Statement is a combined prospectus and also relates to Registration Statement File No. 333-214178, dated August 16, 2017, as amended, previously filed by the Fund on Form N-2. This Registration Statement also constitutes a Post-Effective Amendment to Registration Statement File No. 333-214178, and such Post-Effective Amendment shall become effective concurrently with the effectiveness of this Registration Statement.
Explanatory Note
This Registration Statement on Form N-2 is being filed in order to make certain changes to the Fund’s Prospectus and Statement of Additional Information.

PROSPECTUS DATED [ ], 2020

VERSUS CAPITAL REAL ASSETS FUND LLC
Limited Liability Company Shares of Beneficial Interest
Common Shares (VCRRX)
Versus Capital Real Assets Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”). The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).
Investment Objective. The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets. “Real Returns” are defined as total returns adjusted for the effects of inflation.
Investment Strategies . Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S., public and private investments in the following real asset classes: (i) Infrastructure, (ii) Timberland, and (iii) Agriculture/Farmland ( together, “Real Asset Related Investments”). The Fund obtains exposure to Real Asset Related Investments through (i) investments in third party private funds that themselves invest in real assets; (ii) investments in wholly-owned and controlled subsidiaries that are real estate investment trusts (the “Sub-REITs”) that invest in real assets; (iii) investments in publicly traded equity and debt securities associated with real assets, including infrastructure, timberland, and agriculture/farmland (“Real Asset Securities”); and (iv) direct investments in private debt investments associated with real assets.
The Adviser . The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020. In addition to the Adviser, certain sub-advisers will manage a portion of the Fund’s assets. The sub-advisers, which are registered investment advisers under the Advisers Act , have entered into sub-advisory agreements with the Adviser in connection with the management of the Fund’s assets . See “Management of the Fund – Sub-Advisers and Sub-Advisory Fees .”
Shares . This Prospectus applies to the offering of a single class of shares of beneficial interest of the Fund (the “Shares”). The Fund offers the Shares in a continuous offering. The Shares are offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made. The Shares will not be listed on any securities exchange and it is not anticipated that a secondary market for the Shares will develop. Moreover, these securities are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”).
Interval Fund. Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. Although the Fund offers to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarterly period the Fund will offer to repurchase no less than 5% of the outstanding Shares and not more than 25% of the Fund’s outstanding Shares, the Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Risk Factors – Interval Fund Risk” and“− Liquidity Risk.”
Shareholder Eligibility. Investment in the Fund involves substantial risks. Shares of the Fund will be sold to (i) institutional investors, including registered investment advisers (“RIAs”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.
Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.
•	The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in th e Sh ares to develop.
•
You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs. If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.

•
Even though the Fund will offer to repurchase Shares on a quarterly basis, you should consider Shares of the Fund to be an illiquid investment. There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•	The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment.
•	The Fund, the Sub-REITs and any underlying Private Funds may utilize borrowings and financial leverage and significant risks may be assumed as a result. See “Risk Factors − Leverage Risk.”
This Prospectus sets forth the information that you should know about the Fund before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about the Fund, including the Statement of Additional Information (the “SAI”), dated [ ], 2020, has been filed with the U.S. Securities and Exchange Commission (the “SEC”). The table of contents of the SAI appears on page 63 of this Prospectus. The SAI is incorporated by reference into this Prospectus in its entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111 or by calling (877) 200-1878. You can also obtain the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund on the Adviser’s website, located at www.versuscapital.com. The SAI, material incorporated by reference, and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
Important Information:
Intent to adopt alternate shareholder report delivery option under SEC Rule 30e-3
Beginning in April, 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund’s annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (https://www.versuscapital.com/investment-funds/vcrrx/), and you will be notified by mail each time a report is posted and provided with a website link to access the report.
If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as an investment adviser, broker, bank or trust company) or, if you are a direct investor, by calling the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com.
You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you may call the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com to let the Fund know you wish to continue receiving paper copies of your reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held in your account if you invest directly with the Fund.
Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice. Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

You should rely only on the information contained in this Prospectus. The Fund has not authorized anyone to provide you with different information. The Fund is not making an offer of securities in any state where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this Prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire Prospectus, including the matters set forth under “Risk Factors,” and the Statement of Additional Information (the “SAI”). In this Prospectus and the SAI, unless the context otherwise requires, references to “the Fund,” “we,” “us” and “our” refer to Versus Capital Real Assets Fund LLC.
The Fund
Versus Capital Real Assets Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”). Shares of the Fund have no history of public trading, nor is it intended that such shares will be listed on a public exchange, and therefore should be treated by investors as an illiquid investment (see “Risk Factors” below in this Prospectus). The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).
Adviser
The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). See “Management of the Fund – Adviser and Investment Management Fee.” Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020. The Adviser has entered into sub-advisory agreements with Brookfield Public Securities Group LLC (“Brookfield”) and Lazard Asset Management LLC (“Lazard”) (each a “Sub-Adviser” and, collectively, the “Sub-Advisers”) in connection with the management of a portion of the Fund’s assets. See “Management of the Fund — Sub-Advisers and Sub-Advisory Fees.”
Continuous Offering
The Fund is offering shares of beneficial interest of the Fund (collectively, the “Shares”) on a continuous basis at the Fund’s net asset value (“NAV”) per Share. The NAV per Share is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made.
Shares of the Fund will be sold to: (i) institutional investors, including registered investment advisers (“RIAs”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances. Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program. An investment in the Fund involves a high degree of risk. It is possible that investing in the Fund may result in a loss of some or all of the amount invested. Before making an investment decision, investors should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objectives and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance. Investment should be avoided where an investor (or an investor’s client) has a short-term investing horizon and/or cannot bear the loss of some or all of their investment.
Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.
The Fund may close at any time to new investors and, during such closings, dividend reinvestment and additional or new Share purchases may only be executed by institutions that are existing shareholders and their clients. The Fund may re-open to new investors and subsequently close again to new investors at any time at the discretion of the Adviser. Any such opening and closing of the Fund will be disclosed to the investors via a supplement to this Prospectus.

Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s principal underwriter and distributor of the Fund’s Shares. The Adviser retains the right to approve any proposed investor in the Fund prior to its purchase of Shares through the Distributor. In addition, both the Adviser and the Fund reserve the right to reject any purchase order for any reason.
Interval Fund
Shares are not redeemable. The Fund is operated as an interval fund and, as such, has established a limited repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. Although the Fund offers to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarterly period the Fund will offer to repurchase no less than 5% of the outstanding Shares and not more than 25% of the Fund’s outstanding Shares, the Fund will not be required to repurchase Shares at a shareholder’s option nor will Shares be exchangeable for units, interests or shares of any investment of the Fund. As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer. The Fund is intended for long-term investors and the liquidity risk may be greater for investors expecting to sell their Shares in a relatively short period after purchase. If and to the extent that a public trading market ever develops for the Shares, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices. For those investors that cannot bear risk of loss or relative lack of liquidity, investment in the Fund may not be suitable. The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. There is no assurance that you will be able to tender your Shares when or in the amount that you desire. See “Risk Factors – Interval Fund Risk” and “— Liquidity Risk.”
Use of Proceeds
The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. The proceeds of this offering may be initially invested by the Fund in short-term, high-quality debt securities, money market instruments or money market funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objective and investment policy. See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objective and investment policy.
Investment Objective and Strategies
The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets. “Real Returns” are defined as total returns adjusted for the effects of inflation.
Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S., public and private investments in the following real asset classes: (i) Infrastructure, (ii) Timberland, and (iii) Agriculture/Farmland (together, “Real Asset Related Investments”). The Fund obtains exposure to Real Asset Related Investments through (i) investments in third party private funds that themselves invest in real assets; (ii) investments in wholly-owned and controlled subsidiaries that are real estate investment trusts (the “Sub-REITs”) that invest in real assets; (iii) investments in publicly traded equity and debt securities associated with real assets, including infrastructure, timberland, and agriculture/farmland (“Real Asset Securities”); and (iv) direct investments in private debt investments associated with real assets.
Private Funds, Sub-REITs, Real Asset Securities and Private Debt
Private Funds. The Fund may gain exposure to Real Asset Related Investments through investments in continuously offered private real asset funds and, to a limited extent, through investments in closed-end institutional real asset funds (collectively the “Private Funds”). The Private Funds invest in the equity (common and preferred) and debt financings associated with the acquisition, development, and operations of real assets. The closed-end Private Funds include funds that have minimums to close and maximum capital raise limitations (“targeted capital raises”), multi-year periods with limited or no liquidity (“investment lock-up periods”) , and targeted termination or liquidity dates (“expected fund life terms”) . The Fund will invest no more than 15% of its assets in Private Funds or other entities that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (excluding, for the avoidance of doubt, the Sub-REITs and other entities that qualify as real estate investment trusts (“REITs”) or that would otherwise qualify for an exemption under Section 3(c)(5) of the Investment Company Act). Additionally, the Fund will not invest in Private Funds that hold themselves out or otherwise operate as “hedge funds.” The Private Funds may invest in properties located outside of the United States, including in any one non-U.S. country, which investments, in the aggregate, shall not exceed 50% of the Fund’s total assets.
Sub-REITs. The Fund also invests in wholly-owned and controlled subsidiaries that are real estate investment trusts (the “Sub-REITs”) that make direct investments into timberland and agriculture/farmland assets. The Fund maintains voting control of the Sub-REITs. The Fund shall report its investment in the Sub-REITs in accordance with generally accepted accounting principles. The Fund’s investments in the Sub-REITs are valued utilizing the fair value principles outlined within the Fund’s Valuation Policy. See “Calculation of Net Asset Value.” For purposes of the Fund’s leverage and concentration policies under the Investment Company Act, the assets of the Sub-REITs are consolidated with the assets of the Fund in order to determine compliance with such policies. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. For purposes of complying with its fundamental and non-fundamental investment restrictions and policies pursuant to Section 8 of the Investment Company Act, except with respect to the Fund’s policy with respect to the purchase and sale of real assets, the Fund aggregates its direct investments with the investments of the Sub-REITs. The total investment by the Fund in the Sub-REITs, together with the Fund’s investments in the closed-end Private Funds that have targeted capital raises, investment lock-up periods , and expected fund life terms, shall not exceed 25% of the Fund’s total assets. The Fund is the managing member of the Sub-REITs and the Sub-REITs’ board of directors consists of the same members as the Fund’s Board. The Sub-REITs also have the same officers as the Fund. The Sub-REITs do not have operational employees as all physical assets will be operated by lessees. Additionally, the Sub-REITs engage external management companies for property-level oversight of their investments. The Sub-REITs make direct investments into timberland and agriculture/farmland assets through wholly-owned subsidiaries. Such wholly-owned subsidiaries are special purpose vehicles established as single member limited liability companies for each investment.
Real Asset Securities. The Fund may invest directly in Real Asset Securities. These securities may include common stock, preferred shares, and debt investments (including secured debt and mezzanine financing), global inflation linked bonds, municipal bonds, and baskets of public securities tied to indices that capture the global opportunity set of listed companies engaged in production related to Real Asset Related Investments. The Fund’s direct and indirect investments in the securities of non-U.S. issuers (excluding the Private Funds), including the securities of issuers located in any one non-U.S. country, shall not exceed in the aggregate 50% of the Fund’s total assets. The Fund may invest up to 15% of its assets in securities that are either rated, or which have credit characteristics substantially the same as those rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”).
The Sub-Advisers to the Fund are engaged to invest a portion of the Fund's assets in Real Asset Securities. In certain circumstances or market environments, the Fund may reduce its investment in Real Asset Securities and hold a larger position in short-term, high-quality debt securities, money market instruments or money market funds, cash or cash equivalents.
The Fund may use forward contracts for hedging exposure to foreign currencies. The Fund will not sell securities short and may not write uncovered options. All public securities strategies may only use long-only or buy and hold investment strategies, and will be restricted from selling securities short and writing uncovered options.
Private Debt. The Fund’s real asset debt strategy seeks to create and maintain a portfolio of investments that the Adviser believes will generate a stable income stream of attractive and consistent cash distributions. Investing in infrastructure, timberland, or agriculture/farmland loans and other real asset-related securities will typically emphasize the payment of current returns to investors and preservation of invested capital as objectives. The Fund will attempt to include varying investment strategies that include investments in participating loans, bridge loans, and other secured and unsecured real asset-related debt. Additionally, the Fund may seek to make debt investments via primary and secondary markets in secured and unsecured real asset-related debt. The Adviser may engage third parties in support of its efforts to review, diligence, monitor, and value private securities owned by the Fu nd.
Real Asset Related Investments
Infrastructure. Infrastructure assets provide essential facilities and services supporting economic productivity. Such assets may include, among others , regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports and railway lines), communications assets (including broadcast and wireless towers and satellite networks), and social infrastructure (including schools, hospitals, prisons and courthouses). In identifying infrastructure investments for the Fund, the Adviser seeks assets that feature, among other characteristics: (i) stable and predictable income and cash flow with low return correlations to traditional asset classes such as public equities and fixed income; (ii) inelastic demand for their use as essential assets for a functioning society; (iii) minimal operating risk; and (iv) monopolistic characteristics with high barriers to entry. The Infrastructure investments typically will be made through Private Funds, separate accounts, co-investments, and/or public companies that invest in and/or operate such assets.
Timberland. Timberland investments involve the acquisition and management of forest assets for the purpose of producing a financial return. The two main subclasses of investments relating to timberland are tree farms and managed natural forests. Timberland investments can provide revenue generation from multiple sources, including harvesting, leasing and usage fees. Additionally, they provide potential for appreciation on both the value of the underlying land purchased, as well as the value of the timber on that land. The Timberland investments typically will be made through Private Funds (including private REITs), Sub-REITs, separate accounts, co-investments, and/or public companies that invest in properties that are leased to timberland operators or operated by such REIT managers.
Agriculture/Farmland. Agriculture/Farmland investments may consist of direct investments in rural land, along with crop and livestock assets that produce food, fiber, and energy. Agriculture/Farmland investments focus on the productive capacity of the land base, and returns are often dependent on the biological growth of crops and livestock, as well as appreciation of land and related assets. Agriculture/Farmland investments are typically classified into three general categories: (i) row crop investments , which include annual crops such as corn, soybeans, cotton, wheat and rice; (ii) permanent crop investments , which include perennial crops such as fruit and nut, which have both pre-productive and mature periods; and (iii) livestock investments , which include land leased to local operators for grazing or direct livestock ownership and operation. Sources of return typically include an income component from leasing fees, land prices and the price of the underlying commodities. The Fund’s investment strategy will focus on portfolio investments targeting returns from leasing fees and land values. Agriculture/Farmland investments typically will be made through Private Funds (including private REITs) , Sub-REITs , separate accounts, co-investments and/or public companies that invest in properties that are leased to farmers and used to grow crops or manage livestock.
Selection of Private Funds and Sub-Advisers
The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. See “Investment Objectives, Investment Strategies and Investment Features – Selection of Private Funds and Sub-Advisers.” Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and the selection of Private Funds and Sub- Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. There can be no assurance that the Adviser will be able to access Managers, whether through their Private Funds or by engaging them as Sub-Advisers, that can enable the Fund to meet its objective.
Borrowing/Leverage
The Fund may add leverage to its portfolio by utilizing a bank loan secured by the liquid securities of the Fund, commercial paper, and/or other borrowings available to the Fund. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. Any leverage at the Fund and Sub-REIT levels will be in addition to financial leverage that a Private Fund may use as part of its capital structure. The Fund may utilize borrowings and other forms of leverage opportunistically and may choose to increase or decrease its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends,market conditions and other factors. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed. See “Risk Factors — Leverage Risk.” The Fund has, and may in the future, borrow money in order to repurchase its Shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund. The Fund may also borrow to facilitate investments.

Board of Directors
The Fund’s board of directors (the “Board”) has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations. A majority of the Directors are not “interested persons” of the Fund, the Adviser, the Distributor, the Sub-Advisers or their designees, or any affiliates of any of the foregoing, as defined by the Investment Company Act (the “Independent Directors”).
Investment Management Fee
The Fund pays the Adviser an investment management fee equal to 1.15% annually of the average daily NAV(the “Investment Management Fee”). The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares.
The Adviser has entered into a sub-advisory agreement with each Sub-Adviser and pays the Sub-Advisers out of the Investment Management Fee it receives from the Fund. Pursuant to the sub-advisory agreements, the sub-advisory fee for each Sub-Adviser is based on the average daily NAV of the Fund’s assets allocated to that Sub-Adviser. Pursuant to its sub-advisory agreement, Brookfield is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.55% based on the average daily NAV of the Fund assets that are managed by Brookfield. Pursuant to its sub-advisory agreement, Lazard is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.40% down to 0.30% based on the average daily NAV of the Fund assets that are managed by Lazard.
To the extent that the Fund invests in Private Funds, the Fund will be subject to the management fees,including asset-based fees and, in some cases, performance fees, charged by the Private Funds on the portion of the Fund’s assets invested in such Private Funds.
See “Summary of Fund Expenses” and “Management of the Fund – Adviser and Investment Management Fee” for more information regarding the Investment Management Fee and other Fund expenses.
Other Fees and Expenses
BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”) performs certain administrative, accounting and transfer agency services for the Fund. In consideration for providing such services, the Fund pays BNY Mellon annual fees of approximately [0.06]%, assuming anticipated weighted average assets in the Fund of approximately $[1,700] million over the fiscal year. This includes certain minimum payments for services provided. All such fees shall accrue daily and will be paid periodically.
The Fund will bear all expenses incurred in the business of the Fund and the shareholders will indirectly bear all expenses incurred in the business of the Private Funds and Sub- REITs, including fees and expenses associated with the acquisition, disposition and property management of the Sub-REITs. See “Management of the Fund – Other Expenses of the Fund” and “Summary of Fund Expenses.”
The Fund will pay the asset-based fees charged by the Private Funds. Many of the Private Funds will simply charge an asset management fee on the net asset value of the Fund’s investment. The Private Funds are not hedge funds and will not be subject to traditional “carried interest” costs seen in hedge fund investments; however, the Fund may invest in funds that assess a fee that is charged as an additional performance fee and applied as a percentage share of the returns in excess of a minimum hurdle rate of return to the investors (net of any management fees). As noted in the “Summary of Fund Expenses” table below, such performance fees may typically be in the range of 7.5% to 20% of any such Private Fund’s realized and, in certain cases, unrealized annual returns that are in excess of a minimum annual return of 5% to 8% provided to the investors of such Private Fund before the fund manager might share in any returns. In many cases such fees are structured as a flat percentage fee with no catch-up provision and are capped at a certain dollar amount or percentage of net asset value. See “Management of the Fund – Other Expenses of the Fund” and “Summary of Fund Expenses.”
Suitability of Investment
Investing in the Fund involves a considerable amount of risk. Shareholders may lose money or their entire investment in the Fund. Investing in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may not be suitable for investors who may need the assets invested in the Fund in a specified time frame. Before making your investment decision, you and/or your personal financial advisor should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered to be an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund. In addition, while a shareholder has a limited ability to transfer or resell Shares pursuant to the provisions of the Limited Liability Company Agreement of the Fund (as amended and restated from time to time, the “LLC Agreement”), the Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares. However, limited liquidity will be available through quarterly repurchases of Shares by the Fund of at least 5% of the outstanding Shares during each quarterly period. See “Risk Factors – Interval Fund Risk” and “— Liquidity Risk.”
Distribution Policy and Dividend Reinvestment Policy
To qualify for treatment as a RIC, the Fund is required to distribute at least 90% of its “investment company taxable income”(as that term is defined in the Code without regard to the deduction for dividends paid — generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) to shareholders in accordance with the requirements of the Code each year. The Fund intends to satisfy this requirement through regular quarterly distributions to shareholders. In addition, the Fund may make distributions to shareholders of all or a portion of the Fund’s net long term capital gains, which may include gains allocated to the Fund by the Private Funds or that the Fund realizes upon the disposition of an interest in an Private Fund. The Fund will attempt to establish reasonable reserves to meet Fund obligations prior to making distributions. For U.S. federal income tax purposes, the Fund’s distributions may be treated in the hands of shareholders as, among other things, ordinary income, qualified dividends, capital gains, or returns of capital. The portion of a distribution treated as a return of capital is not taxable, but reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. See “Taxes.”
All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in additional Shares), pursuant to the Fund’s Dividend Reinvestment Policy. A shareholder may elect initially not to reinvest by indicating that choice on a shareholder certification. Thereafter, a shareholder is free to change his, her or its election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting the financial intermediary that sold such shareholder his, her or its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. A shareholder’s initially purchased Shares will not be subject to a “sales load,” as defined in the Investment Company Act, nor shall there be other charge for Shares issued upon reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxes” and “Description of Shares.”
Quarterly Repurchases of Shares
The Fund provides liquidity through a quarterly repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV no less than 5% of outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements. This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each quarterly repurchase offer (each, a “Repurchase Offer”) and the date the Repurchase Offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14 th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”).
Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. The time between the notification to shareholders and the Repurchase Request Deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Certain authorized institutions, including custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account no more than 7 days after the Repurchase Pricing Date (the “Repurchase Payment Date”). The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other applicable laws.
The Shares will not be subject to an early withdrawal charge.
If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the tendered Shares on a pro rata basis or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the Repurchase Offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for proration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund.
Taxation
The Fund has elected to be treated as a RIC under the Code. As a RIC, the Fund will not be subject to U.S. federal income tax on its taxable income and gains that it timely distributes to shareholders in accordance with the requirements of the Code. The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares.
Although the Fund is considered a non-diversified fund within the meaning of the Investment Company Act, the Fund must satisfy certain diversification tests under the Code in order to qualify as a RIC. For the purpose of satisfying those tests as well as the 90% gross income test, the Fund will in certain cases be required to “look through” to the character of the income, concentrations of any issuer’s securities and investments held by the Private Funds or managed in the Fund’s public securities portfolio. However, unlike registered investment companies, Private Funds are not obligated by regulation to publicly disclose the contents of their portfolios. Any lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the requirements for taxation as a RIC under the Code, and ultimately may limit the universe of Private Funds in which the Fund can invest. In order to ensure compliance with all applicable regulatory requirements, the Fund will seek Private Funds that utilize a private REIT and private taxable corporation investment structure for federal tax purposes under the Code, for the direct and indirect ownership of real assets.
If the Fund were to fail to qualify and be eligible to be treated as a RIC, the Fund would be subject to corporate-level taxation, thereby reducing the return on a shareholder’s investment. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC. See “Taxes” and, in the SAI, “Tax Aspects.”In most instances, the Private Funds will accept subscriptions on a continuous basis, have quarterly repurchases and do not have a defined termination date. In addition, the Adviser may delegate to the Securities Sub-Advisers the management of a designated portion of the Fund’s assets for investment in Real Asset Securities.
The Fund expects to receive information from each Private Fund regarding its investment performance on a regular basis.
Risk Factors
An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund, or in an investment vehicle managed by Managers (as defined below) utilized by the Fund, include, but are not limited to, those outlined below. See “Risk Factors” and elsewhere in this Prospectus where risks of investment are discussed in more detail. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
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Infrastructure-Related Companies Risk . An investment in the Fund is subject to certain risks associated with the ownership of infrastructure and infrastructure-related assets in general, including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund. In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could cause the value of infrastructure investments to decline and negatively affect the Fund’s returns.
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Timberland-Related Companies Risk . An investment in the Fund is subject to certain risks associated with the ownership of timberland, timber and timber-related assets in general, including: the volatility of forest product prices; changes in foreign and U.S. trade and tariff policies; general market forces, such as regional growth rates, construction activity, changes in currency exchange rates and capital spending; competition from the use of alternative building materials and other decreases in demand; forestry regulations restricting timber harvesting or other aspects of business; the illiquidity of timber-related asset investments; losses from fire and other causes; uninsured casualties; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund or the Private Funds.

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Agriculture/ Farmland-Related Companies Risk . Investments in agriculture/farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, adverse natural conditions such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights, failure of irrigation or other mechanical systems used to cultivate the land, financial conditions of tenants, marketability of any particular kind of crop that may be influenced, among other things, by changing consumer tastes and preferences, import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, availability of excess supply of property relative to demand, changes in availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals used in commercial agriculture, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors which are beyond the control of a Private Fund.

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Debt Securities and Related Investments Risk. The Fund intends to invest in real asset-related debt securities, including but not limited to senior secured debt, subordinated debt, term loan B facilities, senior loans, mezzanine debt and other similar types of investments. Certain factors may materially and adversely affect the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. It is likely that many of the debt securities in which the Fund may invest will be unrated, or, if rated, below investment grade, and whether or not rated, the debt securities may have speculative characteristics.

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Credit Risk. The credit quality of securities held by the Fund can change rapidly in certain market environments, particularly during times of market volatility, and the default of a single holding could cause significant NAV deterioration. An issuer or guarantor of debt securities (or a borrower or counterparty to a repurchase agreement or reverse repurchase agreement) may not be able to make principal and/or interest payments when they are due or otherwise default on other financial terms and/or may go bankrupt. This is also sometimes described as counterparty risk.

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High Yield Securities Risk. High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. Changes in economic conditions are also more likely to lead to a weakened capacity to make principal payments and interest payments. The recent economic downturn has severely affected the ability of many highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.
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Market Disruption, Health Crises, Terrorism and Geopolitical Risks. The Fund’s investments may be negatively affected by the broad investment environment in the real assets market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. In addition, the Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments.

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Active Management Risk. Identifying the appropriate investment strategies, Sub-Advisers, and Private Funds is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful Sub-Advisers and managers of the Private Funds (collectively, the Sub-Advisers and managers of Private Funds are referred to herein as “Managers”) and upon the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal.Managers are subject to various risks, including risks relating to operations and back office functions,property management, accounting, administration, risk management, valuation services and reporting,and may also face competition from other industry participates that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel.

While the Fund and the Adviser will evaluate regularly each Private Fund and its Manager and each Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made the Sub-Advisers. A Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses. Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund.
Conflicts of interest may arise from the fact that the Adviser, the Managers and their affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. Furthermore, the Adviser, the Managers and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts other than the Fund, which could compete for the same investment opportunities as the Fund.
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Leverage Risk . Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. There is no assurance that a leveraging strategy would be successful. Leverage involves risks and special considerations for shareholders including:

•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;

•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.
In addition to any borrowing utilized by the Fund, the Sub-REITs and the Private Funds in which the Fund invests may utilize leverage. While leverage presents opportunities for increasing a Sub-REIT’s or a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Sub-REIT or the Private Fund will decrease. Additionally, any event which adversely affects the value of an investment by a Sub-REIT or a Private Fund would be magnified to the extent such Sub-REIT or Private Fund is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.
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Equity Securities Risk. The prices of equity and preferred securities fluctuate based on changes in a company’s financial condition and overall market and economic conditions. Preferred securities may be subject to additional risks, such as risks of deferred distributions, liquidity risks, and differences in shareholder rights associated with such securities.

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Liquidity Risk. The Fund will invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds also may suspend the repurchase rights of their shareholders, including the Fund, from time to time. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time. Sub-REITs invest in illiquid assets, and may be unable to sell their assets, or be forced to sell them at reduced prices. The Adviser may also invest directly in other private securities which they may not be able to sell at the Fund’s current carrying value for the securities.
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Interval Fund Risk. The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy. See “Quarterly Repurchases of Shares.”

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Valuation Risk. The value of the Fund’s investments will be difficult to ascertain and the valuations provided in respect of the Fund’s Private Funds, Sub-REITs, and other private securities will likely vary from the amounts the Fund would receive upon withdrawal of its investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in the Private Funds and Sub-REITs are not publicly traded and the Fund will depend on appraisers, service providers, and the Manager to a Private Fund to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, or of a Sub-REIT provided by a property manager, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party. For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Adviser’s ability to value accurately the Fund’s Shares.
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Private Funds Risk. The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations.

Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
In order to meet its obligation to provide capital for unfunded commitments, the Fund may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.
By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses — at the Fund level and the Private Fund level. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.
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Foreign Investing Risk. Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Asset Related Investments may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs which adversely affect the returns sought by the Fund.

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Currency and Exchange Rate Risks. The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Asset Securities, in which case the Fund will be subject to foreign currency risk. The Fund's Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund's assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons. These fluctuations may have a significant adverse impact on the value of the Fund's portfolio and/or the level of Fund distributions.

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Interest Rate Risk. A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise (e.g., central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). This is especially true under current conditions because interest rates and bond yields are near historically low levels. Thus, the Fund currently faces a heightened level of risk associated with rising interest rates and/or bond yields. If interest rates increase, such increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.
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Business and Regulatory Risks. Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund.

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Environmental Risk. The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition. In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters.

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Fees and Expenses Risk. By investing in the Private Funds and the Sub-REITs indirectly through the Fund, a shareholder bears two layers of fees and expenses — at the Fund level and the Private Fund or Sub-REIT level. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

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Emerging Markets Risk. Investing in securities of companies based in emerging countries or issued by the governments of such countries involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries.

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Issuer Risk. Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt.

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Tax Risks. Special tax risks are associated with an investment in the Fund. Because the Fund intends to qualify and elect to be treated as a RIC under Subchapter M of the Code, it must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its income and net short-term gains in the form of deductible dividends. These requirements for qualification for the favorable tax treatment available to RICs require that the Adviser obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately, this may limit the universe of Private Funds in which the Fund can invest.

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RE ITs Risk . The Fund will invest in Real Asset Related Investments directly and through Private Funds and entities that are intended to qualify as REITs. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.
•
Privately Placed Securities Risk. The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible.

•
Market Capitalization Risk. The Sub-Advisers may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies, which may involve higher risks in some respects than do investments in securities of larger companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. Small-cap and micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations.

•
Reliance on Key Persons Risk. The Fund relies on the services of certain executive officers who have relevant knowledge of Real Asset Related Investments and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

•
Concentration Risk. The Fund may, from time to time, invest a substantial portion of its assets in a particular asset type, industry, geographic location or securities instrument. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, geographic location or securities instrument. To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.

•
Hedging Transactions Risk. Hedging transactions may limit the opportunity for gain if the value of the portfolio position should increase. There can be no assurance that the Fund or a Private Fund will engage in hedging transactions at any given time, even under volatile market conditions, or that any hedging transactions the Fund or a Private Fund engages in will be successful. Moreover, it may not be possible for the Fund or a Private Fund to enter into a hedging transaction at a price sufficient to protect its assets. The Fund or a Private Fund may not anticipate a particular risk so as to hedge against it.

•
Fund Capitalization Risk. There is a risk that the Fund may not continue to raise capital sufficient to maintain profitability and meet its investment objective. An inability to continue to raise capital may adversely affect the Fund’s diversification, financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements and tax diversification requirements.

•
Limited Operating History Risk. The Fund commenced operations on September 18, 2017, and therefore has only a limited operating history upon which prospective investors may evaluate the Fund’s past performance and potential future returns. While the senior investment professionals and other individuals employed by the Adviser have prior experience in Real Asset Related Investment activities, past performance with respect to such activities is not a guarantee of future results.

•	Diversification Risk. The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.
•
Cybersecurity Risk. The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future.

You should invest in the Fund only if you can sustain a complete loss of your investment. An investment in the Fund should be viewed only as part of an overall investment program. No assurance can be given that the Fund’s investment program will be successful.

SUMMARY OF FUND EXPENSES
The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund. Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year. The following table has been prepared under the assumption that the weighted average net assets over a calendar year will be approximately $1.6 billion, which is the Fund’s net assets as of March 31, 2020.
Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price) (1)	None
Dividend Reinvestment and Cash Purchase Plan Fees	None
Annual Expenses (as a percentage of net assets attributable to Shares) (2)
Investment Management Fee (3)	1.15%
Other Expenses (4)	0.15%
Acquired Funds Fees and Expenses (5)	0.21%
Total Annual Fund Expenses (6)	1.51%
(1)	The Shares are not subject to a Sales Load.
(2)
Total Annual Fund Expenses represent the Fund’s expenses estimated based on the Fund’s net assets as of March 31, 2020. The Fund’s Total Annual Fund Expenses do not include the indirect costs of the underlying Private Funds that are private REITs (i.e., entities that qualify for exemption under 3(c)(5)(C) of the Investment Company Act), as discussed further in footnote 5 below.

(3)
Investment Management Fee is paid to the Adviser at an annual rate of 1.15% of NAV, which accrues daily on the basis of the Fund’s net assets. The Investment Management Fee will reduce the NAV of the Fund and is payable in arrears on a quarterly basis. See “Management of the Fund – Adviser and Investment Management Fee.” The Adviser will pay the Sub-Advisers from its Investment Management Fee. Pursuant to a sub-advisory agreement, Brookfield is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.55% based on the average daily NAV of the Fund assets that Brookfield manages. Pursuant to a sub-advisory agreement, Lazard is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.40% down to 0.30% based on the average daily NAV of the Fund assets that Lazard manages.

(4)
“Other Expenses” are estimated based on the Fund’s net assets as of March 31, 2020. Such estimated expenses of the Fund, including, among other things, fees and other expenses that the Fund will bear directly, the Fund’s ongoing offering costs, and fees and expenses of certain of the Fund’s service providers, will vary. The Adviser has absorbed, and will not seek reimbursement from the Fund, the organizational expenses and initial offering costs. The Fund’s annual expense ratio will increase if the Fund’s asset level decreases. Given the variability in the Fund’s Other Expenses, the Fund’s Total Annual Fund Expenses may increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease. Actual fees and expenses may be greater or less than those shown. See “Management of the Fund – Other Expenses of the Fund.”

(5)
Acquired Fund Fees and Expenses (“AFFE”) include certain of the fees and expenses incurred indirectly by the Fund as a result of investment in shares of investment companies (including short-term cash sweep vehicles) and certain Private Funds. Although the Private Funds are not investment companies registered pursuant to the Investment Company Act, some of the fund structures may be considered traditional pooled investment vehicles (i.e., entities that would be investment companies but for Section 3(c)(1) and 3(c)(7) of the Investment Company Act) (“Pooled Investment Vehicles” for the purposes of this footnote) while many others, including the Sub-REITs, are private REITs (i.e., entities that qualify for exemption under 3(c)(5)(C) of the Investment Company Act). AFFE includes certain of the fees and expenses, such as management fees (including performance fees, where applicable), audit, and legal expenses (“Operating Costs”), incurred indirectly by the Fund through its investments in Pooled Investment Vehicles (based on information provided by the managers of such Pooled Investment Vehicles), but excludes the Operating Costs incurred by the Fund through its investments in REITs. The contractual management fee rates associated with the Pooled Investment Vehicles currently range from approximately 0.50% to 1.05% per annum of the average NAV of the Fund’s investment in each Pooled Investment Vehicle. The typical performance fees paid to Pooled Investment Vehicles’ managers or their affiliates currently range from 10% to 20% of any such Pooled Investment Vehicle’s realized and, in certain cases, unrealized annual returns that are in excess of a minimum annual return ranging from 5% to 8% provided to the investors of such Pooled Investment Vehicles before the manager might share in any returns. Because these fees are based on the performance of Pooled Investment Vehicles, which may fluctuate over time, future AFFE may be substantially higher or lower. The calculation of AFFE is based on the Fund’s net assets of approximately $1.6 billion at March 31, 2020 and assumes investments in Pooled Investment Vehicles of approximately 13% of the Fund’s net assets, which is the Fund’s actual March 31, 2020 allocation. These allocations may change substantially over time and such changes may significantly affect AFFE. As of March 31, 2020 , approximately 54 % of the Fund’s net assets were invested in REITs. If the estimated Operating Costs of such REITs (which equal approximately 69 % of the Fund’s net assets) were included in AFFE, the Fund’s Total Annual Fund Expenses would equal 2.20%.

(6)
The Total Annual Fund Expenses provides a summary of all the direct fees and expenses of the Fund, as well as the indirect Operating Costs of the Pooled Investment Vehicles, but excluding the Operating Costs of the REITs. See footnote 5.

Example
The following example illustrates the hypothetical Annual Fund Expenses that you would pay on a $1,000 investment in the Fund assuming a 5% return and that annual expenses attributable to Shares remain unchanged. The example assumes that you invest $1,000 in the Fund for the time periods indicated and then redeem all of your

Shares at the end of those periods. The example does not present actual expenses and should not be considered a representation of future expenses. Actual Fund expenses may be greater or less than those shown.
1 Y ear	3 Years	5 Years	10 Years
$16	$49	$83	$182
The purpose of the tables above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund. For a more complete description of the various costs and expenses of the Fund. See “Management of the Fund.”

FINANCIAL HIGHLIGHTS
[To be updated by amendment]
[The information in the table below for the fiscal years ended March 31, 2020, March 31, 2019, and the period from September 18, 2017 (commencement of operations) to March 31, 2018 is derived from the Fund’s financial statements for the fiscal year ended March 31, 2020 audited by [ ], an independent registered public accounting firm, whose report on such financial statements is contained in the Fund’s March 31, 2020 Annual Report and is incorporated by reference into the Statement of Additional Information.]
	Year Ended March 31, 2020	Year Ended March 31, 2019	Period From September 18, 2017 (inception) to March 31, 2018
Net Asset Value, Beginning of Period	$	$ 25.18	$ 25.00
Income from Investment Operations:
Net investment income (a)		0.58	0.17
Net realized and unrealized gain		0.26	0.11
Total from investment operations		0.84	0.28

Less Distributions:
From net investment income		(0.28)	(0.02)
From return of capital		(0.50)	(0.08)
Total Distributions		(0.78)	(0.10)
Net Asset Value, End of Period $		$ 25.24	$ 25.18
Total Return Based on Net Asset Value		3.64%	1.12% (b)
Ratios and Supplemental Data
Net Assets at end of period (000’s)		$$1,324,192	$802,734
Ratios of gross expenses to average net assets		1.33%	1.36% (c)
Ratios of net expenses to average net assets		1.33%	1.36% (c)
Ratios of net investment income to average net assets		2.18%	1.26% (c)
Portfolio turnover rate		18.04%	18.09% (b)
(a)	Per Share amounts are calculated based on average outstanding shares.
(b)	Not annualized.
(c)	Annualized.

RISK FACTORS
An investment in the Fund is subject to a high degree of risk. Risks of investing in the Fund are described below. For purposes of this section, references to “the Adviser” and “the Fund” should be read to include the Sub-Advisers, and the Private Funds and Sub-REITs, respectively, as applicable. You should consider carefully the risks before investing in the Shares. You may also wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.
Infrastructure-Related Companies Risk
General. An investment in the Fund is subject to certain risks associated with the ownership of infrastructure and infrastructure-related assets in general, including: the burdens of ownership of infrastructure; local, national and international economic conditions; the supply and demand for services from and access to infrastructure; the financial condition of users and suppliers of infrastructure assets; changes in interest rates and the availability of funds which may render the purchase, sale or refinancing of infrastructure assets difficult or impracticable; changes in environmental laws and regulations, and planning laws and other governmental rules; environmental claims arising in respect of infrastructure acquired with undisclosed or unknown environmental problems or as to which inadequate reserves have been established; changes in energy prices; changes in fiscal and monetary policies; negative developments in the economy that depress travel; uninsured casualties; force majeure acts, terrorist events, under-insured or uninsurable losses; and other factors which are beyond the reasonable control of the Fund . In many cases, the rates, or the fees charged to end users, that are charged by infrastructure assets are determined by regulators, concession agreements with governments and long-term contracts. Owners of such assets in many cases have the ability to increase such rates or fees in connection with inflation, economic growth, or otherwise. Many of these factors could cause the value of infrastructure investments to decline and negatively affect the Fund’s returns.
Regulatory Risks. Government authorities at all levels are actively involved in the promulgation and enforcement of regulations relating to matters affecting the ownership, use and operation of infrastructure assets. The institution and enforcement of such regulations could have the effect of increasing the expenses, and lowering the income or rate of return, as well as adversely affecting the value of the Fund.
Many of the infrastructure investments may be subject to varying degrees of statutory and regulatory requirements, including those imposed by zoning, environmental, safety, labor and other regulatory or political authorities. Such investments may require numerous regulatory approvals, licenses and permits to commence and continue their operations. Failure to obtain or a delay in obtaining relevant permits or approvals could hinder construction or operation and could result in fines or additional costs for a project entity, issuer, or Private Fund, loss of such rights to operate the affected business, or both, which in each case could have a material adverse effect on the investments. Where an issuer’s or Private Fund’s ability to operate a business is subject to a concession or lease from the government, the concession or lease may restrict its ability to operate the business in a way that maximizes cash flows and profitability. The impact of these requirements on an issuer or Private Fund, and therefore on the Fund, may be complicated by the fact that Private Funds may operate in multiple jurisdictions.
Adoption of new laws or regulations, or changes in interpretations of existing ones, or any of the other regulatory risks mentioned above could have a material adverse effect on an investments and on the Fund’s ability to meet its investment objective.
Operating and Technical Risks. Infrastructure investments may be subject to operating and technical risks, including risk of mechanical breakdown, failure to perform according to design specifications, labor and other work interruptions, and other unanticipated events that adversely affect operations. There can be no assurance that any or all such risk can be mitigated. An operating failure may lead to loss of a license, concession or contract on which an investment may depend.
The long-term profitability of an infrastructure project, once constructed, is partly dependent upon efficient operation and maintenance of the assets. Inefficient operations and maintenance and, in certain infrastructure sectors, latent defects in acquired infrastructure assets may adversely affect the financial returns of the Fund.
Government Contract Risk. To the extent that the Fund gains exposure to assets that are governed by concession agreements with governmental authorities (whether at the national, state, local, district or other level), there is a risk that these authorities may not be able to or may choose not to honor their obligations under such agreement, especially over the long term.

Government leases or concessions may also contain clauses more favorable to the government counterparty than would a typical commercial contract. For instance, a lease or concession may enable the government to terminate the lease or concession in certain circumstances without requiring it to pay adequate compensation. In addition, government counterparties also may have the discretion to change or increase regulation of an issuer’s or Private Fund’s operations, or implement laws or regulations affecting such issuer’s or fund’s operations, separate from any contractual rights they may have. Governments have considerable discretion in implementing regulations that could impact infrastructure assets, and because infrastructure businesses provide, in many cases, basic, everyday services, and face limited competition, governments may be influenced by political considerations and may make decisions that adversely affect the infrastructure investments.
Capital Expenditures. There is a risk that unforeseen factors may require capital expenditures in excess of forecasts and a risk that new or additional regulatory requirements, safety requirements or issues related to asset quality and integrity may result in the need for additional capital expenditure for refurbishment, reinforcement or replacement of infrastructure assets.
Demand and User Risk. The revenue generated by infrastructure and infrastructure-related assets may be impacted by the demand of users or the number of users for the products or services provided by such assets (for example, traffic volume on a toll road). Any reduction in demand and/or the number of users may negatively impact the profitability of the infrastructure investment. Demand for infrastructure assets may be subject to seasonal variations leading to increased or reduced revenues and profitability at various times during the year, which could affect the short term returns to the Fund.
Lack of Liquidity of Infrastructure Assets. Although infrastructure investments may generate some current income, they are expected to be generally illiquid. In addition, public sentiment and political pressures may affect the ability of the Fund to sell one or more of its infrastructure investments. As a result, it may be difficult from time to time for such fund to realize, sell or dispose of an infrastructure investment at an attractive price or at the appropriate time or in response to changing market conditions, or the Fund may otherwise be unable to complete a favorable exit strategy. Losses on unsuccessful investments may be realized before gains on successful investments are realized. Although some infrastructure investments may generate operating income, the full return of capital and the realization of gains, if any, will generally occur only upon the partial or complete disposal of such an investment. Additionally, income from some infrastructure investments will not be realized until a number of years after they are made.
The Fund may hold, or have exposure to, securities or other instruments issued in conjunction with the financing of and infrastructure investment. Such securities and instruments are generally not publicly traded. In the United States, such securities and instruments are generally unregistered for securities law purposes and can generally be resold only in privately negotiated transactions or in a public offering registered under the Securities Act. Outside the United States, similar restrictions may apply. Considerable delay in resale could be encountered in either case and, unless otherwise contractually provided for, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of unlisted securities or instruments, and at times might make disposition of such securities and instruments impossible.
Litigation Risk. Infrastructure assets are often governed by a complex series of legal documents and contracts. As a result, the risks of a dispute over interpretation or enforceability of the documentation and consequent costs and delays may be higher than for other investments. In addition, a Private Fund may be subject to claims by third parties (either public or private), including environmental claims, legal action arising out of acquisitions or dispositions, workers’ compensation claims and third party losses related to disruption of the provision of infrastructure services by an infrastructure provider. Further, it is not uncommon for infrastructure assets to be exposed to legal action from special interest groups seeking to impede particular infrastructure projects to which they are opposed. If any of the infrastructure investments become involved in material or protracted litigation, the litigation expenses and the liability threatened or imposed could have a material adverse effect on the Fund.
Project Finance. Some infrastructure investments may be structured on a project finance basis. A project finance structure entails the assumption of “project risk” by equity investors , usually without recourse to a project sponsor.

Such risk can include many, if not all of the risks discussed in this “Risk Factors” section. An issuer or Private Fund may also invest in some projects and facilities at an early stage of development. These projects involve additional uncertainties, including the possibility that the projects may not be completed, operating licenses may not be obtained, and permanent financing may be unavailable.
Follow-On Investments. An infrastructure investor may be called upon to provide additional funding for an infrastructure investment or have the opportunity to increase such an investment. There can be no assurance that an issuer or Private Fund in which the Fund invests will wish to make follow-on investments or that it will have sufficient funds to do so. Similarly, co-investors may decline to fund their pro rata share of any such follow-on investments. Any decision by an issuer or Private Fund or a co-investor not to make a follow-on investment or their inability to make them may have a substantial negative impact on such an infrastructure investment in need of further investment or may diminish the issuer or Private Fund’s ability to influence the investments future development.
Timberland-Related Companies Risk
An investment in the Fund is subject to certain risks associated with the ownership of timberland and timberland-related assets in general, including those described below.
Volatility Risk. Private Funds and other investors that invest in timberland and timber-related assets will have operating revenues that are dependent on prevailing market prices for wood products, which can fluctuate over time. Prevailing wood product prices are affected by changes in supply and demand, especially within a particular geographic area. Decreases in demand, increases in supply, or both, may reduce timber prices, which in turn may reduce an issuer’s or Private Fund’s revenues and adversely affect an issuer’s or Private Fund’s ability to make distributions , which may negatively affect the Fund’s returns .
The industries that use these various wood products drive the demand for them. Each market prices the product independently from the other markets. It is possible that all markets could deteriorate simultaneously, and negatively affect the ability of an issuer or Private Fund to make distributions, which in turn may negatively affect the Fund’s returns.
The demand for most pine sawtimber depends on the level of construction, repair and remodeling activity occurring in the general economy. Interest rates and other local, national and international economic conditions affect the level of construction, repair and remodeling activity. A slowdown in construction and/or remodeling is likely to reduce demand for an issuer’s or Private Fund’s timber, which may reduce an issuer’s or Private Fund’s revenues, and, in turn, negatively affect the Fund. Wood substitutes and lower quality wood products may increasingly compete with higher quality sawtimber, which could also reduce demand for timber.
Demand for pulpwood is affected by the general level of economic activity. Pulpmill output is primarily sold to large retail sellers of paper products. In the event of a decline in paper usage, these retailers may reduce their demand on pulpmills, and the market for an issuer’s or Private Fund’s pulpwood could be adversely affected. Additionally, if paper recycling were to become more widely practiced, reduced demand for new paper made from an issuer’s or Private Fund’s pulpwood could result.
The number of timber sellers and the volume of timber available for sale determine the supply of timber. Historically, increases in timber prices have caused owners of timberlands to increase their timber cutting. An increase in supply may partly offset price increases.
Trade Policy Risk. Changes in foreign or United States trade policies, including but not limited to tariffs or trading agreements with other countries affecting the cost of imported lumber, could negatively affect the market for an issuer’s or Private Fund’s timber. An influx of Canadian lumber subsidized by the Canadian government could negatively affect the ability of an issu er or Private Fund to sell its timber and negatively affect the ability of an issuer or Private Fund to make distributions. Long-term oversupply sourced from any foreign timber suppliers could negatively affect the value of the timberland investments of an issuer or Private Fund upon their disposition.
Demand Risk. Demand for saw logs and pulpwood is affected by various factors in the world economy, such as regional growth rates, construction activity, changes in currency exchange rates and capital spending. Adverse conditions in the larger economy may result in lower investment in any or all of the markets in which an issuer or Private Fund intends to sell its timber.
Competition Risk. The extent of use of alternative building materials, such as steel and plastics, by the industries that use various wood products may affect the supply and demand for wood products. Decreases in demand may reduce timber prices, which in turn may reduce an issuer’s or Private Fund’s revenues and affect its ability to make distributions, which may negatively impact the Fund’s returns.
Regulatory Risk. Timberland operations are subject to numerous federal, state and local laws and regulations, including those relating to the environment, endangered species, forestry activities, and health and safety. The laws and regulations intended to protect threatened and endangered species, and other environmental laws and regulations, are stringent and could become more so in the future. A number of species indigenous to timberlands, such as the red cockaded woodpecker and the bald eagle, have been and in the future may be protected under the federal Endangered Species Act and similar state laws. The presence of protected species on or near an investment property may restrict timber harvesting, road building and other activities. The asset manager of an issuer or Private Fund will have operations that are also subject to specialized statutes and regulations governing forestry operations, and to other environmental laws, some of which may in the future restrict harvesting, road building and other activities. There can be no assurance that current and future laws and regulations will not cause such asset manager and the issuer or Private Fund to incur significant costs, damages, penalties and liabilities, or that they will not materially and adversely affect harvesting operations on such investment properties.
Adoption of new laws or regulations, or changes in interpretations of existing ones, or any of the other regulatory risks mentioned above could have a material adverse effect on an investments and on the Fund’s ability to meet its investment objective.
Lack of Liquidity of Real Estate. Because real estate investments are relatively illiquid, an issuer or Private Fund’s ability to promptly sell one or more timberland properties in its portfolio in response to changing economic, financial and investment conditions is limited. The real estate market is affected by many factors that are beyond the Fund’s control, including:
•	changes in international, national, regional and local economic and market conditions;
•	changes in interest rates and in the availability, cost and terms of debt financing;
•	changes in governmental laws and regulations, fiscal policies and zoning ordinances, and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
•	forestry costs associated with maintaining and managing timberland properties;
•	changes in operating expenses; and
•	fires, hurricanes, earthquakes, floods and other natural disasters as well as civil unrest, acts of war and terrorism, each of which may result in uninsured losses.
As part of the business plan and as necessary, an issuer or Private Fund intends to sell portions of its timberland during opportunistic times. An issuer or Private Fund plans to sell timberland to third parties who intend to put it to a higher and better use and therefore may be willing to pay higher prices than would be expected if they remained timber-producing properties. In acquiring the investment properties, however, and in entering into long-term supply agreements, an issuer or Private Fund may agree to lock-out provisions that materially restrict such issuer or Private Fund from selling a specific investment for a period of time or impose other restrictions, such as limitations on the amount of debt that can be placed or repaid on that investment. These factors and any others that would impede an issuer’s or Private Fund’s ability to respond to market opportunities could result in lower distributions than would be available if the issuer or Private Fund and were able to quickly respond to such market opportunities, which may adversely affect the financial returns of the Fund.
Natural Disasters. Natural causes such as fire, insect infestation, bad weather, global climate shifts and other causes beyond the control of the asset manager of an issuer or Private Fund and such issuer or Private Fund may have an impact on the timing of harvests, or reduce the volume and value of timber harvested from the issuer’s or Private Fund’s timberlands. This in turn may adversely affect the issuer’s or Private Fund’s operations and financial condition. For example, infestation by the southern pine beetle could necessitate the early harvesting of affected trees. Extreme drought conditions could reduce the survival rate of trees planted within a year of the drought conditions. Ice storms and hurricanes could necessitate the early or unplanned harvesting of affected trees. Prolonged periods of adverse weather could negatively affect the quality of the timber produced, negatively affecting the value of both the harvest and the residual value of an issuer’s or Private Fund’s timberland. It is consistent with normal industry practices for an issuer or Private Fund not to maintain insurance for any loss to its timber from natural disasters or other similar causes, but an asset manager of an issuer or Private Fund may periodically review the costs and benefits of insurance products for portfolio timberlands.
Agriculture/Farmland-Related Companies Risk
General. Investments in agriculture/farmland are subject to various risks, including adverse changes in national or international economic conditions, adverse local market conditions, adverse natural conditions such as storms, floods, drought, windstorms, hail, temperature extremes, frosts, soil erosion, infestations and blights, failure of irrigation or other mechanical systems used to cultivate the land, financial conditions of tenants, marketability of any particular kind of crop that may be influenced, among other things, by changing consumer tastes and preferences, import and export restrictions or tariffs, casualty or condemnation losses, government subsidy or production programs, buyers and sellers of properties, availability of excess supply of property relative to demand, changes in availability of debt financing, changes in interest rates, real estate tax rates and other operating expenses, environmental laws and regulations, governmental regulation of and risks associated with the use of fertilizers, pesticides, herbicides and other chemicals used in commercial agriculture, zoning laws and other governmental rules and fiscal policies, energy prices, changes in the relative popularity of properties, risk due to dependence on cash flow, as well as acts of God, uninsurable losses and other factors which are beyond the control of an issuer, Private Fund or Sub-REIT. Many of these risks could cause the value of agriculture/farmland investments to decline and negatively affect the Fund’s returns .
Capital Expenditures. An issuer, Private Fund or Sub-REIT expects to provide good faith projections of the capital needs of its agriculture/farmland investments, however, there can be no assurance that the capital needs of any investments from time to time will not exceed such estimates or that a property will generate sufficient cash flow to cover its capital needs.
Lack of Liquidity for Agriculture/Farmland Investments. Generally, real estate assets such as the agriculture/farmland investments expected to be made by an issuer, Private Fund and Sub-REIT are illiquid in nature. The ability of an issuer, Private Fund or Sub-REIT to vary its investments in response to changes in economic and other conditions will be limited. There is risk that an issuer, Private Fund or Sub-REIT will be unable to realize its investment objectives through sale or disposition of a property at an attractive price or within any given period of time or will otherwise be unable to complete any exit strategy. In particular, these risks could arise from absence of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. Furthermore, in some cases, an issuer, Private Fund or Sub-REIT may have certain contractual obligations to tenants or joint venture partners in connection with a sale or disposition that may limit or prohibit the ability to complete an exit strategy in a timely fashion. Any of the foregoing factors could limit the ability of an issuer, Private Fund or Sub-REIT to vary its investments rapidly in response to changes in economic and other conditions , which may negatively impact the Fund’s returns .
Environmental Risks. Under various federal, state and local laws, ordinances and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances or petroleum products on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of, or the failure to properly remediate, such substances may adversely affect the owner’s ability to borrow using such real property as collateral or to sell such property. In connection with the ownership (direct or indirect), management and development of agriculture/farmland property, an issuer, Private Fund or Sub-REIT could be considered an owner or operator of the property and may be liable for removal or remediation costs, as well as certain other potential costs relating to such hazardous or toxic substances or petroleum products.
In particular, investors should be aware that commercial agriculture operators typically utilize fertilizers, pesticides, herbicides and other chemicals, and that an issuer, Private Fund or Sub-REIT will invest in properties where such materials have been used and lease such properties to operators who will use such materials.
Although such an issuer’s, Private Fund’s or Sub-REIT’s properties are subject to environmental assessments, no assurances can be given that the environmental assessments reveal all environmental liabilities, or that a Private Fund or Sub-REIT has established adequate reserves for such liabilities, or that no prior owners created any environmental condition not disclosed in the environmental assessment for such property.

Uninsured Losses . Issuers, Private Funds and Sub-REITs will seek to maintain insurance coverage against liability to third parties for injury and property damage relating the agriculture/farmland investments held by such issuer, Private Fund or Sub-REIT to in amounts commercially reasonable. However, the actual premiums and deductibles payable by an issuer, Private Fund or Sub-REIT may be substantially different than the premiums and deductibles such issuer, Private Fund or Sub-REIT may have projected for premiums and deductibles. Insurance against certain risks, such as earthquakes, floods, windstorms, biological agents or damage by terrorism, may be commercially unavailable, available in amounts that are less than the full market value or replacement cost of investment properties, subject to a large deductible or not economically insurable. In addition, there can be no assurance that the particular risks that are currently insurable will continue to be insurable on an economic basis. There is no guarantee that any insurer will pay the full amount of any claim, that the insurer will not dispute or refuse to pay on any claim of loss or that the insurer will be solvent or financially able to pay any claim, especially in the case of a catastrophic loss in one geographical area. Additionally, all of the properties owned by an issuer, Private Fund or Sub-REIT may be at risk in the event of an uninsured liability to third parties.
Litigation Risk. The acquisition, ownership and disposition of agriculture/farmland carries certain specific litigation risks. Litigation may be commenced with respect to a property acquired by an issuer, Priv ate Fund or Sub-REIT in relation to activities that took place prior to such issuer’s, Private Fund’s or Sub-REIT’s acquisition of such property, or in relation to the prior owner of the property. In addition, at the time of disposition of an individual property, a potential buyer may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such potential buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosure made, if such buyer is passed over in favor of another as part of an issuer, Private Fund’s or Sub-REIT’s efforts to maximize sale proceeds. Similarly, successful buyers may later sue an issuer, Private Fund or Sub-REIT under various damage theories, including those sounding in tort, for losses associated with latent defects or other problems not uncovered in due diligence.
Debt Securities and Related Investments Risk
The Fund intends to invest in real asset-related debt securities, including but not limited to senior secured debt, subordinated debt, term loan B facilities, senior loans, mezzanine debt and other similar types of investments. Certain factors may materially and adversely affect the market price and yield of such debt securities, including investor demand, changes in the financial condition of the borrower, government fiscal policy and domestic or worldwide economic conditions. The Fund may invest in debt securities that are unrated, or, if rated, below investment grade, and whether or not rated, the debt securities may have speculative characteristics. In addition, there may be transfer restrictions on the private debt securities or, if applicable, the secondary market on which such debt securities are traded may be less liquid than the market for investment-grade securities, meaning such debt securities are subject to greater liquidity risk than investment-grade securities, and it may be more difficult to hedge against the risks associated with such debt securities.
Investments of the Fund in the form of private debt securities generally will be expected to be held for the duration of their term. While from time to time the Fund may seek to exit an investment prior to maturity, investments are likely to be relatively illiquid. The Fund’s ability to dispose of investments in such situations may be constrained by a general shortage of local capital and the absence of interest from third parties who may be seeking to acquire the debt securities and any such exit or disposal may be at a discount.
Credit Risk
The credit quality of securities held by the Fund can change rapidly in certain market environments, particularly during times of market volatility, and the default of a single holding could cause significant NAV deterioration. An issuer or guarantor of debt securities (or a borrower or counterparty to a repurchase agreement or reverse repurchase agreement) may not be able to make principal and/or interest payments when they are due or otherwise default on other financial terms and/or may go bankrupt. These risks are more pronounced in connection with the Fund’s investments in non-investment grade fixed income securities. The Fund’s returns would be adversely impacted if a borrower becomes unable to make such payments when due. Although the Fund will make investments that the Adviser believes are secured by specific collateral the value of which may initially exceed the principal amount of such investments, there can be no assurance that the liquidation of any such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal payments with respect to such investment, or that such collateral could be readily liquidated. In addition, in the event of bankruptcy of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing an investment. Certain of the Fund’s investments may have an interest-only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the investment. In such cases, the borrower’s ability to repay the principal of an investment may be dependent upon a liquidity event or the long-term success of the borrower, the occurrence of which is uncertain.
High Yield Securities Risk
High yield securities (commonly referred to as “junk bonds”) are below investment grade debt securities or comparable unrated securities and are considered predominantly speculative. Lower rated and comparable unrated debt securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial condition of the issuers of such securities may not have been as strong as that of other issuers. However, lower rated securities generally involve greater risks of loss of income and principal than higher rated securities. The issuers of high yield securities may be more adversely affected than issuers of higher rated securities by specific corporate or governmental developments or the issuers’ inability to meet specific projected business forecasts. Changes in economic conditions are also more likely to lead to a weakened capacity to make principal payments and interest payments. The amount of high yield securities outstanding has proliferated as an increasing number of issuers have used high yield securities for corporate financing. The recent economic downturn has severely affected the ability of many highly leveraged issuers to service their debt obligations or to repay their obligations upon maturity. Factors having an adverse impact on the market value of lower quality securities will have an adverse effect on the Fund’s NAV to the extent that it invests in such securities. In addition, the Fund may incur additional expenses to the extent it is required to seek recovery upon a default in payment of principal or interest on its portfolio holdings or to take other steps to protect its investment in an issuer.
The secondary market for high yield securities is not usually as liquid as the secondary market for more highly rated securities, a factor which may have an adverse effect on the Fund’s ability to dispose of a particular security when necessary to meet its liquidity needs. Under adverse market or economic conditions, such as those recently prevailing, the secondary market for high yield securities could contract further, independent of any specific adverse changes in the condition of a particular issuer. As a result, the Fund could find it more difficult to sell these securities or may be able to sell the securities only at prices lower than if such securities were widely traded. Prices realized upon the sale of such lower rated or unrated securities, under these and other circumstances, may be less than the prices used in calculating the Fund’s NAV.
Since investors generally perceive that there are greater risks associated with lower quality debt securities, the yields and prices of such securities tend to fluctuate more than those for higher rated securities. In the lower quality segments of the debt securities market, changes in perceptions of issuers’ creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the debt securities market, resulting in greater yield and price volatility.
Market Disruption, Health Crises, Terrorism and Geopolitical Risks
The Fund’s investments may be negatively affected by the broad investment environment in the real assets market, the debt market and/or the equity securities market. The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Real Asset Related Investments values may experience greater volatility during periods of challenging market conditions, which periods may be similar to or worse than the conditions experienced from late 2007 through 2009. In addition, there can be severe limitations on an investor’s ability to sell certain Real Asset Related Investments, including those that are of higher credit quality, during a period of reduced credit market liquidity. Therefore, the Fund’s NAV will fluctuate. Shareholders may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.
The Fund may be adversely affected by uncertainties such as war, terrorism, international political developments, tariffs and trade wars, changes in government policies, global health crises or similar pandemics, and other related geopolitical events may lead to increased short-term market volatility and have adverse long-term effects on world economies and markets generally, as well as adverse effects on issuers of securities and the value of investments. These events, as well as other changes in world economic, political and health conditions, also could adversely affect individual issuers or related groups of issuers, issuers located in a particular geographic region, securities markets, interest rates, credit ratings, inflation, investor sentiment and other factors affecting the value of investments. At such times, exposure to a number of other risks described elsewhere in this section can increase.

For example, an outbreak of a respiratory disease caused by a novel coronavirus (known as COVID-19) first detected in China in late 2019 has resulted in travel restrictions and disruptions, closed borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, quarantines, event cancellations and restrictions, service cancellations or reductions, disruptions to business operations, supply chains and customer activity, lower consumer demand for goods and services, as well as general concern and uncertainty that has negatively affected the economic environment. The impact of this outbreak has caused significant market volatility and declines in global financial markets and may continue to adversely affect global and national economies, the financial performance of individual issuers, borrowers and sectors, and the health of capital markets and other markets generally in potentially significant and unforeseen ways. This crisis or other public health crises may also exacerbate other pre-existing political, social, and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty. The COVID-19 pandemic and its effects could lead to a significant economic downturn or recession, increased market volatility, a greater number of market closures, higher default rates, and adverse effects on the values and liquidity of securities or other assets. The foregoing could impair the Fund’s ability to maintain operational standards (such as with respect to satisfying repurchase requests, see “Risk Factors – Interval Fund Risk”), disrupt the operations of the Fund and its service providers, adversely affect the value and liquidity of the Fund’s investments, and negatively impact the Fund’s performance and your investment in the Fund. Other epidemics or pandemics that arise in the future may have similar impacts.
Active Management Risk
Identifying the appropriate investment strategies, Sub-Advisers and Private Funds is difficult and involves a high degree of uncertainty. The performance of the Fund depends in large part upon the ability of the Adviser to choose successful Managers and upon the ability of the Adviser and the Managers to develop and implement investment strategies that achieve the Fund’s investment objective. Although the Adviser monitors the Managers, it is possible that one or more Managers may take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goals. In addition, Managers may make investment decisions that conflict with each other; for example, at any particular time, one Manager may be purchasing shares of an issuer whose shares are being sold by another Manager. Consequently, the Fund indirectly could incur transaction costs without accomplishing any net investment result.
Furthermore, the Managers have varying levels of experience – some may be newly organized and have no, or limited, operating histories. Although the Adviser receives detailed information from each Manager regarding its historical performance and investment strategy, there may be some information that the Adviser cannot independently verify. In addition, a particular Manager’s past successful performance is not necessarily an indication of such Manager’s future performance. There can be no assurance that the Adviser’s assessments of Managers will prove accurate or that the Fund will achieve its investment objective.
In addition, Managers, like other Fund service providers, are subject to various risks, including risks relating to operations and back office functions, property management, accounting, administration, risk management, valuation services and reporting. Managers may also face competition from other industry participates that may be more established, have larger asset bases and have larger numbers of qualified management and technical personnel. Additionally, the investment strategies pursued by certain Managers may evolve over time, which may limit the Adviser’s ability to assess a Manager’s ability to achieve its long-term investment objective.
While the Fund and the Adviser will evaluate regularly each Private Fund and its Manager and each Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by a Private Fund and limited control over the investments made the Sub-Advisers. A Sub-Adviser’s judgments about the attractiveness, relative value, or potential appreciation of a particular sector, security, or investment strategy may prove to be incorrect, and may cause the Fund to incur losses.
Even though Private Funds are subject to certain constraints, the Managers may change aspects of their investment strategies without prior notice to the Fund. The Managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for the Private Fund). The Adviser may reallocate the Fund’s investments among the Private Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Private Funds. The Fund’s investments in certain Private Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment.

These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should a Private Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser. Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Private Funds that are poorly performing or have otherwise had adverse changes. The Adviser will engage in due diligence in an effort to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations, and liabilities; however, there is no assurance that such efforts will necessarily detect fraud, malfeasance, inadequate back office systems, or other flaws or problems with respect to the Private Fund’s operations and activities. The Adviser will be dependent on information provided by the Private Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objectives.
Conflicts of interest may arise from the fact that the Adviser, the Managers and their affiliates may be carrying on substantial investment activities for other clients in which the Fund has no interest. The Adviser, the Managers, and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts (collectively, “Adviser Clients”) other than the Fund, which could compete for the same investment opportunities as the Fund. In addition, the Adviser, the Managers and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in private investment funds, private investment companies or other investment vehicles in which the Fund will have no interest. The Adviser, the Managers and their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for themselves or their officers, directors, partners, members or employees, but not for the Fund. Situations may arise in which the Adviser, the Managers and/or their respective affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund. The investment activities of the Adviser, the Managers and their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.
Furthermore, the officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients. The Adviser and the Managers managing and their respective officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.
Personnel of the Adviser may also periodically discuss investment research and due diligence with portfolio managers and other senior personnel of the Managers and/or their respective affiliates. Investment decisions for the Fund are made independently from those of Adviser Clients. If, however, the Fund desires to invest in, or withdraw from, the same Private Fund as an Adviser Client, the opportunity will be allocated equitably. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all available investments. In some cases, investments for Adviser Clients may be on terms different than, and sometimes more favorable than, an investment made on behalf of the Fund. In addition, the Adviser, the Managers and/or their respective affiliates or Adviser Clients may also have an interest in an account or investment vehicle managed by, or enter into relationships with, a Sub-Adviser or its affiliates on terms different, and potentially more favorable, than an interest in the Fund, which may adversely affect the amount the Fund will be able to invest in a Private Fund. In other cases, the Fund may invest in a manner opposite to that of Adviser Clients ( i.e. , the Fund buying an investment when Adviser Clients are selling, and vice-versa). Additionally, because any selling agents or their affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services, these relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility. In addition, the Fund is subject to certain limitations relating to joint transactions with affiliates, which in certain circumstances will limit the Fund’s ability to make investments or enter into other transactions alongside other Adviser Clients. There can be no assurance that such regulatory restrictions will not adversely affect the Fund’s ability to capitalize on attractive investment opportunities. Managers may also receive research products and services in connection with the brokerage services that the Adviser, the Managers managing Private Funds, the Sub-Advisers acting as sub-advisers, and their respective affiliates may provide from time to time to one or more Manager accounts or to the Fund.

In addition, there may be a conflict of interest as a result of the fact that the Adviser will receive the Investment Management Fee irrespective of the allocations of the Fund’s assets among the Adviser, the Sub-Advisers, the Private Funds and the Sub-REITs. Because the Adviser compensates the Sub-Advisers from its Investment Management Fee, the Adviser may have an economic incentive to allocate less capital to the securities in which the Sub-Advisers invest. There may also be an incentive for the Adviser to allocate fewer assets to the Sub-Advisers overall. However, if the overall time, expense, and other resources expended by the Adviser to select and monitor Sub-Advisers of the Fund is less than what the Adviser expends to select and monitor direct investments, investments in Private Funds, or investments in the Sub-REITs, the Adviser will have an incentive to allocate more of the Fund’s assets to Sub-Advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring direct investments on the one hand, or in compensating Sub-Advisers, on the other.
Leverage Risk
Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings. Leverage is a speculative technique that may expose the Fund to greater risk and increased costs. Investors in the Fund should consider the various risks of leverage, including, without limitation, the risks described below. There is no assurance that a leveraging strategy would be successful.
Leverage involves risks and special considerations for shareholders including:
•	the likelihood of greater volatility of NAV of the Shares, and of the investment return to shareholders, than a comparable portfolio without leverage;
•	the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;
•	the effect of leverage in a declining market or a rising interest rate environment, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged;
•	the potential for an increase in operating costs, which may reduce the Fund’s total return; and
•	the possibility either that dividends will fall if the interest and other costs of leverage rise, or that dividends paid on Shares will fluctuate because such costs vary over time.
In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.
Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. In addition, borrowings by the Fund may be made on a secured basis. The Fund’s Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian. If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets. In the event of a default, the lenders will have the right, through the Fund’s Custodian, to liquidate the Fund’s assets, which may include redemption of the Fund’s investments in underlying Private Funds, without consideration of whether doing so would be in the best interests of the Fund’s shareholders. The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.
The use of leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.
Interest or other expenses payable by the Fund with respect to its borrowings generally will be based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio investments provide a higher rate of return (net of applicable Fund expenses) than the interest rates and other costs to the Fund of such leverage, the investment of the proceeds thereof will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to shareholders than if the Fund were not so leveraged. If, however, shorter-term interest rates rise relative to the rate of return on the Fund’s portfolio, the interest and other costs of leverage to the Fund (including interest expenses on borrowings) could exceed the rate of return on the investments held by the Fund, thereby reducing return to shareholders. In addition, fees and expenses of any form of leverage used by the Fund will be borne entirely by the shareholders and will reduce the investment return of the Shares. Therefore, there can be no assurance that the Fund’s use of leverage will result in a higher yield on the Shares, and it may result in losses.
In addition to any borrowing utilized by the Fund, the Sub-REITs and the Private Funds in which the Fund invests may utilize leverage. The Sub-REITs and the Private Funds may be able to borrow, subject to the limitations of their charters and operative documents. While leverage presents opportunities for increasing a Sub-REITs’ or a Private Fund’s total return, it has the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Sub-REIT or the Private Fund will decrease. Additionally, any event which adversely affects the value of an investment by a Sub-REIT or a Private Fund would be magnified to the extent such Sub-REIT or Private Fund is leveraged. Furthermore, because the Private Funds may themselves incur higher level of leverage than that which the Fund is permitted, the Fund could be effectively leveraged in an amount far greater than the limit imposed by the Investment Company Act.
The cumulative effect of the use of leverage by a Sub-REIT or Private Fund in a market that moves adversely to such a Sub-REIT or Private Fund’s investments could result in a substantial loss which would be greater than if the Sub-REIT or Private Fund were not leveraged. The Adviser typically will target Private Funds with leverage limitations in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their charters and operative documents or disclosure documents, as of when the Adviser makes their selection of Managers.
Equity Securities Risk
Common and preferred stocks represent equity ownership in a company. The prices of equity securities will fluctuate and can decline and reduce the value of a portfolio investing in equities. Stock markets are volatile and the value of equity securities purchased by the Fund could decline if the financial condition of the companies the Fund invests in decline or if overall market and economic conditions deteriorate. They may also decline due to factors that affect a particular industry or industries, such as labor shortages or an increase in production costs and competitive conditions within an industry. In addition, they may decline due to general market conditions that are not specifically related to a company or industry, such as real or perceived adverse economic conditions, changes in the general outlook for corporate earnings, changes in interest or currency rates or generally adverse investor sentiment.
Investments in preferred stocks may also be subject to additional risks. For example, preferred stocks sometimes include provisions that permit the issuer to defer distributions for a period of time. When distributions are deferred, the Fund may be required to recognize income for tax purposes in excess of distributions received by the Fund. In addition, shareholder rights in preferred stocks often differ from shareholder rights in common stocks. There may be limited or no voting rights for preferred shareholders, and the issuer may have the right to redeem preferred stock without consent of preferred stock shareholders. Preferred securities may also be substantially less liquid than other equity securities and, therefore, may be subject to greater liquidity risk.
Liquidity Risk
The Fund will invest in restricted securities and other investments which are illiquid. Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.

Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If during such a period adverse market conditions were to develop, the Fund might obtain a less favorable price than the prevailing price when it decided to sell. The Fund may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which it purchased such securities. The Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.
Additionally, the Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Private Funds which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Private Funds permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Private Funds may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Private Fund may withdraw on any single withdrawal date, and (iii) the Private Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of at substantial discounts or losses.
In addition, the Fund’s interests in the Private Funds are subject to substantial restrictions on transfer. The Fund may liquidate an interest and withdraw from a Private Fund pursuant to limited withdrawal rights. Some Private Funds also may suspend the repurchase rights of their shareholders, including the Fund, from time to time. The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time. Overall, the types of restrictions on investments by the Private Funds affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Private Funds. Furthermore, the Fund, upon its withdrawal of all or a portion of its interest in a Private Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of. In addition, the Sub-REITs invest in illiquid assets, and may be unable to sell their assets, or be forced to sell them at reduced prices. The Adviser may also invest directly in other private securities which they may not be able to sell at the Fund’s current carrying value for the securities.
Interval Fund Risk
The Fund is a closed-end investment company that provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors. Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop. Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy.
Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the shares outstanding on the Repurchase Request Deadline. This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer. The Fund’s Repurchase Offers may be oversubscribed. In the event of oversubscription, the Fund may repurchase shares on a pro rata basis. Because of the potential for proration, some shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of specific number of Shares. Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Directors, as permitted by the Investment Company Act and other laws. See “Quarterly Repurchases of Shares.”
Valuation Risk
The value of the Fund’s investments will be difficult to ascertain and the valuations provided in respect of the Fund’s Private Funds, Sub-REITs, and other private securities will likely vary from the amounts the Fund would receive upon withdrawal of its investments. While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in the Private Funds, Sub-REITs, and other private securities are not publicly traded and the Fund will depend on appraisers, service providers, Managers to Private Funds, and property managers to Sub-REITs to provide a valuation, or assistance with a valuation, of the Fund’s investment. Any such valuation is a subjective analysis of the fair market value of an asset and requires the use of techniques that are costly and time-consuming and ultimately provide no more than an estimate of value. Moreover, the valuation of the

Fund’s investment in a Private Fund, as provided by a Manager as of a specific date, or of a Sub-REIT provided by a property manager, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.
For information about the value of the Fund’s investment in Private Funds, the Adviser will be dependent on information provided by the Private Funds, including quarterly unaudited financial statements which, if inaccurate, could adversely affect the Adviser’s ability to value accurately the Fund’s Shares. The Adviser faces conflicts of interest in assisting with the valuation of the Fund’s investments, as the value of the Fund’s investments will affect the Adviser’s compensation.
Accordingly, there can be no assurance that the stated NAV of the Fund, as calculated based on such valuations, will be accurate on any given date, nor can there be any assurance that the sale of any property would be at a price equivalent to the last estimated value of such property. If at any time the stated NAV of the Fund is lower than its true value, those investors who have their Shares repurchased at such time will be underpaid and investors who retain their Shares would be adversely affected if more Shares were to be issued at the low price than are repurchased at that price. Conversely, if the Fund’s stated NAV is higher than its true value, those investors who purchase Shares at such time will overpay, and if repurchases of Shares based on a high stated NAV were to exceed purchases of Shares at that value, investors who do not have their Shares repurchased will be adversely affected. In addition, investors would be adversely affected by higher fees payable to the Adviser if the gross asset value of the Fund is overstated.
As a result, the NAV of the Fund, as determined based on the fair value of its investments in Private Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Private Funds. This could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders. For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from a Private Fund, resulting in a dilution of the value of the Shares of shareholders who do not tender their Shares in any coincident tender offer and a windfall to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to shareholders remaining in the Fund, but a shortfall to tendering shareholders. The Adviser will attempt to resolve any conflicts between valuations assigned by Manager and fair value as determined by the Adviser by seeking information from the Manager and reviewing all relevant available information. Such review may result in a determination to change the fair value of the Fund’s investment. Shareholders in the Fund have no individual right to receive information about the Private Funds or the Managers, will not be shareholders in the Private Funds, and will have no rights with respect to or standing or recourse against the Private Funds, Managers or any of their respective affiliates.
Private Funds Risk
The Private Funds will not be subject to the Investment Company Act, nor will they be publicly traded. As a result, the Fund’s investments in the Private Funds will not be subject to the protections afforded to shareholders under the Investment Company Act. These protections include, among others, certain corporate governance standards, such as the requirement of having a certain percentage of the directors serving on a board as independent directors, statutory protections against self-dealing by the Managers, and leverage limitations, and investment restrictions.
The Manager of a Private Fund may draw down on the Fund’s capital commitment all at once or in a series of capital calls. The portion of the Fund’s commitment to a Private Fund that has not been called is referred to as an “unfunded commitment.” The Fund may have a contractual obligation to provide capital to meet its unfunded commitment when the Manager draws upon the commitment. In order to meet its obligation, the Fund may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months; liquidate portfolio securities at an inopportune time; or borrow under a line of credit. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser's strategy.
The Fund may also be required to indemnify certain of the Private Funds from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Private Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares. In addition, Private Funds may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Private Funds.

None of the Private Funds are sponsored or managed by the Adviser or its affiliates. In general, the Fund will limit its investment in any one Private Fund to less than 25% of its assets. The Fund may invest substantially all of its assets in non-voting securities of Private Funds. To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in order to avoid being considered an “affiliate” of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Private Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. Nonetheless, the Fund may be considered, under certain circumstances, to be an affiliate of the Private Fund. As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, the Private Fund.
By investing in the Private Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Private Fund level. In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Private Fund.
Investment in Private Funds carries the risk of loss due to Private Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or poor judgment. During the lifetime of the Fund, there could be material changes in one or more Private Funds, including changes in control and mergers. The effect of such changes on a Private Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Private Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Private Funds.
Foreign Investing Risk
Foreign investments by the Fund and Private Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of Real Asset Related Investments may be restricted, requiring the Private Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs which adversely affect the returns sought by the Fund. These investments may be subject to additional risks relating to adverse political developments (including nationalization, confiscation without fair compensation, civil disturbances, unrest or war) and regulatory risks, which may affect the liquidity of such investments. Further, foreign governments may impose restrictions to prevent capital flight which may, for example, involve punitive taxation (including high withholding taxes) on certain securities, transfers or asset sales or the imposition of exchange controls, making it difficult or impossible to exchange or repatriate the applicable currencies. Foreign investments also are subject to additional risks such as:
•	unfavorable changes in currency rates and exchange control regulations;
•	reduced availability of information regarding foreign companies;
•	different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements;
•	reduced liquidity and greater volatility;
•	difficulty in obtaining or enforcing a judgment;
•	increased brokerage commissions and custody fees; and
•	increased potential for corrupt business practices in certain foreign countries.
As a result of potential hurdles facing foreign parties in enforcing legal rights in certain jurisdictions, there can be no certainty that rights to investments in non-U.S. jurisdictions will be successfully upheld in the courts of such jurisdiction. Certain Private Funds that invest in foreign jurisdictions may have difficulty in successfully pursuing claims in the courts of such jurisdictions to enforce the Fund’s rights as an investor therein, as compared to the courts of the United States. To the extent that a judgment is obtained, but enforcement thereof must be sought in the courts of another jurisdiction, there can be no assurance that such courts will enforce such judgment. Further, due to unpredictable political climates in certain jurisdictions and shifting relationships between the U.S. and various jurisdictions, the ability of certain Private Funds to liquidate collateral held in non-U.S. jurisdictions may become difficult.

The Fund does not intend to obtain political risk insurance. Accordingly, actions of foreign governments could have a significant effect on economic actions in their respective countries, which could affect private sector real asset and real asset-related companies and the prices and yields of investments. Exchange control regulations, expropriation, confiscatory taxation, nationalization, political, economic or social instability or other economic or political developments in such countries could adversely affect the assets of the Fund.
Political changes or a deterioration of a foreign nation’s domestic economy or balance of trade may indirectly affect the Fund’s investment in a particular real asset or Real Asset Related Investment in that nation. Moreover, the investments could be adversely affected by changes in the general economic climate or the economic factors affecting Real Asset Related Investments or related industries, changes in tax law or specific developments within such industries or interest rate movements. While the Adviser intends to manage foreign investments in a manner that it believes will minimize the Fund’s exposure to such risks, there can be no assurance that adverse political or economic changes will not cause the Fund to suffer losses.
In addition to the risks associated with investments in foreign Real Asset Related Investments generally, such investments in particular regions or countries with emerging markets may face those risks to a greater degree and may face additional risks. See “Risk Factors – Emerging Markets Risk.”
Currency and Exchange Rate Risks
The Fund may engage in practices and strategies that will result in exposure to fluctuations in foreign exchange rates, including through investments in the Private Funds and Real Asset Securities, in which case the Fund will be subject to foreign currency risk. The Fund's Shares are priced in U.S. dollars and the capital contributions to, and distributions from, the Fund are paid in U.S. dollars. However, because a portion of the Fund's assets may be denominated directly in foreign (non-U.S.) currencies or in securities that trade in, and receive revenues in, foreign (non-U.S.) currencies, the Fund will be subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency risk may be particularly high to the extent that the Fund invests in foreign (non-U.S.) currencies or engages in foreign currency transactions that are economically tied to emerging market countries.
Currency rates in foreign (non-U.S.) countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, rates of inflation, balance of payments and governmental surpluses or deficits, intervention (or the failure to intervene) by U.S. or foreign (non-U.S.) governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad. These fluctuations may have a significant adverse impact on the value of the Fund's portfolio and/or the level of Fund distributions.
Furthermore, the Fund may (but is not required to) attempt to hedge its exposure to foreign currencies, to reduce the risk of loss due to fluctuations in currency exchange rates relative to the U.S. dollar. There is no assurance, however, that currency hedging strategies will be used by the Fund or, if used, that they will be successful. As a result, the Fund's investments in foreign currency-denominated securities may reduce the returns of the Fund. See “Risk Factors – Hedging Transactions Risk.”
Interest Rate Risk
A wide variety of factors can cause interest rates or yields of U.S. Treasury securities or other types of bonds to rise ( e.g. , central bank monetary policies, inflation rates, general economic conditions, reduced market demand for low yielding investments, etc.). This is especially true under current conditions because interest rates and bond yields are near historically low levels. Thus, the Fund currently faces a heightened level of risk associated with rising interest rates and/or bond yields. If interest rates increase, such increases may result in a decline in the value of the fixed income or other investments held by the Fund that move inversely to interest rates. A decline in the value of such investments would result in a decline in the Fund’s NAV. Additionally, further changes in interest rates could result in additional volatility and could cause Fund shareholders to tender their Shares for repurchase at its regularly scheduled repurchase intervals. The Fund may need to liquidate portfolio investments at disadvantageous prices in order to meet such repurchases. Further increases in interest rates could also cause dealers in fixed income securities to reduce their market making activity, thereby reducing liquidity in these markets. To the extent the Fund holds fixed income securities or other securities that behave similarly to fixed income securities, the longer the maturity dates are for such securities will result in a higher likelihood of a decrease in value during periods of rising interest rates.

Business and Regulatory Risks
Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances, may adversely affect the Fund. These factors may affect, among other things, the level of volatility of the prices of securities and real assets, the liquidity of the Fund’s investments and the availability of certain securities and investments. Volatility or illiquidity could impair the Fund’s returns or result in significant losses. Additionally, the securities markets are subject to comprehensive statutes and regulations and the regulatory environment for Private Funds and Sub-REITs is evolving. Changes in the regulation of registered funds, securities markets, Private Funds or Sub-REITs may adversely affect the value of investments held by the Fund and the ability of the Fund to successfully pursue its investment strategy. The effect of any future regulatory change on the Fund could be substantial and adverse.
Environmental Risk
The Fund could face substantial risk of loss from claims based on environmental problems associated with the real assets underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.
In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in a Private Fund or Sub-REIT that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services. It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.
Fees and Expenses Risk
By investing in the Private Funds and the Sub-REITs indirectly through the Fund, a shareholder bears two layers of fees and expenses – at the Fund level and the Private Fund or Sub-REIT level. In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.
Emerging Markets Risk
The non-U.S. securities in which the Fund or a Private Fund invests may include securities of companies based in emerging countries or issued by the governments of such countries. Investing in securities of certain of such countries and companies involves certain considerations not usually associated with investing in securities of developed countries or of companies located in developed countries, including political and economic considerations, such as greater risks of expropriation, confiscatory taxation, imposition of withholding or other taxes on dividends, interest, capital gains, other income or gross sale or disposition proceeds, limitations on the removal of funds, nationalization and general social, political and economic instability; the small size of the securities markets in such countries and the low volume of trading, resulting in potential lack of liquidity and in price volatility; fluctuations in the rate of exchange between currencies and costs associated with currency conversion; certain government policies that may restrict the Fund’s or a Private Fund’s investment opportunities; problems that may arise in connection with the clearance and settlement of trades; inflation and rapid fluctuations in inflation rates in the economies of certain emerging market countries; overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices; and overburdened infrastructure, such as delays in local postal, transport, banking or communications systems that could cause the Fund to lose rights, opportunities or entitlements and expose it to currency fluctuations. In addition, accounting and financial reporting standards that prevail in certain of such countries generally are not equivalent to standards in more developed countries and, consequently, less information is available to investors in companies located in these countries than is available to investors in companies located in more developed countries. There is also less regulation, generally, of the securities markets in emerging countries than there is in more developed countries. Placing securities with a custodian in an emerging country may also present considerable risks.
Issuer Risk
Issuer risk is the risk that the value of a security may decline for a reason directly related to the issuer, such as management performance, financial leverage and reduced demand for the issuer’s goods or service. The Fund may also invest in securities of issuers that are, or are about to be, involved in reorganizations, financial restructurings, or bankruptcy (also known as “distressed debt”). To the extent that the Fund invests in distressed debt, the Fund is subject to the risk that it may lose a portion or all or its investment in the distressed debt and may incur higher expenses trying to protect its interests in distressed debt.
Tax Risks
Special tax risks are associated with an investment in the Fund. The Fund intends to qualify and has elected to be treated as a RIC under Subchapter M of the Code. As such, the Fund must satisfy, among other requirements, diversification and 90% gross income requirements, and a requirement that it distribute at least 90% of its income and net short-term gains in the form of deductible dividends.
Each of the aforementioned ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Private Funds in which the Fund is invested. However, Private Funds generally are not obligated to disclose the contents of their portfolios. This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the diversification of its assets, and otherwise to comply with Subchapter M of the Code. Ultimately this may limit the universe of Private Funds in which the Fund can invest. The Fund expects to receive information from each Investment Fund regarding its investment performance on a regular basis.
Private Funds and other entities classified as partnerships for U.S. federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test. In order to meet the 90% gross income test, the Fund may structure its investments in a manner that potentially increases the taxes imposed thereon or in respect thereof. Because the Fund may not have timely or complete information concerning the amount or sources of such a Private Fund’s income until such income has been earned by the Private Funds or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification tests or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in a Private Funds that limit utilization of this cure period.
If the Fund were to fail to satisfy the asset diversification or other RIC requirements, absent a cure, it would lose its status as a RIC under the Code, in which case the Fund would lose its status as a RIC. Such loss of RIC status could affect the amount, timing and character of the Fund’s distributions and would cause all of the Fund’s taxable income to be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders. In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits. Accordingly, disqualification as a RIC would have a significant adverse effect on the value of the Shares.
The Fund must distribute at least 90% of its investment company taxable income, in a manner qualifying for the dividends-paid deduction, to qualify as a RIC, and must distribute substantially all its income in order to avoid a fund-level tax. In addition, if the Fund were to fail to distribute in a calendar year a sufficient amount of its income for such year, it will be subject to an excise tax. The determination of the amount of distributions sufficient to qualify as a RIC and avoid a fund-level income or excise tax will depend on income and gain information that must be obtained from the underlying Private Funds. The Fund’s investment in Private Funds may make it difficult to estimate the Fund’s income and gains in a timely fashion, which may increase the likelihood that the Fund will be liable for the excise tax with respect to certain undistributed amounts. See “ Taxes ” and “ Tax Aspects ” in the SAI.

In addition, the Fund invests in Private Funds located outside the United States. Such Private Funds may be subject to withholding tax on their investments in such jurisdictions. Any such withholding tax would reduce the return on the Fund’s investment in such Investment Funds. See “ Taxes ” and, in the SAI, “Tax Aspects.”
The Fund intends to distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year. See “Taxes.” Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Fund’s taxable income. Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.
REITs Risk
The Fund will invest in Real Asset Related Investments directly and through Private Funds and entities that are intended to qualify as REITs. Qualification as a REIT under the Code in any particular year is a complex analysis that depends on a number of factors. There can be no guarantee that any entity in or through which the Fund invests will qualify as a REIT. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.
Dividends paid by REITs do not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “ Tax Aspects ” in the SAI. The Fund’s investments in Sub-REITs may include an additional risk to shareholders. Some or all of a Sub-REIT’s annual distributions to its investors may constitute a return of capital. Any such return of capital is not taxable, but will reduce the Fund’s basis in the Sub-REIT investment, but not below zero. To the extent the distributions from a particular Sub-REIT exceed the Fund’s basis in its shares of such Sub-REIT, the Fund will recognize gain, which may increase the likelihood that Fund distributions to shareholders may also include a return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their Shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s Shares, such shareholder will recognize a capital gain.
Privately Placed Securities Risk
The Fund may invest in non-exchange traded securities, including privately placed securities, which are subject to liquidity and valuation risks. These risks may make it difficult for those securities to be traded or valued, especially in the event of adverse economic and liquidity conditions or adverse changes in the issuer’s financial condition. The market for certain non-exchange traded securities may be limited to institutional investors, subjecting such investments to further liquidity risk if a market were to limit institutional trading. There may also be less information available regarding such non-exchange traded securities than for publicly traded securities, which may make it more difficult for the Adviser to fully evaluate the risks of investing in such securities and as a result place a Fund’s assets at greater risk of loss than if the Adviser had more complete information. In addition, the issuers of non-exchange traded securities may be distressed, insolvent, or delinquent in filing information needed to be listed on an exchange. Disposing of non-exchange traded securities, including privately placed securities, may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Securities purchased in private placements may be subject to legal or contractual restrictions on resale. The Fund may have to bear the expense of registering restricted securities for resale and the risk of substantial delay in effecting registration.
Market Capitalization Risk
The Fund may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies. Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies. The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things. In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid. Some small companies have limited product lines, distribution channels and financial and managerial resources. Some of the companies in which the Fund invests may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage. Such companies may also be dependent on key personnel with limited experience.
Micro-cap stocks typically involve greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable, their share prices tend to be more volatile, and their markets less liquid than stocks of companies with larger market capitalizations. The shares of micro-cap companies tend to trade less frequently than those of larger, more established companies, and it can be difficult or impossible for the Fund to trade these securities at the desired time. Furthermore, publicly available information, including financial information, about micro-cap companies tends to be limited and some micro-cap companies trade over-the-counter or on a regional exchange with limited regulation. The relative lack of information, liquidity, and regulation results in an increased risk of corruption and fraud, including price manipulation, and the possibility of losses to the Fund.
Reliance on Key Persons Risk
The Fund relies on the services of certain executive officers who have relevant knowledge of Real Asset Related Investments and familiarity with the Fund’s investment objective, strategies and investment features. The loss of the services of any of these key personnel could have a material adverse impact on the Fund.
Concentration Risk
The Fund may, from time to time, invest, or have exposure to, a substantial portion of its assets in a particular asset type, industry, geographic location or securities instrument. As a result, the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of asset type, geographic location or securities instrument. To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.
Hedging Transactions Risk
The Fund and the Private Funds may invest in securities and utilize financial instruments, such as forward contracts effort to protect against possible changes in the market value of portfolio positions resulting from fluctuations in the securities markets and changes in interest rates and hedge the interest rate or currency exchange rate on any liabilities or assets.
Hedging against a decline in the value of a portfolio position does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions’ value. Such hedging transactions also limit the opportunity for gain if the value of the portfolio position should increase. Moreover, it may not be possible for the Fund or a Private Fund to hedge against an exchange rate, interest rate or security price fluctuation that is so generally anticipated that the Fund or a Private Fund is not able to enter into a hedging transaction at a price sufficient to protect its assets from the decline in value of the portfolio positions anticipated as a result of such fluctuations.
The Fund and the Private Funds are not required to attempt to hedge portfolio positions and, for various reasons, may determine not to do so. Furthermore, the Fund and the Private Funds may not anticipate a particular risk so as to hedge against it. To the extent that hedging transactions are effected, their success is dependent on the Fund or a Private Fund’s ability to correctly predict movements in the direction of currency or interest rates. Therefore, while the Fund or a Private Fund may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments or debt being hedged, or the nonoccurrence of events being hedged against, this may result in poorer overall performance than if the Fund or a Private Fund had not engaged in any such hedge. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and movements in the interest rates or currency valuations is unpredictable. Moreover, for a variety of reasons, the Fund or the Private Funds may not seek to establish a perfect correlation between such hedging instruments and the portfolio considerations being hedged. Such imperfect correlation may prevent the Fund or the Private Funds from achieving the intended hedge or expose the Fund to additional risk of loss. The Fund will not sell securities short and may not write uncovered options. All public securities strategies may only use long-only or buy and hold investment strategies, and will be restricted from selling securities short and writing uncovered options.

Fund Capitalization Risk
There is a risk that the Fund may not continue to raise capital sufficient to maintain profitability and meet its investment objective. An inability to continue to raise capital may adversely affect the Fund’s diversification, financial condition, liquidity and results of operations, as well as its compliance with regulatory requirements and tax diversification requirements.
Limited Operating History Risk
The Fund commenced operations on September 18, 2017, and therefore has only a limited operating history upon which prospective investors may evaluate the Fund’s past performance and potential future returns. While the senior investment professionals and other individuals employed by the Adviser have prior experience in Real Asset Related Investment activities, past performance with respect to such activities is not a guarantee of future results.
Diversification Risk
The Fund is a “non-diversified” management investment company under the Investment Company Act. This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company. Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.
Cybersecurity Risk
The Fund is susceptible to operational and information security risks relating to technologies such as the Internet. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems ( e.g. , through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites ( i.e. , efforts to make network services unavailable to intended users). Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.
Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which the Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions. In addition, substantial costs may be incurred in order to prevent cyber incidents in the future. While the Fund’s service providers, including the Adviser, may have established business continuity plans in the event of, and risk management policies and procedures and systems to prevent, such cyber incidents, there are inherent limitations in such plans, procedures and systems including the possibility that certain risks have not been identified. Furthermore, the Fund and the Adviser cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund and its shareholders. The Fund could be negatively impacted as a result.

USE OF PROCEEDS
The Fund will invest the proceeds of the continuous offering of Shares on an ongoing basis in accordance with its investment objectives and policies as stated below. The proceeds of the offering may be initially invested by the Fund in short-term, high-quality debt securities, money market instruments or money market funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objective and policies. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers, or for temporary defensive purposes. If the Fund is delayed in investing the proceeds of the offering, the Fund’s distributions could consist, in whole or in part, of a return of capital. In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs. Thus, there is no guarantee that the Fund will be able to assemble and achieve its investment portfolio with the proceeds of the offering; and as a result, the Fund may be prevented from achieving its objective during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.

THE FUND
The Fund was organized as a Delaware limited liability company established on September 26, 2016, and is registered under the Investment Company Act as a closed-end investment management company. The Fund is a “non-diversified company” under the Investment Company Act, meaning that it does not have at least 75% of the value of its total assets represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of its total assets and to not more than 10% of the outstanding voting securities of such issuer.
The Fund currently offers a single class of Shares designated as “common shares.” Shares of the Fund are continuously offered under the Securities Act. Shares are not listed, and the Fund does not intend to list Shares for trading, on any national securities exchange. The Fund is an interval fund that provides limited liquidity through a quarterly Repurchase Offers of Shares at NAV pursuant to Rule 23c-3 under the Investment Company Act.
The Fund’s address is 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111, and its telephone number is (877) 200-1878.

INVESTMENT OBJECTIVE, INVESTMENT STRATEGIES AND INVESTMENT FEATURES
Investment Objective
The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets.
Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S., public and private investments in the following real asset classes: (i) Infrastructure, (ii) Timberland, and (iii) Agriculture/Farmland (together, “Real Asset Related Investments”). The Fund obtains exposure to Real Asset Related Investments through (i) investments in third party private funds that themselves invest in real assets; (ii) investments in wholly-owned and controlled subsidiaries that are real estate investment trusts (the “Sub-REITs”) that invest in real assets; (iii) investments in publicly traded equity and debt securities associated with real assets, including infrastructure, timberland, and agriculture/farmland (“Real Asset Securities”); and (iv) direct investments in private debt investments associated with real assets.
Private Funds, Sub-REITs, Real Asset Securities and Private Debt
Private Funds. The Fund may gain exposure to Real Asset Related Investments through investments in continuously offered Private Funds with quarterly or semi-annual repurchases and, to a limited extent, through investments in closed-end Private Funds. The Private Funds invest in the equity (common and preferred) and debt financings associated with the acquisition, development, and operations of real assets. The closed-end Private Funds include funds that have targeted capital raises, investment lock-up periods , and expected fund life terms . The Private Funds will operate in a variety of global markets. The Fund will invest no more than 15% of its assets in Private Funds or other entities that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (excluding, for the avoidance of doubt, the Sub-REITs and other entities that qualify as REITs or that would otherwise qualify for an exemption under Section 3(c)(5) of the Investment Company Act). Additionally, the Fund will not invest in Private Funds that hold themselves out or otherwise operate as “hedge funds.” The Private Funds may invest in properties located outside of the United States, including in any one non-U.S. country, which investments, in the aggregate , shall not exceed 50% of the Fund’s total assets.
Sub-REITs. The Fund also invests in Sub-REITs that make direct investments into timberland and agriculture/farmland assets. The Fund maintains voting control of the Sub-REITs. The Fund shall report its investment in the Sub-REITs in accordance with generally accepted accounting principles. The Fund’s investment in the Sub-REITs are valued utilizing the fair value principles outlined within the Fund’s Valuation Policy. See “Calculation of Net Asset Value.” For purposes of the Fund’s leverage and concentration policies under the Investment Company Act, the assets of the Sub-REITs are consolidated with the assets of the Fund in order to determine compliance with such policies. Any leverage incurred at the Sub-REIT level is aggregated with the Fund’s leverage for purposes of complying with Section 18 of the Investment Company Act. For purposes of complying with its fundamental and non-fundamental investment restrictions and policies pursuant to Section 8 of the Investment Company Act, except with respect to the Fund’s policy with respect to the purchase and sale of real assets, the Fund aggregates its direct investments with the investments of the Sub-REITs. The total investment by the Fund in the Sub-REITs, together with the Fund’s investments in the closed-end Private Funds that have targeted capital raises, investment lock-up periods and expected fund life terms, shall not exceed 25% of the Fund’s total assets.
The Fund is the managing member of the Sub-REITs and the Sub-REITs’ board of directors consists of the same members as the Fund’s Board. The Sub-REITs also have the same officers as the Fund. The Sub-REITs do not have operational employees as all physical assets will be operated by lessees. Additionally, the Sub-REITs engage external management companies for property-level oversight of their investments. The Sub-REITs make direct investments into timberland and agriculture/farmland assets through wholly-owned subsidiaries. Such wholly-owned subsidiaries are special purpose vehicles established as single member limited liability companies for each investment.
Real Asset Securities. The Fund may invest directly in Real Asset Securities . These securities may include common stock, preferred shares, and debt investments (including secured debt and mezzanine financing), global inflation linked bonds, municipal bonds, and baskets of public securities tied to indices that capture the global opportunity set of listed companies engaged in production related to Real Asset Related Investments. The Fund’s direct and indirect investments in the securities of non-U.S. issuers (excluding the Private Funds), including the securities of issuers located in any one non-U.S. country, shall not exceed in the aggregate 50% of the Fund’s total assets. The Fund may invest up to 15% of its assets in securities that are either rated, or which have credit characteristics substantially the same as those rated below investment grade (commonly referred to as “high yield” securities or “junk bonds”).
The Sub-Advisers to the Fund are engaged to invest a portion of the Fund's assets in Real Asset Securities. In certain circumstances or market environments, the Fund may reduce its investment in Real Asset Securities and hold a larger position in short-term, high-quality debt securities, money market instruments or money market funds, cash or cash equivalents. Underlying equity securities chosen by the Sub-Advisers may be listed or unlisted and underlying debt securities may be rated or unrated.
The Fund may use forward contracts for hedging exposure to foreign currencies. The Fund will not sell securities short and may not write uncovered options. All public securities strategies may only use long-only or buy and hold investment strategies, and will be restricted from selling securities short and writing uncovered options.
Private Debt. The Fund’s real asset debt strategy seeks to create and maintain a portfolio of investments that the Adviser believes will generate a stable income stream of attractive and consistent cash distributions. Investing in infrastructure, timberland, or agriculture/farmland loans and other real asset-related securities will typically emphasize the payment of current returns to investors and preservation of invested capital as objectives. The Fund will attempt to include varying investment strategies that include investments in participating loans, bridge loans, and other secured and unsecured real asset-related debt. Additionally, the Fund may seek to make debt investments via primary and secondary markets in secured and unsecured real asset-related debt. The Adviser may engage third parties in support of its efforts to review, diligence, monitor, and value private securities owned by the Fund.
Real Asset Related Investments
Infrastructure. Infrastructure assets provide essential facilities and services supporting economic productivity. Such assets may include, among others , regulated assets (such as electricity transmission and distribution facilities, gas distribution systems, water distribution and waste water collection and processing facilities), transportation assets (such as toll roads, airports, seaports and railway lines), communications assets (including broadcast and wireless towers and satellite networks) and social infrastructure (including schools, hospitals, prisons and courthouses). In identifying infrastructure investments for the Fund, the Adviser seeks assets that feature, among other characteristics : (i) stable and predictable income and cash flow with low return correlations to traditional asset classes such as public equities and fixed income; (ii) inelastic demand for their use as essential assets for a functioning society; (iii) minimal operating risk; and (iv) monopolistic characteristics with high barriers to entry. The Infrastructure investments typically will be made through Private Funds, separate accounts, co-investments, and/or public companies that invest in and/or operate such assets.
Timberland. Timberland investments involve the acquisition and management of forest assets for the purpose of producing a financial return. The two main subclasses of investments relating to timberland are tree farms and managed natural forests. Timberland investments can provide revenue generation from multiple sources, including harvesting, leasing and usage fees. Additionally, they provide potential for appreciation on both the value of the underlying land purchased, as well as the value of the timber on that land. The Timberland investments typically will be made through Private Funds (including private REITs), Sub-REITs, separate accounts, co-investments, and/or public companies that invest in properties that are leased to timberland operators or operated by such REIT managers .
Agriculture/Farmland. Agriculture/Farmland investments may consist of direct investments in rural land, along with crop and livestock assets that produce food, fiber, and energy. Agriculture/Farmland investments focus on the productive capacity of the land base, and returns are often dependent on the biological growth of crops and livestock, as well as appreciation of land and related assets. Agriculture/Farmland investments are typically classified into three general categories: (i) row crop investments , which include annual crops such as corn, soybeans, cotton, wheat and rice; (ii) permanent crop investments , which include perennial crops such as fruit and nut , which have both pre-productive and mature periods; and (iii) livestock investments , which include land leased to local operators for grazing or direct livestock ownership and operation. Sources of return typically include an income component from leasing fees, land prices and the price of the underlying commodities. The Fund’s investment strategy will focus on portfolio investments targeting returns from leasing fees and land values. Agriculture/Farmland investments typically will be made through Private Funds (including private REITs) , Sub-REITs , separate accounts, co-investments and/or public companies that invest in properties that are leased to farmers and used to grow crops or manage livestock.
While the Fund is not constrained to allocate its investments among the real asset classes according to specific ranges, under normal circumstances the Adviser expects the Fund’s assets to be allocated to each asset class within the allocation ranges set forth in the table below. Actual allocations may vary at any time and may move and remain outside of these ranges for a variety of reasons, including, but not limited to, changes in investment outlook, market movements, cash flows into or out of the Fund and other factors.
Real Asset Class Investments (Debt & Equity)
Private Infrastructure	15 - 30%
Private Timberland	15 - 30%
Private Agriculture/Farmland	15 - 30%
Private Real Asset Debt	5 - 20%
Public Real Asset Securities	20 - 40%
Upon determination of the Fund’s allocations, the investments within each allocation are then actively managed by the Adviser. The Fund’s ability to gain exposure to each of these asset classes, the means by which it gains such exposure, and its ability to pursue its investment strategies as intended may be limited by availability, its intention to qualify and be treated as a RIC for U.S. federal income tax purposes, or other limiting factors.
The Adviser primarily executes these strategies through the selection and monitoring of, and the allocation of assets of the Fund to, Private Funds, Sub-REITs, and the Sub-Advisers. Through asset allocation, the Adviser will seek to diversify the overall investment portfolio by:
•	Asset Class: Infrastructure, Timberland and Agriculture/Farmland;
•	Geography: asset holdings across primarily across North America, South America, Europe, Asia, Australia and other geographic regions;
•	Strategy: differing asset and securities acquisition, underwriting and management strategies, policies and procedures; and
•	Capital Structure : investments that include debt and equity securities, including preferred stock.
The Private Funds will not be registered as investment companies under the Investment Company Act. See “Risk Factors — Private Funds Risk.” The Adviser seeks to construct a portfolio consisting of a wide variety of Private Funds, Sub-REITS, and Sub-Advisers that has a low correlation to publicly-traded equities markets and demonstrates a balance of strategies, markets, risks and types of real asset investments. The Adviser seeks to use a variety of Managers that invest and manage Real Asset Related Investments in diverse markets, utilize different investment strategies, construct varying types of portfolios and layer capital in a manner that is consistent with the risks embedded in their respective investment strategies.
The Fund has been designed to afford the Adviser flexibility to deploy assets into investment strategies it deems appropriate under prevailing economic and market conditions. Accordingly, at any given time, the Fund may not invest in all of the enumerated real asset investment strategies described in this Prospectus, and the Fund’s investment allocation is not fixed and will likely not be equally weighted. The Adviser may add different investment strategies at its discretion within the differing real asset sectors, consistent with the Fund’s investment objective.
Additional information about the types of investments that are expected to be made by the Fund is provided below and in the SAI. The Fund’s investment objective is a fundamental policy and may not be changed without the approval of the Fund’s shareholders. Except as otherwise indicated, the Fund’s investment policies and restrictions are not fundamental and may be changed without a vote of the shareholders. See “Additional Investment Policies – Fundamental Policies” in the SAI.
No assurance can be given that the Fund will achieve its investment objective.
Additional Information About Fund Investments
REITs and REIT-Like Entities. Many of the public and private timberland and agriculture/farmland investments will take the form of real estate companies that operate as REITs and similar REIT-like entities. REITs are companies that own interests in real estate or in real estate related loans or other interests, and their revenue primarily consists of rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. A REIT in the U.S. is generally not taxed on income distributed to shareholders so long as it meets certain tax related requirements, including the requirement that it distribute substantially all of its taxable income to such shareholders (other than net capital gains for each taxable year). As a result, REITs tend to pay relatively higher dividends than other types of companies. Dividends paid by REITs will not be eligible for the dividends received deduction and are generally not considered “qualified dividend income” eligible for reduced rates of taxation for U.S. federal income tax purposes. REITs can generally be classified as equity REITs or mortgage REITs. Equity REITs, which invest the majority of their assets directly in real property, derive their income primarily from rents. Equity REITs can also realize capital gains by selling properties that have appreciated in value. Mortgage REITs, which invest the majority of their assets in real estate mortgages, derive their income primarily from interest payments.
The Sub-REITs. The Fund gains exposure to timberland and agriculture/farmland investment opportunities, in whole or in part, through investments in the Sub-REITs. The Adviser has discretion over all investments of the Sub-REITs. As a REIT, any dividend income the Fund receives from the Sub-REIT is qualifying income to the Fund for purposes of the 90% gross income requirement for RIC qualification.
Pooled Investment Vehicles. The Fund also invests a portion of its assets in pooled investment vehicles that are not registered investment companies. As a stockholder in a pooled vehicle, the Fund will bear its ratable share of that vehicle’s expenses, and would remain subject to payment of the vehicle’s advisory and administrative fees with respect to assets so invested. Shareholders would therefore be subject to duplicative expenses to the extent the Fund invests in other pooled investment vehicles. In addition, the securities of other pooled vehicles may be leveraged and will therefore be subject to leverage risks (in addition to other risks of the pooled vehicle's strategy).
Non-U.S. Companies and Emerging Market Companies. For purposes of the Fund’s investment strategies, a non-U.S. company is one that is: (i) organized or located outside of the U.S.; (ii) the company’s securities are traded principally outside of the U.S.; or (iii) does a substantial amount of its business outside of the U.S. The Fund’s global real asset equities strategy seeks to benefit from national and regional economic growth around the world by investing in REITs and other publicly-traded real asset securities. These investments include equity securities issued by U.S. and non-U.S. real asset companies, including REITs and other Real Asset Related Investments. The Fund may invest in non-U.S. companies, including emerging market companies, through securities including, but not limited to American Depositary Receipts (“ADRs”), Global Depositary Receipts (“GDRs”) and European Depositary Receipts (“EDRs”). Generally, ADRs in registered form are dollar denominated securities designed for use in the U.S. securities markets, which represent and may be converted into an underlying foreign security. GDRs, in bearer form, are designed for use outside the United States. EDRs, in bearer form, are designed for use in the European securities markets. The Fund may invest in foreign issuers in both developed and emerging markets.
The Fund intends to select Sub-Advisers that manage portfolios of real asset securities that include companies with strong market positions and employ a risk-managed investment approach that focuses on companies the Sub-Advisers believe have potential for growth and/or strong income characteristics. These may include securities in emerging markets. Typically, emerging markets are in countries that are in the process of industrialization, with lower gross national products per capita than more developed countries. The Fund is not limited in the extent to which it may invest in emerging market companies.
Equity Securities. For purposes of the Fund’s investment strategies, the equity securities in which the Fund may invest typically will consist of (i) common stocks; (ii) rights or warrants to purchase common stocks; (iii) securities convertible into common stock; and (iv) preferred stocks.
Debt Securities. The Fund’s real asset debt strategy seeks to create and maintain, directly and indirectly through Private Funds and direct investments, a portfolio of investments that generate a stable income stream of attractive and consistent cash distributions. Investing in Real Asset Related Investments loans and other real asset related securities will typically emphasize the payment of current returns to investors and preservation of invested capital as objectives. The Fund seeks to invest in varying investment strategies that include:
Senior Secured Debt. Senior secured debt includes whole loan participations structured with a senior secured interest in infrastructure assets and/or cash flows from the operations of the infrastructure assets, including in many instances contract-backed revenues. These loans will vary in maturity, but typically have longer durations than subordinated debt and will have a combination of fixed-rate and floating-rate debt service.
Subordinated Debt. Subordinated debt investments are secured by secondary claims against the infrastructure asset and its cash flow. These claims are subordinated to those of the senior debt which has priority in cashflow and collateral. In certain instances, subordination may be in the form of a senior secured interest in the equity of the infrastructure operating company. This, indirectly through the ownership structure of the operating assets, subordinates any claims to the senior secured financing at the asset level. Subordinated debt will typically have relatively short maturities and typically carry floating-rate debt service.
Foreign Currencies and Related Transactions. The Fund may invest directly in, and may invest in Private Funds that invest in, Real Asset Related Investments and Real Asset Securities located in the United States, as well as Asia, Europe, Australia and other foreign geographic regions. As a result, the income received by such underlying foreign investments of the Fund is likely to be denominated in currencies other than U.S. dollars. The Fund may (but is not required to) attempt to hedge some or all of its exposure to foreign currencies through the use of forward foreign currency exchange contracts.
A forward foreign currency exchange contract, which involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract, may reduce the Fund's exposure to changes in the value of the currency it will deliver and increase its exposure to changes in the value of the currency it will receive for the duration of the contract. The effect on the value of the Fund is similar to selling securities denominated in one currency and purchasing securities denominated in another currency. Foreign currency transactions, like currency exchange rates, can be affected unpredictably by intervention (or the failure to intervene) by U.S. or foreign governments or central banks, or by currency controls or political developments. Such events may prevent or restrict the Fund's ability to enter into foreign currency transactions, force the Fund to exit a foreign currency transaction at a disadvantageous time or price or result in penalties for the Fund, any of which may result in a loss to the Fund. Contracts to sell foreign currency would limit any potential gain that might be realized by the Fund if the value of the hedged currency increases. The Fund may enter into these contracts to hedge against foreign exchange risk arising from the Fund's investment or anticipated investment in securities denominated in foreign currencies. Suitable hedging transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in such transactions at any given time or from time to time when they would be beneficial.
Selection of Private Funds and Sub-Advisers
The Adviser follows certain general guidelines when reviewing and selecting Private Funds and Sub-Advisers. The Adviser takes into consideration the following criteria, as applicable, when selecting the approved Managers: assets under management; length of time in the business; stability and depth of corporate management; stability and depth of investment management team; investment strategies, target returns and leverage limitations; investment process and research capacity; existing portfolio composition and valuation; structure of any Private Funds and tax considerations; historical performance and reputation; fees and expenses; conflicts policies; reporting and valuation policies/process; and investor rights and controls.
Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and, the selection of Private Funds and Sub-Advisers is a fundamentally subjective process. The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser. In addition, some Private Funds may be newly organized and have no, or only limited, operating histories. However, the Adviser typically will select Managers whose principals have substantial experience investing assets in Real Asset Related Investments. There can be no assurance that the Adviser will be able to access Managers, whether through their Private Funds or by engaging them as Sub-Advisers that can enable the Fund to meet its investment objective.
Other than regulatory limitations applicable to a RIC, the Adviser is not bound by any fixed criteria in allocating assets to Private Funds. Private Funds have some flexibility to make investments in accordance with the market environment and employ leverage, as permitted within the operative documents for their investment vehicle and limitations set forth in the Code for operation of a REIT or corporate entity. See “Risk Factors — Concentration Risk” and “— Leverage Risk.” The Adviser will consider investing in Private Funds that pursue a wide range of long-only real asset investment strategies with buy and hold strategies that do not incorporate the trading of real assets. While the approved Private Funds and Sub-Advisers have been reviewed and approved by the Adviser, there is no guarantee that any one Private Fund or Sub-Adviser will receive an allocation of the Fund’s assets for investment. When a Private Fund or Sub-Adviser is selected, the allocation of assets may vary substantially for each. Additionally, there can be no assurance that a Private Fund or Sub-Adviser will have the capacity to accept additional assets for management and there may be a delay in the acceptance of such an investment that may change the Fund’s ability to utilize such approved Private Fund or Sub-Adviser. Neither the Private Funds nor the Sub-Advisers may sell securities short and may not write uncovered options.

The current investment guidelines developed by the Adviser include a review of the Private Funds and Sub-Advisers. In conducting this review, the Adviser will rely on its analysis and due diligence process for the selection of the appropriate Private Funds and Sub-Advisers. The Adviser may engage research and consulting services to assist in the aggregation and review of due diligence materials for each of the Private Funds and Sub-Advisers that it considers.
In addition, the Adviser seeks to conduct a multi-step process to review and evaluate each potential Private Fund and each potential Sub-Advisers that includes: meetings, questionnaires, interviews, and reference calls. The goal of the due diligence process is to evaluate: (i) the background of the Manager’s firm and its respective team; (ii) the infrastructure of the Manager’s research, evaluation and investment procedures; (iii) the Manager’s strategies and method of execution; (iv) the Manager’s risk control and portfolio management processes; and (v) the differentiating factors that the Adviser believe give a Private Fund or Sub-Advisers an advantage over other potential investment funds and Managers.
Once a Private Fund is selected, the Fund and the Adviser continue to review the investment process and performance of the Private Fund. The Adviser and the Board engage in the necessary due diligence to ensure that the Fund’s assets are invested in Private Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities. The Adviser, subject to the repurchase policies of the Private Funds, may reallocate the Fund’s assets among the Private Funds, redeem its investment in Private Funds, and/or select additional Private Funds.
In addition, once a Sub-Adviser is selected, by the Adviser, the Board and a majority of the existing shareholders (at such time), to sub-advise a specified portion of the Fund’s assets for investment in Real Asset Related Investments, the Fund and the Adviser continue to review the investment process and performance of the Sub-Advisers. The Adviser and the Board engage in the necessary due diligence to ensure that the Fund’s assets are invested in Real Asset Related Investments that are consistent with the Fund’s investment objective and RIC requirements and that the investment performance in such securities is satisfactory. Because the Adviser regularly reviews new investment opportunities, capital withdrawn from the management of one Sub-Adviser is expected to be reallocated to another Sub-Adviser within a short period of time.

MANAGEMENT OF THE FUND
Directors and Officers
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation. There are currently seven directors of the Fund, three of whom are treated by the Fund as “interested persons” (as defined in the Investment Company Act). The names and business addresses of the directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.
Control Persons
[To be updated by amendment.]
A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of [ ], 2020, the Fund did not know of any person that controlled the Fund.
Adviser and Investment Management Fee
Under the ultimate supervision of and subject to any policies established by the Board, the Adviser provides investment advice to and manages the day-to-day business and affairs of the Fund pursuant to an investment management agreement between the Fund and the Adviser (the “Investment Management Agreement”). In addition to managing a portion of the Fund’s assets directly, the Adviser has responsibility, subject to the review and approval of the Board, for selecting and the Fund’s strategies and for selecting and hiring the Sub-Advisers to the Fund. The Adviser allocates the Fund’s assets and monitors the Sub-Advisers’ investment programs for consistency with the Fund’s investment objective and strategies. The Adviser may, at its discretion, reallocate the Fund’s assets among itself and the Sub-Advisers, allocate assets away from Sub-Advisers, and select additional Sub Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services.
In consideration for its investment management services, the Fund pays the Adviser an Investment Management Fee equal to 1.15% annually of the average daily NAV. The Investment Management Fee is accrued daily and payable quarterly in arrears. The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. Because the Investment Management Fee is calculated based on the Fund’s average daily NAV and is paid out of the Fund’s assets, it reduces the NAV of the Shares. As compensation for providing services to the Fund, the Adviser pays each Sub-Adviser a fee based on a negotiated rate applied to the assets of the Fund allocated to the Sub-Adviser.
Conflicts of interest exist as a result of the fact that the Adviser receives the Investment Management Fee irrespective of the allocations of the Fund’s assets among the Adviser, the Sub-Advisers, the Private Funds and the Sub-REITs. Because the Adviser compensates the Sub-Advisers from its Investment Management Fee, the Adviser may have an economic incentive to allocate less capital to the securities in which the Sub-Advisers invest. There may also be an incentive for the Adviser to allocate fewer assets to the Sub-Advisers overall. However, if the overall time, expense, and other resources expended by the Adviser to select and monitor Sub-Advisers of the Fund is less than what the Adviser expends to select and monitor direct investments, investments in Private Funds, or investments in the Sub-REITs, the Adviser will have an incentive to allocate more of the Fund’s assets to Sub-Advisers. The Board monitors this potential conflict of interest and any effect it may have on the Fund and its shareholders. Under normal circumstances, the Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring direct investments on the one hand, or in compensating Sub-Advisers, on the other.
The Adviser is a boutique asset management firm that specializes in real asset investing with approximately $4.6 billion in assets under management as of March 31, 2020.
The Adviser is registered with the U.S. Securities and Exchange Commission (the “SEC”) as an investment adviser under the Advisers Act. The Adviser’s offices are located at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111, and its telephone number is (877) 200-1878.

The Investment Management Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund’s outstanding voting securities on sixty days’ written notice to the Adviser or by the Adviser on ninety days’ written notice to the Fund. The Investment Management Agreement has an initial term that expires two years after the Fund’s commencement of investment operations. Thereafter, the Investment Management Agreement will continue in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Independent Directors of the Board. The Investment Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the Investment Company Act.
The Investment Management Agreement provides that in the absence of willful misfeasance, bad faith or gross negligence by the Adviser in the performance of its duties under the Investment Management Agreement or reckless disregard of its obligations under the Investment Management Agreement, the Adviser will not be liable to the Fund for any error of judgment or for any loss suffered by the Fund in connection with the subject matter of the Investment Management Agreement. The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser and its affiliates, and their respective partners, members, managers, directors, officers, shareholders, employees, and controlling persons (collectively, the “Indemnified Parties”), against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Fund, provided that such amounts were not the direct result of willful misfeasance, bad faith or gross negligence on the part of such Indemnified Party in the performance of its duties (if any) under the Investment Management Agreement or resulted from such Indemnified Party’s reckless disregard of its obligations and duties (if any) under the Investment Management Agreement.
A discussion regarding the basis for the Board’s approval of the Investment Management Agreement between the Fund and the Adviser (the “Investment Management Agreement”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2019.
Portfolio Management
The Adviser’s Investment Committee reviews and approves all investments made by the Fund. The members of the Investment Committee listed below maintain primary responsibility for the day-to-day management of the Fund’s investment portfolio . The senior executives on the Adviser’s Investment Committee have substantial experience with the establishment, underwriting, and management of investment products consisting primarily of real asset investment products and real estate-related securities. The members of the Adviser’s Investment Committee are not employed by the Fund and do not receive direct compensation from the Fund in connection with their portfolio management activities. The SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities of the Fund.
Name	Title	Since	Recent Experience
Casey Frazier, CFA	Chief Investment Officer	Inception	Chief Investment Officer of Versus Capital Advisors. Mr. Frazier is the Chairman of the Versus Investment Committee. He has served as the CIO since joining the Adviser in 2011.
William R. Fuhs, Jr.	President	Inception	President of Versus Capital Advisors. Mr. Fuhs is a member of the Versus Investment Committee. He has served as the President since joining the Adviser in 2010.
Dave Truex, CFA	Deputy Chief Investment Officer	August 2017
Deputy Chief Investment Officer of Versus Capital Advisors. Mr. Truex is a member of the Versus Investment Committee. He has served as the Deputy CIO since joining the Adviser in 2017. Prior to joining the Adviser, Mr. Truex was a Portfolio Manager for Colorado’s Public Employees Retirement Association.

Sub-Advisers and Sub-Advisory Fees
The Adviser has responsibility, subject to oversight by the Board, for overseeing the Sub-Advisers and for recommending their hiring, termination and replacement. The Adviser may only enter into new sub-advisory relationships for the Fund upon Board approval and upon the approval of a majority of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If such approval is obtained, the Adviser (or the Fund) may enter into sub-advisory relationships with registered investment advisers that possess skills that the Adviser believes will aid it in achieving the Fund’s investment objective. The Adviser has entered into such sub-advisory agreements with the following Sub-Advisers:
Brookfield Public Securities Group LLC
Brookfield serves as a sub-adviser for the Fund and has been managing real asset related securities for 30 years. Brookfield is a wholly-owned, indirect subsidiary of Brookfield Asset Management Inc. (“BAM”), a publicly traded Canadian corporation. BAM shares are listed on the Toronto Stock Exchange (symbol: BAM.A), the New York Stock Exchange (symbol: BAM), and Euronext (symbol: BAMA). Brookfield focuses on investments in publicly traded real asset securities including both equity and debt investments across the globe. Brookfield is located at Brookfield Place, 250 Vesey Street, New York, New York 10281 and maintains offices in Chicago, Hong Kong, Houston, London, San Diego, Seoul and Toronto. Brookfield is an SEC-registered investment adviser and an independent sub-adviser to the Fund. Brookfield typically seeks to provide exposure to publicly traded Real Asset Securities on behalf of the Fund. Brookfield is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.55% based on assets under management.
Larry Antonatos is primarily responsible for the day-to-day management of the Fund’s assets allocated to Brookfield. Mr. Antonatos, global portfolio manager, has 28 years of industry experience. The Statement of Additional Information provides additional information about the portfolio manager’s compensation, other accounts managed by the portfolio manager and the portfolio manager’s ownership of securities in the Fund.
Name	Title	Since	Recent Experience
Larry Antonatos	Managing Director, Portfolio Manager	2011	Mr. Antonatos is Managing Director and Portfolio Manager for Brookfield. Mr. Antonatos has been with the firm since 2011.
A discussion regarding the basis for the Board’s approval of the continuation of the Investment Sub-Advisory Agreement between the Adviser and Brookfield (the “Brookfield Agreement”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2019. In addition, a discussion regarding the basis for the Board’s approval of an amendment to the Brookfield Agreement will be available in the Fund’s annual report to shareholders for the fiscal year ended March 31, 2020.
Lazard Asset Management, LLC
The Adviser has engaged Lazard a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Lazard has been managing multi-asset portfolios since 2007 and is a wholly-owned, indirect subsidiary of Lazard Ltd., a public company listed on the NYSE. Lazard is located at 30 Rockefeller Plaza, New York, NY 10112. Lazard typically seeks to provide exposure to publicly traded Real Asset Securities on behalf of the Fund. Lazard is paid a management fee by the Adviser based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.40% down to 0.30% based on assets under management. Lazard utilizes a team approach with Jai Jacob and Terence Brennan primarily responsible for managing the firm’s multi-asset portfolios. Mr. Jacob serves as Managing Director and Portfolio Manager/Analyst and has 20 years of industry experience. Terence Brennan serves as Director and Portfolio Manager/Analyst and has 28 years of industry experience. The Statement of Additional Information provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.
Name	Title	Since	Recent Experience
Jai Jacob	Managing Director, Portfolio Manager	1998	Mr. Jacob is Managing Director and Portfolio Manager of Lazard. Mr. Jacob has been with the firm since 1998.
Terence Brennan	Managing Director, Portfolio Manager	2016
Mr. Brennan is Managing Director and Portfolio Manager of Lazard. Mr. Brennan has been with the firm since 2016. Prior to joining Lazard, Mr. Brennan was a Portfolio Manager at Deutsche Asset Management.

A discussion regarding the basis for the Board’s approval of the Investment Sub-Advisory Agreement between the Adviser and Lazard (the “Lazard Agreement”) is available in the Fund’s semi-annual report to shareholders for the fiscal period ended September 30, 2019. In addition, a discussion regarding the basis for the Board’s approval of an amendment to the Lazard Agreement will be available in the Fund’s annual report to shareholders for the fiscal year ended March 31, 2020.
Other Expenses of the Fund
The Fund bears all expenses incurred in connection with its operations, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund. Expenses borne by the Fund may include:
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all costs and expenses related to portfolio transactions and investments for the Fund’s portfolio, including, but not limited to, brokerage commissions, research fees (including “soft dollars”), interest and commitment fees on loans and debt balances, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in the Private Funds;

•	all costs and expenses associated with operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;
•
the costs and expenses of holding any meetings of the Board that are regularly scheduled, permitted or required to be held under the terms of the LLC Agreement, the Investment Company Act or other applicable law;

•	fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;
•	the costs of a fidelity bond and any liability or other insurance, including director and officer insurance, obtained on behalf of the Fund or the Board;
•	all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;
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all expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;

•	all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;
•	the fees of BNY Mellon and of custodians, transfer agents, and other persons providing administrative services to the Fund;
•	personnel costs and expenses for the Fund’s Chief Compliance Officer; and
•	such other types of expenses as may be approved from time to time by the Board.
The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.
Additional Service Providers
BNY Mellon performs certain administrative and accounting services and shareholder services for the Fund and the Adviser. In consideration for these services, the Fund pays BNY Mellon an annual fee, which will accrue daily on the basis of the average daily NAV of the Fund, subject to a minimum quarterly fee, and will reimburse certain of BNY Mellon’s expenses.
In addition, BNY Mellon serves as the Fund’s Transfer Agent and maintains the Fund’s accounts, books and other documents as required to be maintained under the Investment Company Act at 4400 Computer Drive, Westborough, MA 01581, or at such other place as designated by the Adviser.
The Bank of New York Mellon (the “Custodian”) serves as the Fund’s custodian. The Custodian’s principal business address is 4400 Computer Drive, Westborough, MA 01581.

SUITABILITY OF THE INVESTMENT
An investment in the Fund involves a considerable amount of risk. You may lose money or your entire investment in the Fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. An investment in the Fund may be appropriate for long-term investors seeking to add real asset exposure to their overall investment portfolio. Before making your investment decision, you and/or your personal financial adviser should consider (i) the suitability of this investment with respect to your investment objectives and personal situation and (ii) factors such as your personal net worth, income, age, risk tolerance and liquidity needs. The Fund should be considered an illiquid investment. You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund; however, limited liquidity will be available through quarterly Repurchase Offers described in this Prospectus. In addition, the Shares are not traded on an exchange and there is currently no secondary market for the Shares.See “Risk Factors −Interval Fund Risk” and “− Liquidity Risk.”
HOW TO PURCHASE SHARES
The Fund offers Shares continuously at the prevailing NAV per Share. Shares are not subject to any upfront sales load, distribution fee or early withdrawal charge. Shares are only available for purchase by: (i) institutional investors, including registered investment advisers (“RIAs”), banks, trust companies or similar financial institutions investing for their own account or for accounts for which they act as a fiduciary and have authority to make investment decisions (subject to certain limitations) and clients of such institutional investors that have accounts for which such institutional investors are bound by an applicable fiduciary standard, and (ii) the executive officers, directors or general partners of the Fund or the Adviser. The minimum initial investment per institutional investor of the Fund (including, with respect to clause (i) above, cumulative investments of the clients of any institutional investor of the Fund) is $10 million and the minimum for those investors defined by clause (ii) above is $10,000. There is no minimum amount for subsequent purchases of Shares. The Adviser has the authority to waive the minimum investment requirements or allow investors in the Fund who do not fit the above descriptions under certain circumstances.
Shares generally will only be available through certain financial intermediaries that provide custodial and/or clearing services for the Fund’s institutional investors (e.g., banks, brokerages, investment advisers, trusts, financial industry professionals, etc., collectively referred to as “Intermediaries” and individually as “Intermediary”). You may purchase Shares from any Intermediary by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “NYSE”) is open for business (each, a “Business Day”). An Intermediary can help you establish and maintain an account with such Intermediary and purchase Shares of the Fund for such account. The Fund has authorized one or more Intermediaries to receive orders to purchase of Shares or repurchase orders in response to a Repurchase Offer, on its behalf. Further, Intermediaries are authorized to designate other Intermediaries to receive orders to purchase Shares and repurchase orders in response to a Repurchase Offer. Once an Intermediary has determined that your investment in the Fund is suitable for your investment profile, such Intermediary shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when an Intermediary or its authorized designee submits the order to the Fund’s Transfer Agent. The Shares are offered at the prevailing NAV per Share as of the Business Day that the request to purchase Shares is received and accepted by or on behalf of the Fund. The Fund expects to distribute Shares principally through Intermediaries. Because an investment in Shares involves many considerations, your financial advisor or other Intermediary may help you with your investment decision. You also should discuss with your financial advisor or Intermediary any payments received as a result of your investment in our Shares.
The Uniting and Strengthening America by Providing Appropriate Tools Required to Obstruct Terrorism Act (commonly referred to as the USA PATRIOT Act) may require an Intermediary or its authorized designee to obtain certain personal information from you, which will be used to verify your identity. If you do not provide information, it may not be possible to open your account. If the Intermediary or authorized designee is unable to verify your customer information, the Fund reserves the right to close your account or take other steps it deems reasonable.

REPORTS TO SHAREHOLDERS
The Fund sends out periodic reports to all investors, including annual audited financial statements. In order to reduce duplicative mail and fees and expenses of the Fund, the Fund may, in accordance with applicable law, send a single copy of the Fund’s Prospectus and shareholder reports to your household even if more than one family member in your household owns Shares of the Fund. Additional copies of the Prospectus and shareholder reports may be obtained by calling (877) 200-1878. If you do not want to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call the number above and the Fund will furnish separate mailings, in accordance with instructions, within 30 days of your request.

LEGAL PROCEEDINGS
The Fund may become involved in legal proceedings in the ordinary course of its business. The Fund is not currently involved in any material legal proceedings and, to the Fund’s knowledge, no material legal proceedings are threatened against the Fund.
DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT POLICY
The Fund intends to make regular quarterly distributions to the shareholders of all or a portion of any dividends or investment income it earns on investments. In addition, the Fund will make regular distributions to the shareholders of all or a portion of capital gains distributed to the Fund by Private Funds and capital gains earned by the Fund from the disposition of Private Funds or other investments, together with any dividends or interest income earned from such investments, in accordance with the requirements of the Investment Company Act and the Internal Revenue Code. Distributions by the Fund may include returns of capital for U.S. federal income tax purposes. The Fund will establish reasonable cash reserves to meet Fund cash payment obligations prior to making distributions.
All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in additional Shares), pursuant to the Fund’s Dividend Reinvestment Policy. A shareholder may elect initially not to reinvest by indicating that choice on a shareholder certification. Thereafter, a shareholder is free to change his, her or its election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting the Intermediary through which the shareholder acquired his, her or its Shares, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares. See “Taxes.”
QUARTERLY REPURCHASES OF SHARES
The Fund has adopted a fundamental policy that it will make quarterly Repurchase Offers for no less than 5% of its Shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements (as discussed below). This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. Each quarterly repurchase will be at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14 th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”). Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the NYSE on the Repurchase Pricing Date.
Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days and is expected to be approximately 30 days. Certain authorized institutions, including custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information. In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline. The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which is within 7 days of the Repurchase Pricing Date. The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act and other applicable laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds will be paid to shareholders prior to the Repurchase Payment Date.
Repurchase Amounts
The Board, or a committee thereof, in its sole discretion, will determine the number of Shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of Shares outstanding on the Repurchase Request Deadline. This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion, (i) repurchase the tendered Shares on a pro rata basis or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares. If the Fund determines to repurchase additional Shares beyond the repurchase offer amount and if shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the tendered Shares on a pro rata basis. However, the Fund may accept all shares tendered for repurchase by Shareholders who own less than one hundred shares and who tender all of their Shares, before prorating other amounts tendered. Because of the potential for pro ration, tendering shareholders may not have all of their tendered Shares repurchased by the Fund.
Shares repurchased by the Fund are not subject to an early withdrawal charge.
Notice to Shareholders
Notice of each Repurchase Offer will be given to each beneficial owner of Shares between 21 and 42 days before each Repurchase Request Deadline. The notice will describe (i) instructions for shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline. The notice will also state the Repurchase Offer Amount, the dates of the Repurchase Request Deadline, the scheduled Repurchase Pricing Date, and the scheduled Repurchase Payment Date. The notice will contain information shareholders should consider in deciding whether or not to tender their Shares for repurchase, including the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline).
Repurchase Price
The repurchase price of the Shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The notice of the Repurchase Offer will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date. The notice will also provide a toll-free number for information regarding the Repurchase Offer.
Suspension or Postponement of Repurchase Offer
The Fund may suspend or postpone a Repurchase Offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date.
The Fund has adopted procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take any action it deems appropriate to ensure compliance.
Consequences of Repurchase Offers
Repurchase Offers typically will be funded from available cash or sales of portfolio securities. Payment for repurchased Shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. In addition, the sale of portfolio securities to finance repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.
Repurchase of the Shares will tend to reduce the amount of outstanding Shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.
The Fund is intended as a long-term investment. The Fund’s quarterly Repurchase Offers are a shareholder’s only means of liquidity with respect to his, her or its Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the LLC Agreement. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for the Shares to exist in the future.

CALCULATION OF NET ASSET VALUE
The Fund calculates its NAV once each Business Day typically as of the regularly scheduled close of normal trading on the NYSE (normally, 4:00 p.m., Eastern Time). If the regular schedule of the NYSE is for a close prior to 4:00 p.m. Eastern Time, such as on days in advance of holidays observed by the NYSE, the Fund typically will calculate its NAV as of such earlier closing time. In unusual circumstances, such as an unscheduled close or halt of trading on the NYSE, the Fund may calculate its NAV as of an alternative time. The NAV of the Fund will be equivalent to its assets less its liabilities valued on the basis of market quotations where available and otherwise in accordance with the policies and procedures as discussed below and specifically in the Fund’s Valuation Policy. The NAV of the Fund and the NAV per Share will be calculated by BNY Mellon daily in accordance with the valuation methodologies approved by the Board, as set forth below, or as may be determined from time to time pursuant to policies established by the Board.
Valuation Methodology – Publicly Traded Securities
Investments in securities that are listed on the NYSE are valued, except as indicated below, at the official closing price reflected at the close of the NYSE on the Business Day as of which such value is being determined. If there has been no published closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the closing price of the exchange representing the principal market for such securities on the Business Day as of which such value is being determined. If, after the close of a domestic or foreign market, but prior to the close of business on the day the securities are being valued, market conditions change significantly, the domestic or foreign securities may be valued pursuant to procedures established by the Board.
Securities traded in the over-the-counter market, such as fixed-income securities and certain equities, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the official closing prices as reported by sources as the Board deems appropriate to reflect their fair market value. If there has been no official closing price on such day, the securities are valued at the mean of the closing bid and ask prices for the day or, if no ask price is available, at the bid price. Fixed-income securities typically will be valued on the basis of prices provided by a pricing service, generally an evaluated price or the mean of closing bid and ask prices obtained by the pricing service, when such prices are believed by the Adviser to reflect the fair market value of such securities. Furthermore, the Fund’s Adviser will review the valuation methodology of any pricing service used in the Fund’s investment valuation process, subject to oversight and/or approval of the Board.
Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value.
Investments in open-end mutual funds are valued at their closing NAV.
Securities for which market prices are unavailable, or securities for which the Adviser determines that the market quotation is unreliable, will be valued at fair value pursuant to procedures approved by the Board. In these circumstances, the Adviser determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate. These may include recent transactions in comparable securities, information relating to the specific security and developments in the markets.
The Fund’s use of fair value pricing may cause the NAV of the Shares to differ from the NAV that would be calculated using market quotations. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security.
Valuation Methodology – Private Funds
The Board has adopted procedures pursuant to which the Fund will value its investments in the Private Funds. Before investing in any Private Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by such Private Fund, which as a general matter will employ market values when available, and otherwise look at principles of fair value that the Adviser reasonably believes to be consistent with (but not necessarily the same as) those used by the Fund for valuing its own investments. The Adviser shall use its best efforts to ensure that each Private Fund has in place policies and procedures that are consistent with the practices provided for in the Real Estate

Information Standards (“REIS”), as established and amended by the National Council of Real Estate Investment Fiduciaries (“NCRIEF”) in conjunction with the Pension Real Estate Association (“PREA”), or comparable standards which may apply. REIS provides underlying principles behind the disclosure of reliable information with adequate policies and practices that include, but are not limited to the following:
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Property valuation standards and policy that are expected to be applied consistent with GAAP fair value principles and uniform appraisal standards or such comparable standards as may apply to international managers. Real estate investments are required to be valued, (a) internally (by the Private Fund’s manager) with third party (preferably an accounting or valuation firm) oversight to assure the reasonableness of and compliance with valuation policies, at least quarterly and (b) externally by an appraiser or other third party on an annual basis. Furthermore, the valuations should be performed with impartiality, objectivity and independence, and with control to demonstrate they have been completed fairly. This includes the maintenance of records of methods and techniques for valuation with sufficient documentation to understand the scope of work completed.

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Market Value Accounting and Reporting Standards including the production of quarterly financial statements and annual audited financials. This also incorporates quarterly performance measurement and reporting standards for every asset held by the Private Fund.

After investing in a Private Fund, the Adviser will monitor the valuation methodology used by such Private Fund and its manager.
The Fund values its investments in Private Funds based in large part on valuations provided by the managers of the Private Funds and their agents. These fair value calculations will involve significant professional judgment by the managers of the Private Funds in the application of both observable and unobservable attributes. The calculated NAVs of the Private Funds’ assets may differ from their actual realizable value or future fair value. Valuations will be provided to the Fund based on the interim unaudited financial records of the Private Funds and, therefore, will be estimates subject to adjustment (upward or downward) upon the auditing of such financial records and may fluctuate as a result. The Board and the Adviser may not have the ability to assess the accuracy of these valuations. Because a significant portion of the Fund’s assets are invested in Private Funds, these valuations have a considerable impact on the Fund’s NAV.
For each quarterly period that the NAVs of the Private Funds are calculated by the managers of such funds, each Private Fund’s NAV is typically adjusted based on the actual income and appreciation or depreciation realized by such Private Fund when the quarterly valuations and income are reported. The Adviser will review this information for reasonableness based on its knowledge of current market conditions and the individual characteristics of each Private Fund and may clarify or validate the reported information with the applicable manager of the Private Fund. The Adviser may conclude, in certain circumstances, that the information provided by any such manager does not represent the fair value of the Fund’s investment in a Private Fund and is not indicative of what actual fair value would be under current market conditions. In those circumstances, the Adviser’s Valuation Committee may determine to value the Fund’s investment in the Private Fund at a discount or a premium to the reported value received from the Private Fund. Any such decision will be made in good faith by the Adviser’s Valuation Committee, subject to the review and ratification of the Board’s Valuation Committee. The Funds’ valuation of each Private Fund is individually updated as soon as the Adviser completes its reasonableness review, including any related necessary additional information validations with the manager of the Private Fund, and typically within 45 calendar days after the end of each quarter for all Private Funds.
Additionally, between the quarterly valuation periods, the NAVs of such Private Funds are adjusted daily based on the total return that each Private Fund is estimated by the Adviser to generate during the current quarter. The Adviser’s Valuation Committee monitors these estimates regularly and updates them as necessary if macro or individual fund changes warrant any adjustments, subject to the review and supervision of the Board’s Valuation Committee.
Valuation Methodology – Sub-REIT Investments
The Fund has adopted procedures pursuant to which the Fund will value its investments in the Sub-REITs at fair value. In accordance with these procedures, the Adviser shall require the external management companies of any direct investments to follow the similar procedures to those that are outlined above for the continuously offered Private Funds.

Valuation Methodology – Private Debt Investments
The Fund’s Board has approved procedures pursuant to which the Adviser and the Board will use their best efforts to ensure that the value of each private debt instrument is adjusted based on the Adviser’s estimate of what actual fair value would be under current market conditions. The Adviser will evaluate each private debt investment’s fair value based on numerous factors, including but not limited to changes in credit risk, construction risk, the financial strength of the borrower, and the debt instrument’s spread to US Treasuries. The Funds will also engage qualified external valuation consultants to provide valuation information, typically on a quarterly basis, but at least semiannually.
The Fund will generally value any private debt investments at the lesser of their amortized cost or the high end of any valuation range as provided by a qualified external valuation consultant. In certain circumstances, the Adviser may determine that this amount does not represent the fair value of the private debt investment based on current market conditions. In such an instance, the Adviser’s Valuation Committee will fair value the investment. In its fair valuation assessment process, the Adviser’s Valuation Committee may consider any information it deems appropriate including as received directly from the borrower, an Investment Manager that the Fund has a relationship with who is also an investor in the private debt investment, or other external valuation consultants. Any such fair valuation determinations will be made in good faith by the Adviser’s Valuation Committee, subject to the review and ratification of the Board’s Valuation Committee.
NAV and NAV Per Share Calculation
The price at which an investor buys Shares or has Shares repurchased is the NAV per Share. BNY Mellon calculates the Fund’s NAV once each Business Day as follows:
•	Current value of the Fund’s total assets, including the value of all investments held; and
•	Less any liabilities including accrued fees and expenses of the Fund or distributions to be paid.
NAV per Share is calculated by taking the Fund’s NAV divided by the total number of Shares outstanding at the time the determination is made. The NAV per Share is calculated before taking into consideration any additional investments to be made as of such date and prior to including any dividend reinvestment or any repurchase obligations to be paid in respect of a Repurchase Date that is as of such date.

DESCRIPTION OF SHARES
The Fund is authorized to issue an unlimited number of Shares of beneficial interest. The Board is authorized to increase or decrease the number of Shares the Fund is authorized to issue. Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.
All Shares have equal rights as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. Shareholders are not liable for further calls or assessments. The Fund will send periodic reports (including financial statements) to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shares are not available in certificated form. Any transfer of Shares will be void if made to an account held through a broker, dealer or other Intermediary that has not entered into an agreement for the provision of shareholder services to the Fund. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred Shares at their then current NAV. This repurchase right is in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. With very limited exceptions, including the ability of a shareholder to transfer or resell Shares pursuant to the terms of the LLC Agreement, Shares are not transferable and liquidity will be provided principally through limited Repurchase Offers. See “Risk Factors – Interval Fund Risk” and “– Liquidity Risk.”
In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Shares. Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy.
Dividends and capital gain distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares). Shareholders may elect initially not to reinvest by indicating that choice on a shareholder certification. Thereafter, shareholders are free to change their election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting its Intermediary, who will inform the Fund). Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date. There is no sales load or other charge for reinvestment. The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in all the remaining assets of the Fund.
The following table shows Shares of the Fund that were authorized and outstanding as of [  ]:
[To be updated by amendment.]
(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by the Fund for its Account	Amount Outstanding Exclusive of Amount Shown Under (3)
Shares of beneficial interest	Unlimited	[ ]	[ ]
As a continuously offered closed-end fund, it is anticipated that the Fund will offer additional Shares subject to future registration statements. In deciding whether to make these sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment.

TAXES
This section summarizes some of the U.S. federal income tax consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to non-U.S. shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income tax laws. Please see the SAI for additional information regarding the tax aspects of investing in the Fund.
Treatment as a Regulated Investment Company
The Fund has elected to be treated, and intends each year to qualify and be eligible to be treated, as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). A regulated investment company is not subject to U.S. federal income tax at the corporate level on income and gains from investments that are distributed to shareholders. The Fund’s failure to qualify as a regulated investment company would result in corporate-level taxation, thereby reducing the return on your investment.
Taxes on Fund Distributions
A shareholder subject to U.S. federal income tax will generally be subject to tax on Fund distributions. For U.S. federal income tax purposes, Fund distributions will generally be taxable to a shareholder as either ordinary income or capital gains. Fund dividends consisting of distributions of investment income generally are taxable to shareholders as ordinary income. Federal taxes on Fund distributions of capital gains are determined by how long the Fund owned or is deemed to have owned the investments that generated the capital gains, rather than how long a shareholder has owned the shares. Distributions of net capital gains (that is, the excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards) that are properly reported by the Fund as capital gain dividends generally will be treated as long-term capital gains includible in a shareholder’s net capital gains and taxed to individuals at reduced rates. Distributions of net short-term capital gains in excess of net long-term capital losses generally will be taxable to you as ordinary income.
The Code generally imposes a 3.8% Medicare contribution tax on the “net investment income” of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. Net investment income generally includes for this purpose dividends paid by the Fund, including any capital gain dividends, and including net capital gains recognized on the sale, redemption or exchange of shares of the Fund. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
The ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s current and accumulated earnings and profits.In that case, the excess generally would be treated as return of capital and would reduce a shareholder’s tax basis in the applicable shares, with any amounts exceeding such basis treated as gain from the sale of such shares. A return of capital is not taxable, but it reduces a shareholder’s tax basis in the shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares.
Pursuant to proposed regulations on which the Fund may rely, distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described in the SAI, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a RIC from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders.
Fund distributions are taxable to shareholders as described above even if they are paid from income or gains earned by the Fund before a shareholder’s investment (and thus were included in the price the shareholder paid).
Certain Fund Investment
The Fund’s transactions in derivatives could affect the amount, timing and character of distributions from the Fund, and could increase the amount and accelerate the timing for payment of taxes payable by shareholders. The Fund’s investments in certain debt instruments could cause the Fund to recognize taxable income in excess of the cash generated by such investments (which may require the Fund to liquidate other investments in order to make required distributions). The Fund does not expect to qualify to pass through tax-exempt dividends to shareholders.

Private Funds
The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.
Private Funds classified as partnerships for federal income tax purposes may generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.
Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes.
As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as a RIC can limit its ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with its investment strategy or can require it to engage in transactions in which it would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
Foreign (Non-U.S.) Taxes
Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.
Taxes When you Dispose of Your Common Shares
Any gain resulting from the disposition of Shares that is treated as a sale or exchange for U.S. federal income tax purposes generally will be taxable to shareholders as capital gains for U.S. federal income tax purposes. Shareholders who offer, and are able to sell all of the Shares they hold or are deemed to hold in response to a repurchase offer (as described above) generally will be treated as having sold their shares and generally will recognize a capital gain or loss. In the case of shareholders who tender or are able to sell fewer than all of their shares, it is possible that any amounts that the shareholder receives in such repurchase will be taxable as a dividend to such shareholder. In addition, there is a risk that shareholders who do not tender any of their shares for repurchase, or whose percentage interest in the Fund otherwise increases as a result of the repurchase offer, will be treated for U.S. federal income tax purposes as having received a taxable dividend distribution as a result of their proportionate increase in the ownership of the Fund. The Fund’s use of cash to repurchase shares could adversely affect its ability to satisfy the distribution requirements for treatment as a regulated investment company. The Fund could also recognize income in connection with its liquidation of portfolio securities to fund share repurchases. Any such income would be taken into account in determining whether such distribution requirements are satisfied.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he, she or it is not subject to such withholding.

DISTRIBUTION ARRANGEMENTS
General
Foreside Funds Distributors LLC, the Fund’s Distributor, serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Distributor’s principal business address is 899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312.
The Distributor will offer the Shares on a best efforts basis, but is not obligated to sell any certain number of Shares. Under the Distribution Agreement between the Fund and the Distributor, the Fund has agreed to indemnify the Distributor or its designee, their respective affiliates, the Adviser, and certain other persons against certain liabilities, including liabilities under the Securities Act. However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misfeasance, bad faith or gross negligence of the person seeking indemnification in the performance of such person’s duties under the Distribution Agreement, or from the reckless disregard of such person’s obligations under the Distribution Agreement.
Other Payments Made by the Fund, the Adviser, the Distributor and/or its Designee
The Fund, the Adviser and/or the Distributor may authorize one or more Intermediaries to receive orders on behalf of the Fund. Additionally, the Adviser has entered into servicing agreements to compensate the Intermediaries providing such ongoing services in respect of clients to whom they have distributed Shares of the Fund. Shareholder servicing arrangements may include electronic processing of client orders, electronic fund transfers between clients and the Fund, account reconciliations with the Fund’s transfer agent, facilitation of electronic delivery to clients of Fund documentation, monitoring client accounts for back-up withholding and any other special tax reporting obligations, maintenance of books and records with respect to the foregoing, and such other information and liaison services as the Fund or the Adviser may reasonably request.
Compensation received by the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. These payments may also have the effect of increasing the Fund’s assets under management, which would increase the amount of the Investment Management Fee payable to the Adviser. There is no limit on the amount of such compensation paid by the Adviser to the Intermediaries, subject to the limitations imposed by the Financial Industry Regulatory Authority. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees are not paid by the Fund as compensation for any sales or distribution activities.
The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments. Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser. The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the Intermediaries, the expected level of assets or sales of Shares, the placing of the Fund on a recommended or preferred list and/or access to an Intermediary’s personnel and other factors. Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided. Shareholders should inquire of an Intermediary how the Intermediary will be compensated for investments made in the Fund.
The Adviser may manage and offer additional investment products other than the Fund. The compensation for services paid to Intermediaries may differ from one fund to another, even if the two funds are charged the same management fee or incentive-based fee (i.e. even if, overall, an investor would pay the same amount in fees). The differences in compensation may create an incentive for Intermediaries to recommend funds for which they receive higher compensation. Shareholders should discuss this with their Intermediaries to learn more about the compensation they receive.

PRIVACY NOTICE
This notice describes the Fund’s privacy policy. The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors. The Fund collects personal information (“Personal Information”) for business purposes to process requests and transactions and to provide customer service. Personal Information is obtained from the following sources.
•	Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;
•	Written and electronic correspondence, including telephone contacts; and
•
Transaction history, including information about the Fund’s transactions and balances in your accounts with the Fund or its affiliates or other holdings of the Fund and any affiliation with the Adviser and its subsidiaries.

The Fund limits access to Personal Information to those employees and service providers who need to know that information in order to process transactions and service accounts. Employees are required to maintain and protect the confidentiality of Personal Information. The Fund maintains physical, electronic and procedural safeguards to protect Personal Information.
The Fund may share Personal Information described above with the Adviser and its various other affiliates or service providers for business purposes, such as to facilitate the servicing of accounts. The Fund may share the Personal Information described above for business purposes with a non-affiliated third party if the entity is under contract to perform transaction processing, servicing or maintaining investor accounts on behalf of the Fund. The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law. The Fund endeavors to keep its customer files complete and accurate. The Fund should be notified if any information needs to be corrected or updated.

STATEMENT OF ADDITIONAL INFORMATION
VERSUS CAPITAL REAL ASSETS FUND LLC
Shares of Beneficial Interest

5555 DTC Parkway, Suite 330
Greenwood Village, Colorado 80111
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878.

[ ], 2020
This Statement of Additional Information (“ SAI ”) is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Versus Capital Real Assets Fund LLC (the “ Fund ”), dated [ ], 2020 (the “Prospectus”). Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus. The financial statements, along with the accompanying notes and report of independent registered public accounting firm, [which appear in the Fund’s most recent annual report to shareholders,] are incorporated by reference into this SAI. You can request a copy of the Prospectus, this SAI and the Fund’s annual and semi-annual reports, without charge, by writing to the Fund at the address above or by calling (877) 200-1878 or by visiting www.versuscapital.com. This SAI, material incorporated by reference and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).
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THE FUND
The Fund is a non-diversified, closed-end management investment company that continuously offers its shares and operates as an “interval fund” (as defined below). The Fund offers one class of shares. The Fund was formed on September 26, 2016 as a Delaware limited liability company.
ADDITIONAL INVESTMENT POLICIES
The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. See “Investment Objective, Strategies and Investment Features” in the Prospectus. Certain additional investment information is set forth below.
Fundamental Policies
The Fund’s fundamental policies may be changed only by the affirmative vote of a majority of the outstanding shares of beneficial interest of the Fund (collectively, the “Shares”). Fundamental policies of the Fund are listed below. For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less. As fundamental policies, the Fund may not:
•
Invest more than 25% of the value of its total assets in the securities of companies or entities engaged in any one industry or group of industries, except that, under normal circumstances, the Fund will invest over 25% of its total assets in the securities of companies in the real estate industry. This limitation does not apply to investment in the securities of the U.S. Government, its agencies or instrumentalities. For purposes of this limitation, the Fund will define an industry or group of industries by reference to Standard & Poor’s Global Industry Classification Standard codes for industry classifications.

•
Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”), which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets. The interest on borrowings will be at prevailing market rates, to the extent the Fund borrows. The Fund’s use of leverage involves risk of loss.

•	Engage in short sales, purchases on margin or the writing of put and call options.
•
Issue senior securities (including preferred shares of beneficial interest), except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

•
Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

•
Make loans, except through purchasing fixed-income securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act. To the extent the Fund engages in loan activity, it exposes its assets to a risk of loss.

•
Purchase, hold or deal in real assets, except that the Fund may invest in public and private, debt and equity securities related to investments in real assets, including timberland, infrastructure and agriculture/farmland.

•	Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.
•	Purchase or sell commodities.
The Fund’s investment objective is fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding voting securities. The Fund has also adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of its shares outstanding at NAV (as defined below), unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined below), all in accordance with the requirements set forth in Rule 23c-3(b)(2)(i) under the Investment Company Act.
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Under normal market conditions, the Fund may invest in Private Funds that concentrate their assets in one or more industries and, under normal market conditions, the Fund will invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in investments in global infrastructure, timberland and agriculture/farmland (“Real Asset Related Investments”). The Fund is focused on investing in Real Asset Related Investments and will not concentrate in any industries other than the group of real estate investment and management industries. The Fund will monitor the investments of the Private Funds to the extent commercially practicable and, to the extent that the Fund is aware of the investments held by the Private Funds, the Fund will consider such information when determining compliance with its concentration policy.
The Fund’s board of directors (the “Board”) has also adopted a fundamental policy pursuant to which the Fund may terminate its status as a continuously offered interval fund, if the Fund achieves a certain amount of assets to have reached its investment capacity, and take action to list the outstanding shares of the Fund on a national exchange, thereby providing investors with daily market liquidity. Such action may be taken by the Board and shall be subject to shareholder approval.
Certain Portfolio Securities and Other Operating Policies
The Fund’s investment objective is to achieve long-term Real Returns through current income and long-term capital appreciation with low correlation to the broader public equity and debt markets. “Real Returns” are defined as total returns adjusted for the effects of inflation. Versus Capital Advisors LLC, the Fund’s investment adviser (the “Adviser” or “Versus Capital”), seeks to achieve the Fund’s objective by investing in U.S. and non-U.S. investments in the following real asset classes: (i) Infrastructure, (ii) Timberland, and (iii) Agriculture/Farmland (together, “Real Asset Related Investments”). The Fund may gain exposure to Real Asset Related Investments directly through investments in equity and debt securities or indirectly through investments in closed-end or continuously offered private real asset funds (collectively, the “Private Funds”). Under normal market conditions, the Fund seeks to achieve its investment objective by allocating at least 80% of its net assets, plus the amount of any borrowings for investment purposes, to U.S. and non-U.S., public and private investments in Real Asset Related Investments.
The Fund provides liquidity through a quarterly repurchase policy pursuant to Rule 23c-3 under the Investment Company Act. The Fund’s fiscal year ends on the last day of March each year. Once each fiscal quarter, the Fund will offer to repurchase at NAV no less than 5% of outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements. This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares. The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities. Shareholders will be notified in writing of each quarterly repurchase offer (each, a “Repurchase Offer”) and the date the Repurchase Offer ends (the “Repurchase Request Deadline”). Shares will be repurchased at the NAV per Share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”).
Private Funds
The Fund can invest in closed-end or continuously offered Private Funds. The continuously offered Private Funds take subscriptions on periodic bases, typically permit quarterly or semi-annual redemptions, and typically do not have a defined termination date. Closed-end Private Funds include funds that have targeted capital raises, investment lock-up periods, and expected fund life terms.
The Private Funds may use leverage as a way to seek or enhance returns. Dependent upon the investment strategy, geographic focus, and/or other economic or property specific factors, each Private Fund will have differing leverage limitations. Such limitations are specific to each Private Fund and may apply to an overall portfolio limitation as well as a property specific limitation.
The Fund will not invest in Private Funds that hold themselves out or otherwise operate as “hedge funds.” The Fund will invest no more than 15% of its assets in Private Funds or other entities that would be investment companies but for Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act (excluding, for the avoidance of doubt, the Sub-REITs and other entities that qualify as REITs or that would otherwise qualify for an exemption under Section 3(c)(5) of the Investment Company Act).
To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, a Private Fund (which it intends to do in certain circumstances in order to avoid being considered an “affiliated
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person” of a Private Fund within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Private Fund, including matters that could adversely affect the Fund’s investment, such as changes to the Private Fund’s investment objective or policies or the termination of the Private Fund. If the Fund’s ability to vote is limited, its ability to influence matters being voted on will be reduced relative to other investors (which may include other investment funds or accounts managed by Versus Capital Advisors LLC ( the “Adviser”)). See “Risk Factors – Private Funds Risk” in the Prospectus. Where a separate non-voting security class is not available, the Fund would seek to create by contract the same result as owning a non-voting security class through a written agreement between the Fund and the Private Fund in which the Fund irrevocably foregoes the right to vote. The absence of voting rights potentially could have an adverse impact on the Fund.
Money Market Instruments
The Fund may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Sub-Adviser deems appropriate under the circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.
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DIRECTORS AND OFFICERS
Directors
The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business. The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.
Board’s Oversight Role in Management
The Board’s role in management of the Fund is oversight. The Adviser has primary responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk). As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman of the Board, acting between Board meetings, regularly interacts with, and receives risk management reports from, senior personnel of the Adviser, including senior managerial and financial officers of the Adviser, the Fund’s and the Adviser’s Chief Compliance Officer, and portfolio management personnel. The Board’s Audit Committee (which consists of all of the Independent Directors) holds regularly scheduled meetings, and between meetings the Audit Committee chair maintains contact with the Fund’s independent registered public accounting firm and the Adviser’s senior personnel. The Board receives periodic presentations from senior personnel of the Adviser regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research. The Board also receives reports from counsel to the Fund or counsel to the Adviser regarding regulatory compliance and governance matters. The Board will also review any proposals associated with the Adviser entering into sub-advisory relationships with Sub-Advisers. Such relationships may only be entered into upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act. The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.
Board Composition and Leadership Structure
The Investment Company Act requires that at least 40% of the Fund’s directors not be “interested persons,” as defined in the Investment Company Act, of the Fund, the Adviser, the Sub-Advisers, Foreside Funds Distributors LLC (the “Distributor”) or their designees, or any affiliate of the foregoing (such directors, the “Independent Directors”). For certain matters, such as the approval of investment advisory agreements or permitted transactions with affiliates, the Investment Company Act and/or the rules thereunder require the approval of a majority of the Independent Directors. As of the date of this SAI, four (4) of the Fund’s seven (7) directors are Independent Directors. Independent Directors have been designated to chair the Audit Committee, Valuation Committee and the Nominating and Governance Committee. The Board has designated a Lead Independent Director to take the lead in addressing with management matters or issues of concern to the Board. In light of the Board’s size and structure, and the cooperative working relationship among the Directors, the Board has determined that it is appropriate to have an Interested Director serve as Chairman of the Board.
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The address, year of birth, and descriptions of their principal occupations during the past five years are listed below for each director of the Fund. The Fund has divided the directors into two groups: Independent Directors and directors who are “interested persons,” as defined in the Investment Company Act (the “Interested Directors”):
Name, Address and Year of Birth (1)	Position(s) Held with Fund	Term of Office and Length of Time Served (2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex (3) Overseen by Director	Other Public Company Directorships Held by Director
Independent Directors
Robert F. Doherty; 1964	Independent Director	Since inception	Chief Financial Officer of Sustainable Living Partners (2018 - present); Partner of Renova Capital Partners (2010 – present); Chief Financial Officer of Ensyn Corporation (2013 – 2018).	2	0
Jeffry A. Jones; 1959	Independent Director	Since inception	Principal of SmithJones (Real Estate) (August 2008 – present).	2	0
Richard J. McCready; 1958	Lead Independent Director	Lead Independent Director (March 2020 – present); Independent Director since inception	President of The Davis Companies (2014 – present).	2	0
Paul E. Sveen; 1961	Independent Director	Since inception	Chief Financial Officer of Beam Technologies (February 2020 – present); Chief Financial Officer of Paypal’s merchant lending platform (2018 – 2020); Chief Financial Officer of Swift Financial (2016 – 2018); Managing Partner of Pantelan Real Estate Services LLC (2013 – 2016).	2	0
Interested Directors
William R. Fuhs, Jr.; 1968	Director; President	Since inception	President of Versus Capital Multi-Manager Real Estate Income Fund LLC (2016 – present); President of the Adviser (2010 – present); Chief Financial Officer of Versus Capital Multi-Manager Real Estate Income Fund LLC (2011 – 2016); Chief Financial Officer of the Adviser (2010 – 2016).	2	0
Casey Frazier; 1977	Chair of the Board; Director; Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser (2011 – present); Chief Investment Officer of Versus Capital Multi-Manager Real Estate Income Fund LLC (2011 – present).	2	0
Mark Quam; 1970	Director; Chief Executive Officer	Since inception	Chief Executive Officer of Versus Capital Multi-Manager Real Estate Income Fund LLC (2011 – present); Chief Executive Officer of the Adviser (2010 – present).	2	0
(1)	The address of each member of the Board is: c/o Versus Capital Real Assets Fund LLC, 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.
(2)	Each Director will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.
(3)	The term “Fund Complex” as used herein includes the Fund and Versus Capital Multi-Manager Real Estate Income Fund LLC.
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Additional information about each director follows (supplementing the information provided in the table above) that describes certain specific experiences, qualifications, attributes or skills that each director possesses and that the Board believes has prepared them to be effective directors.
Independent Directors
Robert F. Doherty co-founded Renova Capital Partners, a private equity company focusing on renewable and sustainable investments, in 2010 and has served as the Chief Financial Officer of Sustainable Living Partners since 2018. Prior to founding Renova, Mr. Doherty held the post of Managing Director and Deputy Head of Municipal and Infrastructure Finance at JP Morgan, where he directed the investment banking services to state and local government, water, energy, transport, housing, healthcare, and higher education clients. He also served as the co-head of UBS/Paine’s Webber National Infrastructure Group. He was a Managing Director in Merrill Lynch’s alternative investment, private equity and municipal finance groups. From 2013-2018, Mr. Doherty served as Chief Financial Officer for Ensyn Corporation, one of Renova’s joint venture partners. One of Renova’s initial investments was Main Street Power Company, Inc., a commercial solar developer and owner/operator of solar assets in the U.S. Mr. Doherty served on the Board of Directors of Main Street Power prior to is sale to AES Corporation in 2015. He also serves on the management committee for Sustainable Living Partners. Mr. Doherty has a Bachelors of Science degree in Foreign Services from Georgetown University Edmund A. Walsh School of Foreign Service, and a Masters degree in Business Administration from the University of Chicago Graduate School of Business Chicago.
Jeffry A. Jones has over thirty-five years of real estate investment experience in multiple real estate product types in markets throughout the U.S. Mr. Jones is currently a Principal at SmithJones Partners. Mr. Jones was President and Executive Director of Ameriton Properties Inc. (“Ameriton”), as well as Executive Vice President of Archstone-Smith in Denver, Colorado from 2000 to November of 2007, where he had overall investment, management and asset management responsibility for more than $2.3 billion of apartment investments. Prior to joining Ameriton, Mr. Jones was Senior Vice President with Archstone-Smith in Austin, Texas where he was responsible for Archstone’s multifamily acquisition and development activities throughout the central U.S. From 1995 to 1999, Mr. Jones was Senior Vice President of Homestead Village Inc. (“Homestead”), where he directed acquisition and development activities for its limited service extended-stay hotel product throughout the central part of the U.S. Prior to Homestead, Mr. Jones held development or investment positions with Sentre Partners, Stark Companies International, Maclachlan Investment Company and Trammell Crow Company. Mr. Jones received his Bachelor of Arts degree in Economics from Stanford University.
Richard J. McCready has been involved in commercial real estate investment and finance for over 30 years, gaining experience in capital markets, raising debt and equity capital, innovative transaction structuring, organization building, asset/risk management and value creation in a variety of real estate-related businesses. He is currently President of The Davis Companies, a Boston-based commercial real estate investment, development and management company. Mr. McCready is responsible for firm-wide strategy and oversees day-to-day management of all aspects of the firm’s investment and asset management functions and operations. Prior to joining The Davis Companies, Mr. McCready was the Chief Operating Officer and Executive Vice President of NorthStar Realty Finance Corp (NYSE: NRF), formerly a publicly-traded commercial real estate finance company with over $10 billion in assets under management, prior to the company's merger with Colony Capital. He served as the President, Chief Operating Officer and Director of NRF’s predecessor company, NorthStar Capital Investment Corp., a private equity fund business specializing in opportunistic investments in real estate assets and operating companies, where he spearheaded and managed the IPO spin-off of NRF. Prior to NorthStar, Mr. McCready served as the President, Chief Operating Officer and Director of Winthrop Financial Associates. From 1984 to 1990, he practiced law at Mintz Levin in Boston. In addition, Mr. McCready has served on numerous real estate company boards and has a broad knowledge of multiple real estate property types and strategies. Mr. McCready is a Phi Beta Kappa graduate of The University of New Hampshire and received his law degree, magna cum laude, from Boston College Law School.
Paul E. Sveen has over 35 years of experience in financial services across investment banking, structured finance, real estate investments, mortgage lending/servicing and small business lending. Since February 2020, Mr. Sveen has served as CFO of Beam Technologies Inc., a Columbus-based insurtech company that is seeking to blend innovative technology with traditional insurance policies to bring a differentiated value proposition to the employee benefits market and disrupt the traditional dental insurance market. He also was engaged in the fintech lending arena as CFO of Swift Financial, a leading alternative technology-enabled small business lender, which was acquired by PayPal in September 2017. After the merger, he was CFO of PayPal’s merchant lending platform, where he focused on developing strategies to drive growth through strategic partnerships and a broader use of financial
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capital markets. Prior to Swift, Mr. Sveen spent a decade focused in the real estate investment sector, leading several businesses providing mortgage lending, default services and rental home investment opportunities. From 2013-2016, he served as Managing Partner of Pantelan Real Estate Services LLC. Pantelan, whose clients included institutional investors such as private equity firms and hedge funds, invested in single family residential portfolios and provided a suite of services to support the residential asset class across all phases of the investment life cycle. For two years prior, Mr. Sveen served as CEO and Chief Restructuring Officer for Integrated Asset Services, a mortgage default services provider. Since 2007, Mr. Sveen had been engaged by several private equity firms to advise on existing portfolio investments, and to lead the evaluation of investments in several new business ventures in the mortgage, structured finance and real estate industries. He has also worked extensively with banks on capital and liquidity enhancement initiatives, negotiating facility terminations, assignments, restructurings and sales. Mr. Sveen is a 19-year veteran of Lehman Brothers, where he was integral in building the structured finance business into one of Wall Street’s leading securitization franchises. While a Managing Director at Lehman, he led several groups including asset-backed finance, principal finance, asset-backed commercial paper and structured finance client solutions. In 2004, Mr. Sveen was appointed CAO of Aurora Loan Services, a wholly-owned subsidiary of Lehman Brothers and one of the leading Alt-A mortgage originators and servicers in the US at that time. Mr. Sveen holds a BA in Economics from St. Lawrence University and attended The University of Oslo, Norway.
Interested Directors
William R. Fuhs, Jr. is a founding partner of the Adviser and has been the President since inception. In 2006, Mr. Fuhs partnered with Mr. Quam as the Chief Financial and Operating Officer of Welton Street Holdings LLC from 2006 to 2010, where he was responsible for product development, finance, administration and operations. Prior to Welton Street, Mr. Fuhs held several senior product development and finance positions with the Dividend Capital companies from 2003 to 2005. Mr. Fuhs’ prior professional experience, from 1992 to 2003, included various positions within the investment banking division of Merrill Lynch. During his eleven years at Merrill Lynch, Mr. Fuhs was involved in numerous aspects of the business including equity and debt underwriting, asset based financing (including real estate) and mergers and acquisitions. Mr. Fuhs has a Bachelor of Arts degree in Economics from Middlebury College. Mr. Fuhs brings to the Board extensive experience in the financial industry.
Casey Frazier joined the Adviser as the Chief Investment Officer in 2011. Previously, Mr. Frazier was a Senior Vice President of NRF Capital Markets LLC from 2010 to 2011, where he was responsible for product development and due diligence for the firm including helping to develop products to be sold in the retail broker-dealer channel, managing the due diligence process for existing products and overseeing the marketing efforts of the firm. Prior to that Mr. Frazier acted as the Chief Investment Officer for Welton Street Investments, LLC and Welton Street Advisors LLC from 2005 to 2010. In this capacity he reviewed and monitored all prospective securities offerings and investments. This included the review of over $7 billion in private real estate transactions. From 2004 to 2005 he was an Assistant Vice President, Asset Management of Curian Capital LLC (“Curian”), a registered investment adviser. In this capacity, Mr. Frazier helped supervise the asset allocation and money manager selection for Curian’s turnkey asset management program. Mr. Frazier helped develop over 300 multi-disciplinary account portfolios. During his tenure he helped the firm grow assets from $200 million to over $1 billion. Previously, Mr. Frazier managed the due diligence process for the National Planning Holdings’ (“NPH”) broker/dealer network from 2003 to 2004. NPH is an organization with four separate broker dealers and over 3,000 registered representatives. This process included analyzing all potential investments to be sold within the broker dealer network including; mutual funds, variable annuities, private placements, REITs, hedge funds and derivative products. Mr. Frazier received a Bachelor of Arts degree in American Political Economy from The Colorado College, and has earned the CFA (Chartered Financial Analyst) designation. The Board is aided by Mr. Frazier’s strong investment management skills.
Mark D. Quam is the Fund’s Chief Executive Officer. Mr. Quam has been a veteran of the real estate investment and securities business since the late 1990’s. He co-founded Versus Capital Advisors and has been its Chief Executive Officer since inception. Previously, Mr. Quam was the President, Chief Executive Officer and Founder of Welton Street Investments, LLC and Welton Street Holdings LLC (collectively “Welton Street”) from 2005 to 2010. Prior to Welton Street, Mr. Quam, as a partner and senior executive, conceptualized and co-founded both Dividend Capital Trust and Dividend Capital Securities LLC, a private real estate investment trust and its affiliated distributor, respectively. Before co-founding the Dividend Capital companies, Mr. Quam founded and acted as Chief Executive Officer, for EquityCity.com from 1998 to 2002. Prior to establishing EquityCity.com, Mr. Quam was active in real estate development as a Director of Construction and Project Management for CBRE. Mr. Quam holds an undergraduate degree in finance from the University of Arizona and attended the Masters Program in real estate
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finance and construction management at the University of Denver. Mr. Quam was a member of the Financial Industry Regulatory Authority’s (“FINRA”) National Corporate Finance Committee from 2007 to 2012.
Board Participation and Committees
The Board believes that each director’s experience, qualifications, attributes and skills give each director the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. The charter for the Board’s Nominating and Governance Committee contains factors considered by the Nominating and Governance Committee in identifying and evaluating potential Board member nominees. To assist them in evaluating matters under federal and state law, the directors may benefit from information provided by counsel to the Independent Directors or counsel to the Fund; both Board and Fund counsel have significant experience advising funds and fund board members. The Board and its committees have the ability to engage other experts as appropriate. The Board evaluates its performance on an annual basis.
Each director serves on the Board for the duration of the Fund, or until his death, resignation, termination, removal or retirement. A director’s position in that capacity will terminate if such director is removed, resigns or is subject to various disabling events such as death or incapacity. A director may resign upon 90 days’ prior written notice to the other directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the directors not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders. In the event of any vacancy in the position of a director, the remaining directors may appoint an individual to serve as a director, so long as immediately after such appointment at least two-thirds of the directors then serving would have been elected by the shareholders. The directors may call a meeting of shareholders to fill any vacancy in the position of a director, and must do so within 60 days after any date on which directors who were elected by the shareholders cease to constitute a majority of the directors then serving. If no director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of shareholders within 60 days for the purpose of either electing new directors or dissolving the Fund.
The Chairman of the Board is Mr. Frazier. The standing committees of the Board include the Audit Committee, Nominating and Governance Committee, Investment Committee and Valuation Committee.
The current members of the Audit Committee are Mr. Doherty, Mr. McCready, Mr. Jones and Mr. Sveen, each of whom is an Independent Director. The current Chairman of the Audit Committee is Mr. Doherty. The function of the Audit Committee, pursuant to its adopted written charter, is to (1) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements and (3) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm.
The current members of the Nominating and Governance Committee are Mr. Doherty, Mr. McCready, Mr. Jones and Mr. Sveen, each of whom is an Independent Director. The current Chairman of the Nominating and Governance Committee is Mr. Sveen. The function of the Nominating and Governance Committee, pursuant to its adopted written charter, is to (1) evaluate the suitability of potential candidates for election or appointment to the Board and recommend candidates for nomination; (2) recommend the appointment of members and chairs of each Board committee; and (3) oversee periodic evaluations of the Board and its committees. The Nominating and Governance Committee reviews nominations of potential Directors made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees. The Nominating and Governance Committee will consider nominations as it deems appropriate after taking into account, among other things, the factors listed in the charter. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating and Governance Committee. The Nominating and Governance Committee meets as is necessary or appropriate.
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The Investment Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Investment Committee is Mr. Frazier. The function of the Investment Committee, pursuant to its adopted written charter, is to (1) oversee the Adviser’s determination of, implementation of, and ongoing monitoring of investment strategies and objectives of the Fund, which include the Adviser’s process for the selection and ongoing due diligence of Private Funds, Sub-Advisers, and other direct investments of the Fund; and (2) review and make recommendations to the Board regarding the initial approval and periodic renewal of advisory contracts between the Fund, the Adviser and the Sub-Advisers, as required by Section 15 of the Investment Company Act.
The Valuation Committee is comprised of all of the Directors, the majority of which are Independent Directors. The current Chairman of the Valuation Committee is Mr. Jones. The function of the Valuation Committee, pursuant to its adopted written charter, is to oversee the development of Fund policies and procedures and the Adviser’s implementation of those policies and procedures, for the calculation of the Fund’s NAV. The Valuation Committee reviews and oversees the policies and reporting of the underlying asset values of the Private Funds, as well as the portion of the Fund’s assets that are sub-advised by Sub-Advisers and invested directly by the Adviser, including through the Sub-REITs.
Officers
The address, year of birth, and a description of principal occupations during the past five years are listed below for each officer of the Fund.
Name, Address and Year of Birth (1)	Position(s) Held with Fund	Term of Office and Length of Time Served (2)	Principal Occupation(s) During Past 5 Years
Mark D. Quam; 1970	Chief Executive Officer	Since inception	Chief Executive Officer of the Adviser (2010 to present); and Chief Executive Officer of Versus Capital Multi-Manager Real Estate Income Fund LLC (2011 to present).
William R. Fuhs, Jr.; 1968	President	Since inception
President of the Adviser (2010 to present); President of Versus Capital Multi-Manager Real Estate Income Fund LLC (2016 to present); Chief Financial Officer of the Adviser (2010 to 2016); and Chief Financial Officer of Versus Capital Multi-Manager Real Estate Income Fund LLC (2011 to 2016).

Casey Frazier; 1977	Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser (2011 to present); and Chief Investment Officer of Versus Capital Multi-Manager Real Estate Income Fund LLC (2011 to present).
Brian Petersen; 1970	Chief Financial Officer, Treasurer	August 2019
Managing Director, Fund Financial Operations of the Adviser (July 2019 to present); Chief Financial Officer of Versus Capital Multi-Manager Real Estate Income Fund LLC (August 2019 to present); Senior Vice President of OFI Global Asset Management, Inc. (January 2017 to May 2019); and Vice President of OFI Global Asset Management, Inc. (2007 to 2017).

Steve Andersen; 1976	Chief Compliance Officer and Secretary	October 2018
Chief Compliance Officer of the Adviser and Versus Capital Multi-Manager Real Estate Income Fund LLC (October 2018 – present); Secretary of Versus Capital Multi-Manager Real Estate Income Fund LLC (December 2018 – present); Vice President of Compliance at Janus Henderson Investors (August 2017 to August 2018). Assistant Vice President of Compliance at Janus Capital Group (January 2016 to August 2017); and Senior Compliance Manager at Janus Capital Group (August 2011 to January 2016).

(1)	The address of each Officer of the Fund is: c/o Versus Capital Real Assets Fund LLC, 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.
(2)	Each Officer will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.
Additional biographical information for officers that are not Directors of the Fund is listed below.
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Executive Officers
Steve Andersen is the Fund’s Chief Compliance Officer and Secretary. Prior to joining the Adviser as Chief Compliance Officer and Chief Operating Officer in 2018, Mr. Andersen spent 15 years in senior compliance roles at Janus Henderson Investors and Intech Investment Management, leading teams responsible for supporting and monitoring the Investment and Trading Departments and developing policies and procedures necessary to ensure adherence to global regulations, including the U.S. Investment Advisers Act and Investment Company Act. Mr. Andersen graduated from the University of Nebraska with a B.S. in Business Administration and has an M.B.A. from the University of Kansas. Mr. Andersen has earned the Certified Securities Compliance Professional (CSCP) designation.
Brian Petersen is the Fund’s Chief Financial Officer and Treasurer. Mr. Petersen’s 25-year professional background includes 20 years at Oppenheimer Funds, most recently serving as Treasurer and Principal Financial Officer of its mutual funds, leading a team responsible for oversight of the day-to-day operations of all its investment products including investment valuation, NAV production, financial reporting and accounting policy administration, service provider oversight and Audit Committee reporting and relationship management. Mr. Petersen previously was a vice president of Corporate Finance at Oppenheimer Funds performing financial planning, analysis and accounting functions. He also held officer roles in its Fund Treasury and Fund Accounting departments. Prior to working at Oppenheimer Funds, Mr. Petersen spent 5 years as an auditor with PricewaterhouseCoopers focused on clients in the financial services industry including asset managers, transfer agents and mutual funds. Mr. Petersen earned Bachelor of Science in Accounting and Master of Accountancy degrees from the University of Denver and is a Certified Public Accountant in the State of Colorado.
Director Ownership of Securities
The following table shows the dollar range of equity securities owned by the Directors in the Fund and in other investment companies overseen by the Director within the same family of investment companies as of December 31, 2019. Investment companies are considered to be in the same family if they share the same investment adviser or principal underwriter and hold themselves out to investors as related companies for purposes of investment and investor services.
Name of Director	Dollar Range of Equity Securities in the Fund*	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies*
Independent Directors
Robert Doherty	$0	$0
Jeffry A. Jones	$0	$50,001 to $100,000
Richard J. McCready	$0	$10,001 to $50,000
Paul E. Sveen	$0	$50,001 to $100,000
Interested Directors
William R. Fuhs, Jr.	Over $500,000	Over $1,000,000
Casey Frazier	Over $500,000	Over $1,000,000
Mark Quam	Over $500,000	Over $1,000,000
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Except as listed in the table below, to the best of their knowledge, none of the Independent Directors (nor any of their immediate family members) have or hold any securities of the Adviser, Brookfield, Lazard or the Distributor, nor any entities controlling or controlled by or under common control with the Adviser, Brookfield, Lazard or the Distributor as of December 31, 2019.
Name of Independent Director	Name of Owners and Relationship to Trustee	Company	Title of Class	Value of Securities	Percentage of Class
Jeffry A. Jones	Jeffry A. Jones, Self	Brookfield Renewable Partners L.P. (1)	Common Stock	$256,828 (2)	0.0031%
Jeffry A. Jones	Jeffry A. Jones, Self	TerraForm Power, Inc. (1)	Common Stock	$159,451 (2)	0.0046%
(1)	Brookfield Renewable Partners L.P. and TerraForm Power, Inc. are both under common control with Brookfield.
(2)	Based on the value of holdings at December 31, 2019.
Compensation
Effective March 1, 2020, the Fund pays each Independent Director a fee of $60,000 per annum. In addition, the Fund reimburses each of the Independent Directors for travel and other expenses incurred in connection with attendance at meetings. The Chairman of the Audit Committee receives an additional amount of $10,000 per annum. Other members of the Board and executive officers of the Fund receive no compensation, other than as noted in the table below. The Nominating and Governance Committee of the Board evaluates the compensation of the Board members on an ongoing basis and may increase or decrease such compensation based upon market factors and the ongoing responsibilities and commitment of the members, all of which will be subject to Board approval, including a majority of the Independent Directors.
The following table summarizes the compensation paid to the Independent Directors, including Committee fees, and certain executive officers of the Fund for the fiscal year ended March 31, 2020. The Interested Directors and executive officers of the Fund receive no compensation, other than as noted in the table below. This compensation will continue to be evaluated by the Board on an ongoing basis.
Name of Person, Position	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from the Fund Complex paid to Directors/Officers
Independent Directors
Robert F. Doherty (1)	$51,667	N/A	N/A	$89,584
Jeffry A. Jones	$37,083	N/A	N/A	$74,166
Richard T. McCready	$37,083	N/A	N/A	$87,916
Paul E. Sveen	$37,083	N/A	N/A	$74,166
Officers
Steve Andersen as Chief Compliance Officer and Secretary	$45,000 (2)	N/A	N/A	$90,000
(1)
As Chairman of the Audit Committee, Mr. Doherty received an additional amount of $15,000 per annum for the fiscal year ended March 31, 2019 and for periods prior to March 1, 2020. Subsequent to March 1, 2020, Mr. Doherty receives an additional amount of $10,000 per annum for this role.

(2)	Represents amounts being charged to the Fund for compliance services.
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CONTROL PERSONS AND PRINCIPAL HOLDERS
[To be updated by amendment]
A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.
[As of [ ], 2020, to the best knowledge of the Fund, no person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below.
RECORD SHAREHOLDER	PERCENTAGE OF SHARES
[ ] (1)	[ ]%
(1)	The Fund has no knowledge as to whether all or a portion of the shares owned of record are also owned beneficially.]
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INVESTMENT ADVISORY AND OTHER SERVICES
[To be updated by amendment]
The Adviser
The Fund’s investment adviser is Versus Capital Advisors LLC, a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser’s offices are located at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111. The Adviser is a Delaware limited liability company originally formed in March of 2007 and reorganized in 2011. Versus Capital is a wholly owned subsidiary of Versus Capital Group, LLC. The co-founders of Versus Capital, Mark D. Quam, William R. Fuhs and Casey R. Frazier, indirectly own a controlling interest in Versus Capital Group, LLC. Mr. Quam, Mr. Fuhs and Mr. Frazier also serve as Interested Directors to the Fund.
The Fund has engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment management agreement entered into between the Fund and the Adviser. The Adviser may manage the Fund’s assets directly and/or may delegate the management of all or any portion of the Fund’s assets to one or more Sub-Advisers, and the Adviser has the responsibility of selecting any Sub-Advisers, Sub-REITs and/or Private Funds. In selecting Private Funds and Sub-Advisers, the Adviser evaluates each Private Fund and Sub-Adviser to determine whether their respective investment programs are consistent with the Fund’s investment objective and strategies. The Adviser monitors the Private Funds and Sub-Advisers on an ongoing basis and may, at its discretion, subject to the repurchase policies of the Private Funds, reallocate the Fund’s assets among the Private Funds and Sub-Advisers, terminate or redeem investments from existing Private Funds or Sub-Advisers, and select additional Sub-Advisers subject to review and approval of the Board. The Adviser also provides certain administrative services to the Fund, including: providing office space, handling shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board, and providing other support services. The Adviser will perform its duties subject to any policies established by the Board.
In consideration for all such services, the Fund pays the Adviser a quarterly fee (the “Investment Management Fee”) at an annual rate of 1.15% of the Fund’s NAV, which will accrue daily on the basis of the average daily NAV of the Fund. The Investment Management Fee is paid to the Adviser out of the Fund’s assets. The Adviser was paid approximately $3,301,100, $12,485,700, and [ ] in advisory fees for the fiscal years ended March 31, 2018, March 31, 2019, and March 31, 2020, respectively.
Brookfield
The Adviser has engaged Brookfield Public Securities Group LLC (“Brookfield”), a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Brookfield has been managing real asset related securities for 30 years. Brookfield is a wholly-owned, indirect subsidiary of Brookfield Asset Management Inc. (“BAM”), a publicly traded Canadian corporation. BAM shares are listed on the Toronto Stock Exchange (symbol: BAM.A), the New York Stock Exchange (symbol: BAM), and Euronext (symbol: BAMA). Brookfield focuses on investments in publicly traded real asset securities including both equity and debt investments across the globe. Brookfield is located at Brookfield Place, 250 Vesey Street, New York, New York 10281 and maintains offices in Chicago, Hong Kong, Houston, London, San Diego, Seoul and Toronto.
The Adviser pays Brookfield a fee based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.55% based on assets under management. Brookfield was paid approximately $538,000, $726,000, and $[ ] in sub-advisory fees for the fiscal years ended March 31, 2018, March 31, 2019, and March 31, 2020, respectively.
Lazard
The Adviser has engaged Lazard Asset Management, LLC (“Lazard”), a registered adviser under the Advisers Act, to act as an independent sub-adviser to the Fund. Lazard has been managing multi-asset portfolios since 2007 and is a wholly-owned, indirect subsidiary of Lazard Ltd., a public company listed on the NYSE. Lazard is located at 30 Rockefeller Plaza, New York, NY 10112.
The Adviser pays Lazard a fee based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.40% down to 0.30% based on assets under management. For the fiscal
15

year ended March 31, 2018, Lazard did not earn any fees. For the fiscal years ended March 31, 2019 and March 31, 2020, Lazard was paid approximately $27,085 and $[ ], respectively, in sub-advisory fees.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[To be updated by amendment]
[ ], serves as the independent registered public accounting firm of the Fund. [ ] provides audit services, tax assistance and consultation in connection with the review of SEC and IRS filings.
CUSTODIAN
The Bank of New York Mellon (the “Custodian”) serves as the primary custodian of the assets of the Fund, and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board. The Custodian’s principal business address is 4400 Computer Drive, Westborough, MA 01581.
LEGAL COUNSEL
Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199, acts as legal counsel to the Fund.
PORTFOLIO MANAGERS
The following tables identify, as of March 31, 2020 (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the Fund’s portfolio managers (collectively, “Other Accounts”; (ii) the total assets of such Other Accounts; and (iii) the number and total assets of Other Accounts with respect to which the management fee charged is based on performance.
Versus Capital Advisors LLC
	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Casey Frazier, CFA	1	$2.97 billion	4	$1.4 million	0	N/A
William Fuhs	1	$2.97 billion	4	$1.4 million	0	N/A
Dave Truex, CFA	1	$2.97 billion	4	$1.4 million	0	N/A
Performance Fee Based Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Casey Frazier, CFA	0	N/A	0	N/A	0	N/A
William Fuhs	0	N/A	0	N/A	0	N/A
Dave Truex, CFA	0	N/A	0	N/A	0	N/A
Conflicts of Interest
In addition to the Fund, the Adviser provides investment advisory services to the Versus Capital Multi-Manager Real Estate Income Fund LLC, a continuously offered registered closed-end management investment company that has elected to be treated as an interval fund, as well as four charitable pooled income funds, as defined under section 642(c)(5) of the Code. [Given the significant differences in the investment objectives of the other accounts managed by the portfolio managers, it is not anticipated that holdings will overlap. As a result, the Adviser does not believe that it has any conflicts of interest in allocating investment opportunities to the Fund. However, the Adviser has policies and procedures designed to allocate investment opportunities among the funds and accounts that it manages on a fair and equitable basis over time. See “Conflicts of Interest – The Adviser, the Sub-Advisers, and the Private Fund Managers” below for an additional discussion of the Adviser’s conflicts of interest.]
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Compensation
A team approach is used by the Adviser to manage the Fund. The Investment Committee of the Adviser is chaired by Casey Frazier, and includes William Fuhs and David Truex. Mr. Frazier and Mr. Fuhs are founding members of the Adviser and are paid a base salary and a share of the profits, if any, earned in their ownership of the Adviser. Mr. Truex is paid a base salary and a discretionary bonus.
Ownership of Securities
The following table discloses the dollar range of equity securities beneficially owned by the portfolio managers of the Fund. The information is as of March 31, 2020.
Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
William R. Fuhs, Jr.	$500,001-$1,000,000
Casey Frazier	$100,001-$500,000
David Truex	$10,001 - $50,000
Brookfield Public Securities Group LLC (“Brookfield”)
As of March 31, 2020, in addition to the Fund, Brookfield’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:
	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets of Other Pooled Investment Vehicles	Number	Total Assets of Other Accounts
Larry Antonatos	4	$1.295 billion	6	$599 million	1	$85 million
Performance Fee Based Fee Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Larry Antonatos	0	N/A	2	$186 million	0	N/A
Conflicts of Interest
In the course of our normal business, Brookfield may encounter situations where Brookfield faces a conflict of interest or could be perceived to be in a conflict of interest situation. A conflict of interest occurs whenever the interests of Brookfield or its personnel diverge from those of a client or when Brookfield or its personnel have obligations to more than one party whose interests are different. In order to preserve its reputation and comply with applicable legal and regulatory requirements, Brookfield believes managing perceived conflicts is as important as managing actual conflicts.
A list of potential conflicts can be found in the Brookfield Public Securities Group LLC’s Form ADV, Part 2A, which can be found at https://www.adviserinfo.sec.gov/Firm/110497.
Compensation
Brookfield incentivizes its professionals by providing competitive compensation packages designed to strategically align employee, client and firm interests. Compensation packages typically include an attractive and appropriate balance of base salary and cash bonus; investment personnel also receive incentive-oriented compensation tied to client-generated performance fees for certain strategies.
Specifically, investment team member compensation is assessed over an appropriate time horizon (up to three years) and is based on an employee’s investment decisions relative to the performance of his or her respective area of sector/geographical coverage, in addition to the team’s performance relative to the benchmark and on an absolute basis. Team members are incentivized by an annual discretionary bonus, which is largely derived from their long-only product investment decisions. Investment team members share in an additional bonus pool to the extent that the team generates incentive fees in certain strategies.
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To aid in retention, portfolio managers, senior analysts and other key personnel receive a portion of their bonus in the form of deferred compensation through Brookfield’s Long-Term Incentive Plan (“LTIP”). LTIP compensation is invested in PSG’s funds with a multi-year vesting schedule.
LTIP deferred compensation amounts are approved annually by Brookfield’s Board of Directors. To securely align Brookfield professionals’ interests with those of its clients, the primary factor influencing compensation amount is achievement of client objectives. Relative performance of all strategies and clients is also taken under serious consideration.
Ownership of Securities
As of March 31, 2020, Brookfield’s portfolio manager did not beneficially own any shares of the Fund.
Lazard Asset Management (“Lazard”)
As of March 31, 2020, in addition to the Fund, Lazard’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:
	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
Portfolio Manager	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets of Other Pooled Investment Vehicles	Number	Total Assets of Other Accounts
Jai Jacob	6	$4.53 billion	6	$647 million	15	$1.19 billion
Terence Brennan	1	$4.6 million	1	$0.8 million	0	$0
Performance Fee-Based Accounts
(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Jai Jacob	0	N/A	0	N/A	0	N/A
Terence Brennan	0	N/A	0	N/A	0	N/A
Conflicts of Interest
Although the potential for conflicts of interest exists when an investment adviser and portfolio managers manage other accounts that invest in securities in which the Fund may invest or that may pursue a strategy similar to the Fund’s investment strategies implemented by Lazard (collectively, “Similar Accounts”), Lazard has procedures in place that are designed to ensure that all accounts are treated fairly and that the Fund is not disadvantaged, including procedures regarding trade allocations and “conflicting trades” (e.g., long and short positions in the same or similar securities). In addition, the Fund is subject to different regulations than certain of the Similar Accounts, and, consequently, may not be permitted to engage in all the investment techniques or transactions, or to engage in such techniques or transactions to the same degree, as the Similar Accounts.
Potential conflicts of interest may arise because of Lazard’s management of the Fund and Similar Accounts, including the following:
Similar Accounts may have investment objectives, strategies and risks that differ from those of the Fund. In addition, the Fund may be subject to different regulations than certain of the Similar Accounts and, consequently, may not be permitted to invest in the same securities, exercise rights to exchange or convert securities or engage in all the investment techniques or transactions, or to invest, exercise or engage to the same degree, as the Similar Accounts. For these or other reasons, the portfolio managers may purchase different securities for the Fund and the corresponding Similar Accounts, and the performance of securities purchased for the Fund may vary from the performance of securities purchased for Similar Accounts, perhaps materially.
Conflicts of interest may arise with both the aggregation and allocation of securities transactions and allocation of limited investment opportunities. Lazard may be perceived as causing accounts it manages to participate in an offering to increase Lazard’s overall allocation of securities in that offering, or to increase Lazard’s ability to participate in future offerings by the same underwriter or issuer. Allocations of bunched trades, particularly trade orders that were only partially filled due to limited availability, and allocation of investment opportunities generally, could raise a potential conflict of interest, as Lazard may have an incentive to allocate securities that are expected
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to increase in value to preferred accounts. Initial public offerings, in particular, are frequently of very limited availability. A potential conflict of interest may be perceived to arise if transactions in one account closely follow related transactions in a different account, such as when a purchase increases the value of securities previously purchased by the other account, or when a sale in one account lowers the sale price received in a sale by a second account.
Portfolio managers may be perceived to have a conflict of interest because of the large number of Similar Accounts, in addition to the Fund, that they are managing on behalf of Lazard. Although Lazard does not track each individual portfolio manager’s time dedicated to each account, Lazard periodically reviews each portfolio manager’s overall responsibilities to ensure that he or she is able to allocate the necessary time and resources to effectively manage the Fund. As illustrated in the table above, most of the portfolio managers manage a significant number of Similar Accounts in addition to the Fund.
Generally, Lazard and/or its portfolio managers have investments in Similar Accounts. This could be viewed as creating a potential conflict of interest, since certain of the portfolio managers do not invest in the Fund.
The table above notes the portfolio managers who manage Similar Accounts with respect to which the advisory fee is based on the performance of the account, which could give the portfolio managers and Lazard an incentive to favor such Similar Accounts over the Fund.
Portfolio managers may place transactions on behalf of Similar Accounts that are directly or indirectly contrary to investment decisions made for the Fund, which could have the potential to adversely impact the Fund, depending on market conditions. In addition, if the Fund’s investment in an issuer is at a different level of the issuer’s capital structure than an investment in the issuer by Similar Accounts, in the event of credit deterioration of the issuer, there may be a conflict of interest between the Fund’s and such Similar Accounts’ investments in the issuer. If Lazard sells securities short, including on behalf of a Similar Account, it may be seen as harmful to the performance of the Fund to the extent it invests “long” in the same or similar securities whose market values fall as a result of short-selling activities.
Investment decisions are made independently from those of the Similar Accounts. If, however, such Similar Accounts desire to invest in, or dispose of, the same securities as the Fund, available investments or opportunities for sales will be allocated equitably to each. In some cases, this procedure may adversely affect the size of the position obtained for or disposed of by the Fund or the price paid or received by the Fund.
Under Lazard’s trade allocation procedures applicable to domestic and foreign initial and secondary public offerings and Rule 144A transactions (collectively herein a “Limited Offering”), Lazard will generally allocate Limited Offering shares among client accounts, including the Fund, pro rata based upon the aggregate asset size (excluding leverage) of the account. Lazard may also allocate Limited Offering shares on a random basis, as selected electronically, or other basis. It is often difficult for the Adviser to obtain a sufficient number of Limited Offering shares to provide a full allocation to each account. Lazard’s allocation procedures are designed to allocate Limited Offering securities in a fair and equitable manner.
Compensation
Lazard compensates portfolio managers by a competitive salary and bonus structure, which is determined both quantitatively and qualitatively. Salary and bonus are paid in cash, stock and restricted interests in funds managed by Lazard or its affiliates. Portfolio managers are compensated on the performance of the aggregate group of portfolios managed by the teams of which they are a member rather than for a specific fund or account. Various factors are considered in the determination of a portfolio manager’s compensation. All of the portfolios managed by a portfolio manager are comprehensively evaluated to determine his or her positive and consistent performance contribution over time. Further factors include the amount of assets in the portfolios as well as qualitative aspects that reinforce Lazard’s investment philosophy.
Total compensation is generally not fixed, but rather is based on the following factors: (i) leadership, teamwork and commitment, (ii) maintenance of current knowledge and opinions on companies owned in the portfolio; (iii) generation and development of new investment ideas, including the quality of security analysis and identification of appreciation catalysts; (iv) ability and willingness to develop and share ideas on a team basis; and (v) the performance results of the portfolios managed by the investment teams of which the portfolio manager is a member.
Variable bonus is based on the portfolio manager’s quantitative performance as measured by his or her ability to make investment decisions that contribute to the pre-tax absolute and relative returns of the accounts managed by
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the teams of which the portfolio manager is a member, by comparison of each account to a predetermined benchmark, generally as set forth in the Prospectus or other governing document, over the current fiscal year and the longer-term performance of such account, as well as performance of the account relative to peers. The portfolio manager’s bonus also can be influenced by subjective measurement of the manager’s ability to help others make investment decisions. A portion of a portfolio manager’s variable bonus is awarded under a deferred compensation arrangement pursuant to which the portfolio manager may allocate certain amounts awarded among certain Portfolios, in shares that vest in two to three years. Certain portfolio managers’ bonus compensation may be tied to a fixed percentage of revenue or assets generated by the accounts managed by such portfolio management teams.
Ownership of Securities
As of March 31, 2020, Lazard’s portfolio manager did not beneficially own any shares of the Fund.
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REPURCHASES AND TRANSFERS OF SHARES
Involuntary Repurchases
Subject to limitations in the LLC Agreement, the Investment Company Act and the rules thereunder, the Fund’s Board may cause a mandatory repurchase by the Fund of a shareholder’s Shares if (i) such Shares have been transferred in violation of the Fund’s LLC Agreement, or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder; (ii) ownership of Shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction; (iii) continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences; (iv) such shareholder owns Shares having an aggregate NAV less than an amount determined from time to time by the Board; (v) any of the representations and warranties made by a shareholder in connection with the acquisition of Shares thereof was not true when made or has ceased to be true; or (vi) it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such Shares.
Transfers of Shares
No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion. Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion. The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of Shares.
Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.
CODE OF ETHICS
The Fund and the Adviser have each adopted a Joint Code of Ethics, and each Sub-Adviser has adopted a code of ethics, pursuant to Rule 17j-1 under the Investment Company Act, that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund. Foreside Funds Distributors LLC, acting as Distributor, is exempt from Rule 17j-1. These codes of ethics are available on the Electronic Data-Gathering, Analysis, and Retrieval system (EDGAR) on the SEC’s website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov.
PROXY VOTING POLICIES AND PROCEDURES
The Fund invests in Private Funds which have investors other than the Fund. The Fund may invest some of its assets in non-voting securities of Private Funds.
The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures. For assets sub-advised by Sub-Advisers, the Adviser has delegated its authority to vote proxies to those Sub-Advisers. The proxy voting policies and procedures of the Sub-Advisers are set forth on Appendix A to this SAI. Private Funds typically do not submit matters to investors for vote; however, if a Private Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Private Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):
•	In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the Fund.
•
The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder value.

•	The Adviser, absent a particular reason to the contrary, generally will vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.
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The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients. The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:
•
The Adviser’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Adviser’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of certain designated persons.

•
Such designated persons work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material. A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy. All materiality determinations will be based on an assessment of the particular facts and circumstances. The Adviser shall maintain a written record of all materiality determinations.

•	If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.
•
If it is determined that a conflict of interest is material, the Adviser may seek legal assistance from appropriate counsel for the Adviser to determine a method to resolve such conflict of interest before voting proxies affected by the conflict of interest. Such methods may include:

○	disclosing the conflict to the Board and obtaining the consent of the Board before voting;
○	engaging another party on behalf of the Fund to vote the proxy on its behalf;
○	engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
○	such other method as is deemed appropriate under the circumstances given the nature of the conflict.
The Adviser shall maintain a written record of the method used to resolve a material conflict of interest. Information regarding how the Adviser and Sub-Advisers voted the Fund’s proxies related to the Fund’s portfolio holdings during the most recent 12-month period is available without charge, upon request, by calling (877) 200-1878 and is available on the SEC’s website at http://www.sec.gov.
CONFLICTS OF INTEREST
The Adviser, the Sub-Advisers, and the Private Fund Managers
The Adviser, the Sub-Advisers, and the managers of the Private Funds (collectively referred to herein as “Managers”) and their respective affiliates are actively engaged in transactions and in rendering discretionary or non-discretionary investment advice on behalf of the Fund, the Private Funds, and other registered investment companies, private investment funds, and individual accounts (collectively, “Adviser Clients”). Each Manager will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund and other Adviser Clients at a particular time. Because these considerations may differ, the investment activities of the Fund, on the one hand, and other Adviser Clients, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Fund may differ from those of the other Adviser Clients.
Other Adviser Clients may have investment objectives and strategies that are similar to those of the Fund and may involve the same types of investments as the Fund and/or the Private Funds. As a result, a Manager’s other Adviser Clients may compete with the Fund and/or the Private Funds for appropriate investment opportunities and conflicts of interest may arise with respect to the allocation of the investment opportunities, particularly with respect to capacity constrained opportunities. It is the policy of each of the Adviser and Sub-Advisers, to the extent possible, to allocate investment opportunities to the Fund over a period of time on a fair and equitable basis relative to other Adviser Clients. Investment decisions for the Fund are made independently from those of other Adviser Clients. Neither the Adviser nor any Sub-Adviser has any obligation to invest on behalf of the Fund in any investment opportunity that the Adviser or Sub-Adviser invests in on behalf of other Adviser Clients if, in its opinion, such investment appears to be unsuitable, impractical, or undesirable for the Fund. Conversely, certain portfolio strategies
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of the Managers and/or their respective affiliates used for other Adviser Clients could conflict with the strategies employed by the Managers in managing the Fund or the Private Funds, as applicable, particularly where a Manager has limited the capacity for a particular strategy or the number of accounts it will manage. As a result, the Fund may invest in a manner opposite to that of a Manager’s other Adviser Clients — i.e. the Fund buying an investment when other Adviser Clients are selling, and vice-versa. The Managers and/or their respective affiliates may give advice or take action with respect to any of their Adviser Clients that may differ in the nature or timing of any advice or action taken with respect to the Fund or the Private Funds. The Adviser may have relationships with certain Managers described herein for certain of its other Adviser Clients and the Adviser will have discretion in determining the Fund’s level of participation with such Managers. In some cases, such relationships for other Adviser Clients may be on terms different than, and sometimes more favorable than, the terms for the Fund. The Adviser, the Managers, and/or their respective affiliates may have investments or other business relationships with each other or with the Private Funds, including acting as broker, prime broker, lender, counterparty, shareholder or financial adviser. These other relationships could be more valuable than the Adviser’s or Manager’s relationships with the Fund, either due to compensation arrangements or otherwise. In addition, the Adviser, the Sub-Advisers and/or their respective affiliates may receive research products and services in connection with the brokerage services that the Adviser, the Sub-Advisers, and/or their respective affiliates may provide from time to time. For these reasons, the Managers may have financial incentives to favor certain Adviser Clients over the Fund may be conflicted in providing services to the Fund relative to its other Adviser Clients, and the Adviser will face a conflict in evaluating such Managers. Due to the prohibitions contained in the Investment Company Act regarding certain transactions between a registered investment company and its affiliated persons, or affiliated persons of those affiliated persons, the Fund may not be able to invest in Private Funds and other Adviser Clients managed by certain Managers, even if the investment would be appropriate for the Fund.
The Adviser and the Sub-Advisers may have an incentive to favor certain accounts over the Fund to the extent they have proprietary investments in those accounts or receive greater compensation for managing them than they do for managing the Fund. The proprietary activities or portfolio strategies of the Adviser, the Sub-Advisers and their respective affiliates, and the activities or strategies used for accounts managed by the Adviser, the Sub-Advisers, and/or their respective affiliates for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by the Fund, and could affect the prices and availability of the securities and instruments in which the Fund invests. Issuers of securities held by the Fund or a Private Fund may have publicly or privately traded securities in which the Adviser, the Managers, and/or their respective affiliates are investors or market makers. The trading activities of the Adviser, the Managers and their respective affiliates generally are carried out without reference to positions held directly or indirectly by the Fund or the Private Funds and may have an effect on the value of the positions so held. Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund. The Sub-Advisers may give advice and recommend securities to, or buy or sell securities for the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund. The managers of the Private Funds may have conflicts of interest with respect to the Private Funds that are similar to the conflicts of interest that the Sub-Advisers have with the Fund, which therefore indirectly impact the Fund.
The Distributor and Intermediaries
Foreside Funds Distributors LLC serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and “principal underwriter,” within the meaning of the Investment Company Act, and facilitates the distribution of the Shares. The Fund, the Adviser and/or the Distributor may authorize one or more financial intermediaries, including certain brokers or dealers who sell Shares (each an “Intermediary” and, collectively , the “Intermediaries”) to receive orders on behalf of the Fund. Additionally, the Adviser has entered into servicing agreements to compensate the Intermediaries and certain other financial industry professionals providing ongoing services in respect of clients to whom they have distributed Shares of the Fund. Such compensation to the Intermediaries is paid by the Adviser out of the Adviser’s own resources and is not an expense of the Fund or Fund shareholders. These payments may create a conflict of interest for the Intermediaries by providing an incentive to recommend the Fund’s Shares over other potential investments that may also be appropriate for the clients of such Intermediaries. Such professionals and Intermediaries may provide varying investment products, programs, platforms and accounts through which investors may purchase or participate in a repurchase of Shares of the Fund. Platform fees, administration fees, shareholder services fees and sub-transfer agent fees paid to Intermediaries are not paid by the Fund.
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Any Intermediaries or their respective affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the Managers or their affiliates, including the Private Funds, and receive compensation for providing these services.
TAX ASPECTS
The following discussion of U.S. federal income tax consequences of investment in Shares of the Fund is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, and other applicable authority, as of the date of this SAI. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. The following discussion is only a summary of some of the important U.S. federal income tax considerations generally applicable to investments in Shares of the Fund. This summary does not purport to be a complete description of the U.S. federal income tax considerations applicable to an investment in Shares of the Fund. There may be other tax considerations applicable to particular shareholders. For example, except as otherwise specifically noted herein, this summary has not described certain tax considerations that may be relevant to certain types of persons subject to special treatment under the U.S. federal income tax laws, including shareholders subject to the U.S. federal alternative minimum tax, insurance companies, tax exempt organizations, pension plans and trusts, regulated investment companies, dealers in securities, shareholders holding Shares through tax-advantaged accounts (such as 401(k) plans or individual retirement accounts), financial institutions, shareholders holding Shares as part of a hedge, straddle, or conversion transaction, entities that are not organized under the laws of the United States or a political subdivision thereof, and persons who are neither citizens nor residents of the United States. This summary assumes that investors hold Shares as capital assets (within the meaning of the Code). Shareholders should consult their own tax advisors regarding their particular situation and the possible application of U.S. federal, state, local, non-U.S. or other tax laws, and any proposed tax law changes.
Taxation of the Fund
The Fund has elected and intends to qualify and be eligible to be treated each year as a regulated investment company under Subchapter M of the Code. In order to qualify for the special tax treatment accorded regulated investment companies and their shareholders, the Fund must, among other things : (a) derive at least 90% of its gross income for each taxable year from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year, (i) at least 50% of the value of the Fund’s total assets consists of cash and cash items, U.S. government securities, securities of other regulated investment companies, and other securities limited in respect of any one issuer to a value not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, (x) in the securities (other than those of the U.S. government or other regulated investment companies) of any one issuer or of two or more issuers that the Fund controls and that are engaged in the same, similar, or related trades or businesses, or (y) in the securities of one or more qualified publicly traded partnerships (as defined below); and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and any net tax exempt interest income for such year.
In general, for purposes of the 90% gross income requirement described in paragraph (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership that would be qualifying income if realized directly by the regulated investment company. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to regulated investment companies, such rules do apply to a regulated investment company with respect to items attributable to an interest in a qualified publicly traded partnership.
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For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above.
If the Fund qualifies as a regulated investment company that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on income or gains distributed in a timely manner to shareholders in the form of dividends (including Capital Gain Dividends, as defined below). If the Fund were to fail to meet the income, diversification, or distribution tests described above, the Fund could in some cases cure such failure, including by paying a Fund-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or were otherwise to fail to qualify as a regulated investment company accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax exempt income and net long-term capital gains, would be taxable to Shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, that the shareholder meets certain holding period and other requirements in respect of the Fund’s Shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a regulated investment company that is accorded special tax treatment.
The Fund intends to distribute to its shareholders, at least annually, all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax exempt income (if any) and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). Any taxable income including any net capital gain retained by the Fund will be subject to tax at the Fund level at regular corporate rates. In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, (i) be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount, and (ii) be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of Shares owned by a shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance that the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund may carry net capital losses from any taxable year forward to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains. The Fund may carry net capital losses forward to one or more subsequent taxable years without expiration. The Fund must apply such carryforwards first against gains of the same character.
In determining its net capital gain, including in connection with determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a regulated investment company generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
If the Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income recognized for the one-year period ending on
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October 31 of such year (or November 30 or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts. For purposes of the required excise tax distribution, a regulated investment company’s ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 (or November 30 of that year if the regulated investment company makes the election described above) generally are treated as arising on January 1 of the following calendar year; in the case of a regulated investment company with a December 31 year end that makes the election described above, no such gains or losses will be so treated. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year. The Fund intends generally to make distributions sufficient to avoid imposition of the 4% excise tax, although there can be no assurance that it will be able to or will do so.
Fund Distributions
The Fund intends to distribute dividends to Shareholders quarterly. All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in additional Shares), pursuant to the Fund’s Dividend Reinvestment Policy. A shareholder whose distributions are so reinvested in Shares will be treated for U.S. federal income tax purposes as having received an amount in distribution equal to the fair market value of the Shares issued to the shareholder, which amount will also be equal to the net asset value of such shares. For U.S. federal income tax purposes, all distributions are generally taxable in the manner described herein, whether a shareholder takes them in cash or they are reinvested pursuant to the Dividend Reinvestment Policy in additional shares of the Fund.
Fund distributions generally will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. See the discussion below regarding distributions declared in October, November or December for further information. Distributions received by tax exempt shareholders generally will not be subject to U.S. federal income tax to the extent permitted under applicable tax law.
For U.S. federal income tax purposes, distributions of investment income other than exempt-interest dividends (described below) are generally taxable as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated the gains, rather than how long a shareholder has owned his or her Shares. In general, the Fund will recognize long-term capital gain or loss on investments it has owned (or is deemed to have owned) for more than one year, and short-term capital gain or loss on investments it has owned (or is deemed to have owned) for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss in respect of such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends “Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains includible in net capital gain and taxed to individuals at reduced rates relative to ordinary income. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to net capital gain, provided holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be derived from qualified dividend income.
In general, dividends of net investment income received by corporate shareholders of the Fund will qualify for the dividends-received deduction generally available to corporations only to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year if certain holding period and other requirements are met at both the shareholder and Fund levels. The Fund does not expect a significant portion of distributions to be eligible for the dividends-received deduction.
Any distribution of income that is attributable to (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to non-corporate shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.
The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net
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investment income” generally includes, among other things, (i) distributions paid by the Fund of net investment income (other than exempt-interest dividends, described below) and capital gains as described above, and (ii) any net gain from the sale, exchange or other taxable disposition of Fund shares. Shareholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the Fund.
If, in and with respect to any taxable year, the Fund makes a distribution in excess of its current and accumulated “earnings and profits,” the excess distribution will be treated as a return of capital to the extent of a shareholder’s tax basis in his or her Shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s basis in his or her shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of such shares.
Pursuant to proposed regulations on which the Fund may rely, distributions by the Fund to its shareholders that the Fund properly reports as “section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified real estate investment trust (“REIT”) dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a “section 199A dividend” is any dividend or portion thereof that is attributable to certain dividends received by a regulated investment company (“RIC”) from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as section 199A dividends as are eligible, but is not required to do so.
A distribution by the Fund will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
Dividends and distributions on Shares are generally subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such dividends and distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of Shares purchased at a time when the Fund’s net asset value reflects unrealized gains or income or gains that are realized but not yet distributed. Such realized income and gains may be required to be distributed even when the Fund’s net asset value also reflects unrealized losses.
Sales, Exchanges or Repurchases of Shares
The sale, exchange or repurchase of Fund shares may give rise to a gain or loss. In general, any gain or loss realized upon a taxable disposition of Fund shares treated as a sale or exchange for U.S. federal income tax purposes will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, such gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held for six months or less (i) will be treated as long-term, rather than short-term, to the extent of any long-term capital gain distributions received (or deemed received) by the shareholder with respect to the shares and (ii) generally will be disallowed to the extent of any exempt-interest dividends received by the shareholder with respect to the shares. All or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash sale” rule if other substantially identical shares of the Fund are purchased within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.
A repurchase by the Fund of a shareholder’s shares pursuant to a Repurchase Offer (as described in the Prospectus) generally will be treated as a sale or exchange of the shares by a shareholder provided that either (i) the shareholder tenders, and the Fund repurchases, all of such shareholder’s shares, thereby reducing the shareholder’s percentage ownership of the Fund, whether directly or by attribution under Section 318 of the Code, to 0%, (ii) the shareholder meets numerical safe harbors under the Code with respect to percentage voting interest and reduction in ownership of the Fund following completion of the Repurchase Offer, or (iii) the Repurchase Offer otherwise results in a “meaningful reduction” of the shareholder’s ownership percentage interest in the Fund, which determination depends on a particular shareholder’s facts and circumstances.
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If a tendering shareholder’s proportionate ownership of the Fund (determined after applying the ownership attribution rules under Section 318 of the Code) is not reduced to the extent required under the tests described above, such shareholder will be deemed to receive a distribution from the Fund under Section 301 of the Code with respect to the shares held (or deemed held under Section 318 of the Code) by the shareholder after the Repurchase Offer (a “Section 301 distribution”). The amount of this distribution will equal the price paid by the Fund to such shareholder for the shares sold, and will be taxable as a dividend, i.e., as ordinary income, to the extent of the Fund’s current or accumulated earnings and profits allocable to such distribution, with the excess treated as a return of capital reducing the shareholder’s tax basis in the shares held after the Repurchase Offer, and thereafter as capital gain. Any Fund shares held by a shareholder after a Repurchase Offer will be subject to basis adjustments in accordance with the provisions of the Code.
Provided that no tendering shareholder is treated as receiving a Section 301 distribution as a result of selling shares pursuant to a particular Repurchase Offer, shareholders who do not sell shares pursuant to that Repurchase Offer will not realize constructive distributions on their shares as a result of other shareholders selling shares in the Repurchase Offer. In the event that any tendering shareholder is deemed to receive a Section 301 distribution, it is possible that shareholders whose proportionate ownership of the Fund increases as a result of that Repurchase Offer, including shareholders who do not tender any shares, will be deemed to receive a constructive distribution under Section 305(c) of the Code in an amount equal to the increase in their percentage ownership of the Fund as a result of the Repurchase Offer. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it.
Use of the Fund’s cash to repurchase shares may adversely affect the Fund’s ability to satisfy the distribution requirements for treatment as a regulated investment company described above. The Fund may also recognize income in connection with the sale of portfolio securities to fund share purchases, in which case the Fund would take any such income into account in determining whether such distribution requirements have been satisfied.
The foregoing discussion does not address the tax treatment of tendering shareholders who do not hold their shares as a capital asset. Such shareholders should consult their own tax advisors on the specific tax consequences to them of participating or not participating in the Repurchase Offer.
Issuer Deductibility of Interest
A portion of the interest paid or accrued on certain high yield discount obligations owned by the Fund may not, and interest paid on debt obligations, if any, that are considered for tax purposes to be payable in the equity of the issuer or a related party will not be deductible to the issuer. This may affect the cash flow of the issuer. If a portion of the interest paid or accrued on certain high yield discount obligations is not deductible, that portion will be treated as a dividend paid by the issuer for purposes of the corporate dividends received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such accrued interest.
OID, Payment-in-Kind Securities, Market Discount, Preferred Securities and Commodity-Linked Notes
Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount (“OID”). Generally, the amount of the OID is treated as interest income and is included in the Fund’s income and required to be distributed over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. Increases in the principal amount of an inflation-indexed bond will generally be treated as OID.
Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt obligation having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt obligation. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount on such debt obligations in the Fund’s income (as ordinary income) and thus distribute it over the term of the debt obligations, even though payment of that amount is not received until
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a later time, upon partial or full repayment or disposition of the debt obligations. The rate at which the market discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects. The Fund reserves the right to revoke such an election at any time pursuant to applicable IRS procedures. In the case of higher-risk securities, the amount of market discount may be unclear. See “Higher-Risk Securities.”
From time to time, a substantial portion of the Fund’s investments in loans and other debt obligations could be treated as having OID and/or market discount, which, in some cases could be significant. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold.
A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends-received deduction. In such cases, if the issuer of the high yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends-received deduction to the extent attributable to the deemed dividend portion of such OID. Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt obligation, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt obligation. The rate at which OID or acquisition discount accrues, and thus is included in the Fund’s income, will depend upon which of the permitted accrual methods the Fund elects.
Some preferred securities may include provisions that permit the issuer, at its discretion, to defer the payment of distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring the payment of its distributions, the Fund may be required to report income for U.S. federal income tax purposes to the extent of any such deferred distributions even though the Fund has not yet actually received the cash distribution.
In addition, pay-in-kind obligations will, and commodity-linked notes may, give rise to income that is required to be distributed and is taxable even though the Fund receives no interest payment in cash on the security during the year.
If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, the Fund may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or by disposition of portfolio securities, if necessary (including when it is not advantageous to do so). The Fund may realize gains or losses from such dispositions, including short-term capital gains taxable as ordinary income. In the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger capital gain distribution than they might otherwise receive in the absence of such transactions.
Higher-Risk Securities
Any investments in debt obligations that are at risk of or in default may present special tax issues. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a regulated investment company and does not become subject to federal income or excise tax.
Securities Purchased at a Premium
Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity (i.e., at a premium), the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund reduces the current taxable income from the bond by the amortized premium and reduces its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.
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Passive Foreign Investment Companies
If the Fund were to make an equity investment in certain “passive foreign investment companies” (“PFICs”) such investment could subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the PFIC or on proceeds received from the disposition of shares in the PFIC, which tax cannot be eliminated by making distributions to Fund shareholders, unless the Fund elected to treat the PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund would be required to include its share of the company’s income and net capital gains annually, regardless of whether it receives any distribution from the company. The Fund does not expect to invest in PFICs.
Municipal Bonds
The interest on municipal bonds is generally exempt from U.S. federal income tax. The Fund does not expect to invest 50% or more of its assets in municipal bonds on which the interest is exempt from U.S. federal income tax, or in interests in other regulated investment companies. As a result, it does not expect to be eligible to pay “exempt-interest dividends” to its shareholders under the applicable tax rules. As a result, interest on municipal bonds is taxable to shareholders of the Fund when received as a distribution from the Fund. In addition, gains realized by the Fund on the sale or exchange of municipal bonds are taxable to shareholders of the Fund when distributed to shareholders.
Certain Investments in REITs
Any investment by the Fund in equity securities of REITs may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Investments in REIT equity securities also may require the Fund to accrue and to distribute income not yet received. To generate sufficient cash to make the requisite distributions, the Fund may be required to sell securities in its portfolio (including when it is not advantageous to do so) that it otherwise would have continued to hold. Dividends received by the Fund from a REIT generally will not constitute qualified dividend income.
Foreign Currency Transactions
The Fund’s transactions in foreign currencies, foreign currency-denominated debt obligations and certain futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses will generally reduce and potentially require the recharacterization of prior ordinary income distributions and may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.
Forward Contracts
The tax treatment of certain positions entered into by the Fund, including regulated futures contracts and certain foreign currency positions, will be governed by section 1256 of the Code (“section 1256 contracts”). Gains or losses on section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.
Private Funds
The Fund may invest in Private Funds that are classified as partnerships for U.S. federal income tax purposes.
An entity that is properly classified as a partnership, rather than an association or publicly traded partnership taxable as a corporation, is not itself subject to federal income tax. Instead, each partner of the partnership must take into account its distributive share of the partnership’s income, gains, losses, deductions and credits (including all such items allocable to that partnership from investments in other partnerships) for each taxable year of the partnership
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ending with or within the partner’s taxable year, without regard to whether such partner has received or will receive corresponding cash distributions from the partnership. As such, the Fund may be required to recognize items of taxable income and gain prior to the time that the Fund receives corresponding cash distributions from the Private Fund. In such case, the Fund might have to borrow money or dispose of investments, including interests in other Private Funds, including when it is disadvantageous to do so, in order to make the distributions required in order to maintain its status as a RIC and to avoid the imposition of a federal income or excise tax.
In addition, the character of a partner’s distributive share of items of partnership income, gain and loss generally will be determined as if the partner had realized such items directly. Private Funds classified as partnerships for federal income tax purposes may therefore generate income allocable to the Fund that is not qualifying income for purposes of the 90% gross income test described above. In order to meet the 90% gross income test, the Fund may structure its investments in a way potentially increasing the taxes imposed thereon or in respect thereof.
Because the Fund may not have timely or complete information concerning the amount and sources of such an Private Fund’s income until such income has been earned by the Private Fund or until a substantial amount of time thereafter, it may be difficult for the Fund to satisfy the 90% gross income test.
Furthermore, it may not always be clear how the asset diversification rules for RIC qualification will apply to the Fund’s investments in Private Funds that are classified as partnerships for federal income tax purposes. In the event that the Fund believes that it is possible that it will fail the asset diversification requirement at the end of any quarter of a taxable year, it may seek to take certain actions to avert such failure, including by acquiring additional investments to come into compliance with the asset diversification test or by disposing of non-diversified assets. Although the Code affords the Fund the opportunity, in certain circumstances, to cure a failure to meet the asset diversification test, including by disposing of non-diversified assets within six months, there may be constraints on the Fund’s ability to dispose of its interest in an Private Fund that limit utilization of this cure period.
As a result of the considerations described in the preceding paragraphs, the Fund’s intention to qualify and be eligible for treatment as RICs can limit their ability to acquire or continue to hold positions in Private Funds that would otherwise be consistent with their investment strategy or can require them to engage in transactions in which they would otherwise not engage, resulting in additional transaction costs and reducing the Fund’s return to shareholders.
Unless otherwise indicated, references in this discussion to the Fund’s investments, activities, income, gain, and loss include, as applicable, the investments, activities, income, gain, and loss attributable to the Fund as result of the Fund’s investment in any Private Fund or other entity that is properly classified as a partnership or disregarded entity for U.S. federal income tax purposes (and not an association or publicly traded partnership taxable as a corporation).
Investments in Other RICs
The Fund’s investment in shares of other mutual funds, ETFs or other companies that qualify as RICs (each, an “underlying RIC”), can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the underlying RIC, rather than in shares of the underlying RIC. Further, the amount or timing of distributions from the Fund qualifying for treatment as a particular character (e.g., long-term capital gain, exempt interest, eligible for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the underlying RIC.
Derivatives, Hedging, and Other Transactions
In addition to the special rules described above in respect of futures transactions, the Fund’s transactions in other derivatives instruments (e.g., forward contracts), as well as any of its hedging transactions, may be subject to one or more special tax rules. These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could, therefore, affect the amount, timing and/or character of distributions to shareholders. Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a regulated investment company and avoid a fund-level tax.
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Book-Tax Differences
Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund’s transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax exempt income (if any), the Fund could be required to make distributions exceeding book income to qualify as a regulated investment company that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax exempt income (if any), the distribution (if any) of such excess generally will be treated as (i) a dividend to the extent of the Fund’s remaining earnings and profits, (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares, and (iii) thereafter as gain from the sale or exchange of a capital asset.
Mortgage-Related Securities
The Fund may invest directly or indirectly in real estate mortgage investment conduits (“REMICs”) (including by investing in residual interests in CMOs with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income allocated to the Fund from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP—referred to in the Code as an “excess inclusion”—will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a regulated investment company, such as the Fund, will be allocated to shareholders of the regulated investment company in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, the Fund may not be a suitable investment for charitable remainder trusts (“CRTs”), as noted below.
In general, excess inclusion income allocated to shareholders (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions), (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an individual retirement account, a 401(k) plan, a Keogh plan or other tax exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income and otherwise might not be required to file a U.S. federal income tax return, to file such a tax return and pay tax on such income, and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.
Foreign (Non-U.S.) Taxation
Income, proceeds and gains received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries, which will reduce the return on those investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.
The Fund does not expect that shareholders will be entitled to claim a credit or deduction for U.S. federal income tax purposes with respect to foreign taxes paid by the Fund; in that case the foreign tax will nonetheless reduce the Fund’s taxable income. Even if the Fund were eligible to and did elect to pass through to its shareholders foreign tax credits or deductions, tax-exempt shareholders and those who invest in the Fund through tax-advantaged accounts such as IRAs would not benefit from any such tax credit or deduction.
Tax Exempt Shareholders
Income of a regulated investment company that would be UBTI if earned directly by a tax exempt entity will not generally be attributed as UBTI to a tax exempt shareholder of the regulated investment company. Notwithstanding this “blocking” effect, a tax exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax exempt shareholder within the meaning of Code Section 514(b). A tax exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).
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In addition, special tax consequences apply to CRTs that invest in regulated investment companies that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, if a CRT, as defined in Section 664 of the Code, realizes any UBTI for a taxable year, a 100% excise tax is imposed on such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI solely as a result of investing in a regulated investment company that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in a regulated investment company that recognizes “excess inclusion income,” then the regulated investment company will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund. CRTs and other tax exempt shareholders are urged to consult their tax advisors concerning the consequences of investing in the Fund.
Non-U.S. Shareholders
Distributions by the Fund to shareholders that are not “United States persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as (1) Capital Gain Dividends, (2) short-term capital gain dividends, or (3) interest-related dividends, each as defined and subject to certain conditions described below generally are not subject to withholding of U.S. federal income tax.
In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests as described below. If the Fund invests in a regulated investment company that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a United States person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation.
The Fund is permitted to report such part of its dividends as interest-related or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.Foreign shareholders should contact their intermediaries regarding the application of withholding rules to their accounts.
Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends, and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate).
A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States, (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating
33

183 days or more during the year of the sale and certain other conditions are met, or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder’s sale of shares of the Fund (as described below).
Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisors.
Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition thereof. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs are generally defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A regulated investment company that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and regulated investment companies that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in regulated investment companies generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.
If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a greater-than-5% foreign shareholder or any foreign shareholder if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file a U.S. tax return and pay any additional taxes due in connection with the redemption.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to (i) distributions received by the Fund from a lower-tier regulated investment company or REIT that the Fund is required to treat as USRPI gain in its hands, or (ii) gains realized by the Fund on the disposition of USRPIs would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders, and would be subject to U.S. withholding tax. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.
Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.
Foreign shareholders also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.In order for a foreign shareholder to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisors in this regard.
Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.
A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.
34

A beneficial holder of shares who is a non-U.S. person may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal tax on income referred to above.
Backup Withholding
The Fund is generally required to withhold and remit to the U.S. Treasury a percentage of taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Other Reporting and Withholding Requirements
Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., short-term capital gain dividends and interest-related dividends).
Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s foreign financial accounts, if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (FBAR). Shareholders should consult a tax advisor, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.
Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.
Shares Purchased Through Tax-Qualified Plans
Special tax rules apply to investments through defined contribution plans and other tax-qualified plans. Shareholders should consult their tax advisers to determine the suitability of shares of the Fund as an investment through such plans and the precise effect of an investment on their particular tax situation.
BROKERAGE
Each Sub-Adviser is directly responsible for the execution of its portfolio investment transactions and the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.
In executing transactions, each Sub-Adviser will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm,
35

and in the case of transactions effected by the Sub-Adviser with unaffiliated brokers, the firm’s risk in positioning a block of securities. Although each Sub-Adviser generally will seek reasonably competitive commission rates, a Sub-Adviser will not necessarily pay the lowest commission available on each transaction. The Sub-Advisers will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.
Following the principle of seeking best execution, a Sub-Adviser may place brokerage business on behalf of the Fund with brokers that provide the Sub-Adviser and its affiliates with supplemental research, market and statistical information (“soft dollars”), including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Sub-Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Sub-Adviser or its affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Sub-Adviser in connection with the Fund. Conversely, the information provided to the Sub-Adviser by brokers and dealers through which other clients of the Sub-Adviser and its affiliates effect securities transactions may be useful to the Sub-Adviser in providing services to the Fund.
Each Sub-Adviser may execute portfolio brokerage transactions through its affiliates and affiliates of the Fund or the Fund’s advisers, in each case subject to compliance with the Investment Company Act.
The table below sets forth information concerning the payment of commissions (which do not include dealer “spreads” (markups or markdowns) on principal trades) by the Fund’s sub-advisers, including the amount of such commissions paid to affiliates (if any) for the indicated fiscal years:
Total Brokerage Commissions Paid*	2020	2019	2018
Portion of the Fund managed by Brookfield	$675,069	$408,280	$226,746
Portion of the Fund managed by Lazard	$ 60,009	$ 29,969	N/A
*	Fiscal year ending 3/31
Brokerage Commissions Paid to Any Broker Affiliated with the Sub-Adviser*	2020	% of aggregate commission paid to affiliated broker in 2020	2019	2018
Portion of the Fund managed by Brookfield	$0	0%	$0	$0
Portion of the Fund managed by Lazard	$0	0%	$0	$0
*	Fiscal year ending 3/31
Brokerage Commissions
Brookfield
In evaluating the best execution of client transactions, Brookfield will consider the full range and quality of a broker’s services, taking into account all relevant factors. Although it is not possible to create a definitive list of factors to guide this determination, Brookfield may consider some or all of the following: price of security; commission rate; execution capability, including execution speed and reliability; trading expertise and knowledge of the other side of the trade; financial responsibility; responsiveness; reputation and integrity; capital commitment; value of research or brokerage services or products provided; access to underwritten and secondary market offerings; confidentiality; reliability in keeping records; fairness in resolving disputes; market depth and available liquidity; recent order flow; timing and size of an order; and current market conditions.
In selecting broker-dealers to execute client transactions, Brookfield will bear in mind that no factor is necessarily determinative and that seeking to obtain best execution for all client trades must take precedence over all other considerations.
Brookfield pays for some services with soft dollars however it generally limits its participation in these arrangements annually to an amount that, in its judgment, ensures best execution of client transactions. It is their policy to use all soft dollar credits generated by brokerage commissions attributable to client accounts in a manner
36

consistent with the “safe harbor” established by Section 28(e) of the Securities Exchange Act. During the Fund’s Fiscal year ending March 31, 2020, the Fund traded approximately $247,603,343 through brokers where it has a soft dollar relationship. The Fund paid approximately $257,512 in commissions to these brokers.
Lazard
Consistent with the requirements of best execution, brokerage commissions on the Fund’s transactions may be paid to brokers in recognition of investment research and information furnished as well as for brokerage and execution services provided by such brokers. Lazard may in its discretion cause accounts to pay such broker-dealers a commission for effecting a portfolio transaction in excess of the amount of commission another broker or dealer adequately qualified to effect such transaction would have charged for effecting that transaction. This may be done where Lazard has determined in good faith that such commission is reasonable in relation to the value of the brokerage and/or research to that particular transaction or to Lazard’s overall responsibilities with respect to the accounts as to which it exercises investment discretion.
Lazard receives a wide range of research (including proprietary research) and brokerage services from brokers. These services include information on the economy, industries, groups of securities, and individual companies; statistical information; technical market action, pricing and appraisal services; portfolio management computer services (including trading and settlement systems); risk management analysis; and performance analysis. Broker-dealers may also supply market quotations to the Fund’s custodian for valuation purposes.
Any research received in respect of the Fund’s brokerage commission may be useful to the Fund, but also may be useful in the management of the account of another client of Lazard. Similarly, the research received for the commissions of such other client may be useful for the Fund. During the Fund’s Fiscal year ending March 31, 2020, the Fund traded approximately $20,925,809 through brokers where it has a soft dollar relationship. The Fund paid approximately $20,259 in commissions to these brokers.
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FINANCIAL STATEMENTS
[The Fund’s audited financial statements appearing in the Fund’s [Annual Report] on Form N-CSR for the fiscal year ended [ ] are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the reports of [ ], independent registered public accounting firm for the Fund, whose report is included in such Annual Report.]
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APPENDIX A - PROXY VOTING POLICIES AND PROCEDURES
Lazard Asset Management LLC

Global Proxy Voting Policy
A.	Introduction
Lazard Asset Management LLC and its investment advisory subsidiaries (“Lazard”or the “firm”) provide investment management services for client accounts, including proxy voting services. As a fiduciary, Lazard is obligated to vote proxies in the best interests of its clients over the long-term. Lazard has developed a structure that is designed to ensure that proxy voting is conducted in an appropriate manner, consistent with clients’ best interests, and within the framework of this Proxy Voting Policy (the “Policy”).
Lazard manages assets for a variety of clients worldwide, including institutions, financial intermediaries, sovereign wealth funds, and private clients. To the extent that proxy voting authority is delegated to Lazard, Lazard’s general policy is to vote proxies on a given issue in the same manner for all of its clients. This Policy is based on the view that Lazard, in its role as investment adviser, must vote proxies based on what it believes (i) will maximize sustainable shareholder value as a long-term investor; (ii) is in the best interest of its clients; and (iii) the votes that it casts are intended in good faith to accomplish those objectives.
This Policy recognizes that there may be times when meeting agendas or proposals may create the appearance of a material conflict of interest for Lazard. Lazard will look to alleviate the potential conflict by voting according to pre-approved guidelines. In conflict situations where a pre-approved guideline is to vote case-by-case, Lazard will vote according to the recommendation of one of the proxy voting services Lazard retains to provide independent analysis. More information on how Lazard handles material conflicts of interest in proxy voting is provided in Section F of this Policy.
B.	Responsibility to Vote Proxies
Generally, Lazard is willing to accept delegation from its clients to vote proxies. Lazard does not delegate that authority to any other person or entity, but retains complete authority for voting all proxies on behalf of its clients. Not all clients delegate proxy-voting authority to Lazard, however, and Lazard will not vote proxies, or provide advice to clients on how to vote proxies, in the absence of a specific delegation of authority or an obligation under applicable law. For example, securities that are held in an investment advisory account for which Lazard exercises no investment discretion are not voted by Lazard, nor are shares that a client has authorized their custodian bank to use in a stock loan program which passes voting rights to the party with possession of the shares.
C.	General Administration
1.	Overview and Governance
Lazard’s proxy voting process is administered by members of its Operations Department (“the Proxy Administration Team”). Oversight of the process is provided by Lazard’s Legal &Compliance Department and by a Proxy Committee comprised of senior investment professionals, members of the Legal & Compliance Department, the firm’s Co-Heads of Sustainable Investment & Environmental, Social and Corporate Governance (“ESG”) and other personnel. The Proxy Committee meets regularly, generally on a quarterly basis, to review this Policy and other matters relating to the firm’s proxy voting functions. Meetings may be convened more frequently (for example, to discuss a specific proxy agenda or proposal) as needed. A representative of Lazard’s Legal & Compliance Department will participate in all Proxy Committee meetings.
A quorum for the conduct of any meeting will be met if a majority of the Proxy Committee’s members are in attendance by phone or in person. Decisions of the Proxy Committee will be made by consensus and minutes of each meeting will be taken and maintained by the Legal &Compliance Department. The Proxy Committee may, upon consultation with Lazard’s Chief Compliance Officer and General Counsel, or his designee, take any action that it believes to be necessary or appropriate to carry out the purposes of the Policy. The Chief Compliance Officer and General Counsel, or his designee, is responsible for updating this Policy, interpreting this Policy, and may act on behalf of the Proxy Committee in circumstances where a meeting of the members is not feasible.

2.	Role of Third Parties
Lazard currently subscribes to advisory and other proxy voting services provided by Institutional Shareholder Services Inc. (“ISS”) and Glass, Lewis & Co. (“Glass Lewis”). These proxy advisory services provide independent analysis and recommendations regarding various companies’ proxy proposals. While this research serves to help improve our understanding of the issues surrounding a company’s proxy proposals, Lazard’s Portfolio Manager/Analysts and Research Analysts (collectively, “Portfolio Management”) are responsible for providing the vote recommendation for a given proposal except when the Conflicts of Interest policy applies (see Section F).
ISS provides additional proxy-related administrative services to Lazard. ISS receives on Lazard’s behalf all proxy information sent by custodians that hold securities on behalf of Lazard’s clients and sponsored funds. ISS posts all relevant information regarding the proxy on its password-protected website for Lazard to review, including meeting dates, all agendas and ISS’ analysis. The Proxy Administration Team reviews this information on a daily basis and regularly communicates with representatives of ISS to ensure that all agendas are considered and proxies are voted on a timely basis. ISS also provides Lazard with vote execution, recordkeeping and reporting support services. Members of the Proxy Committee, along with members of the Legal & Compliance Team, conducts periodic due diligence of ISS and Glass Lewis consisting of an annual questionnaire and, as appropriate, on site visits.
The Proxy Committee believes that the Policy is consistent with the firm’s Corporate Governance Principals and ESG and Climate Change Policies at https://www.lazardassetmanagement.com/about/esg.
3.	Voting Process
The Proxy Committee has approved proxy voting guidelines applicable to specific types of common proxy proposals (the “Approved Guidelines”). As discussed more fully below in Section D of this Policy, depending on the proposal, an Approved Guideline may provide that Lazard should vote for or against the proposal, or that the proposal should be considered on a case-by-case basis.
For each shareholder meeting the Proxy Administration Team provides Portfolio Management with the agenda and proposals, the Approved Guidelines, independent vote recommendations from Glass Lewis and ISS and supporting analyses for each proposal. Unless Portfolio Management disagrees with the Approved Guideline for a specific proposal, or where a potential material conflict of interest exists, the Proxy Administration Team will generally vote the proposal according to the Approved Guideline. In cases where Portfolio Management recommends a vote contrary to the Approved Guideline, a member of the Proxy Administration Team will contact a member of the Legal & Compliance Department advising the Proxy Committee. Such communication, which may be in the form of an e-mail, shall include: the name of the issuer, a description of the proposal, the Approved Guideline, any potential conflict of interest presented and the reason(s) Portfolio Management believes a proxy vote in this manner is in the best interest of clients In such cases, the Proxy Committee and the Legal & Compliance Department will review the proposal and make a determination.
Where the Approved Guideline for a particular type of proxy proposal is to vote on a case-by-case basis, Lazard believes that Portfolio Management is best able to evaluate the potential impact to shareholders resulting from a particular proposal. Similarly, with respect to certain Lazard strategies, as discussed more fully in Sections F and G below, the Proxy Administration Team will consult with Portfolio Management to determine when it would be appropriate to abstain from voting. The Proxy Administration Team seeks Portfolio Management’s recommendation on how to vote all such proposals. The Proxy Administration Team may also consult with Lazard’s Chief Compliance Officer and General Counsel (or his designee), and may seek the final approval of the Proxy Committee regarding a recommendation by Portfolio Management.
As a global firm, we recognize that there are differing governance models adopted in various countries and that local laws and practices vary widely. Although the Approved Guidelines are intended to be applied uniformly world-wide, where appropriate, Lazard will consider regional/local law and guidance in applying the Policy.
D.	Specific Proxy Items
Shareholders receive proxies involving many different proposals. Many proposals are routine in nature, such as a change in a company’s name. Others are more complicated, such as items regarding corporate governance and shareholder rights, changes to capital structure, stock option plans and other executive compensation/ issues, election of directors, mergers and other significant transactions and social or political issues. Lazard’s Approved Guidelines for certain common agenda items are outlined below. The Proxy Committee will also consider any other proposals presented and determine whether to implement a new Approved Guideline.
Certain strategy-specific considerations may result in Lazard voting proxies other than according to the Approved Guidelines, not voting shares at all, issuing standing instructions to ISS on how to vote certain proxy matters on behalf of Lazard, or taking other action where unique circumstances require special voting efforts or considerations. These considerations are discussed in more detail in Section G, below.
1.	Routine Items
Lazard generally votes routine items as recommended by the issuer’s management and board of directors, based on the view that management is generally in a better position to assess these matters. Lazard considers routine items to be those that do not change the structure, charter, bylaws, or operations of an issuer in any way that is material to long-term shareholder value. Routine items generally include:
•	issues relating to the timing or conduct of annual meetings;
•	provisionary financial budgets and strategy for the current year;
•	proposals that allow votes submitted for the first call of the shareholder meeting to be considered in the event of a second call;
•
proposals to receive or approve of variety of routine reports (Lazard will generally vote FOR the approval of financial statements and director and auditor reports unless there are concerns about the accounts presented or audit procedures used or the company is not responsive to shareholder questions about specific items that should be publicly disclosed); and

•	changes to a company’s name.
2.	Amendments to Board Policy/Charter/Regulation:
Proposals to amend a company's Articles of Association and other bylaws are commonly seen at shareholder meetings. Companies usually disclose what is being amended, or the amended bylaws, or both in their meeting circulars. Amendments are nearly always bundled together as a single voting resolution, and Lazard's general approach is to review these amendments on a case-by-case basis and to oppose article amendments as a whole when they include changes Lazard opposes.
Lazard has Approved Guidelines generally to vote FOR bylaw amendments that are driven by regulatory changes and are technical in nature or meant to update company-specific information such as address and/or business scope.
Lazard has Approved Guidelines generally to vote AGAINST bylaw amendments if
•	there is no disclosure on the proposed amendments or full text of the amended bylaw; or
•	the amendments include increase in the decision authority of what is considered “excessive” and the company fails to provide a compelling justification.
3.	Corporate Governance and Shareholder Rights
Many proposals address issues related to corporate governance and shareholder rights. These items often relate to a board of directors and its committees, anti-takeover measures, and the conduct of the company’s shareholder meetings.
a.	Board of Directors and its Committees
Lazard votes in favor of provisions that it believes will increase the effectiveness of an issuer’s board of directors.
Lazard has Approved Guidelines generally to vote FOR the following:

•	the establishment of an independent nominating committee, audit committee or compensation committee of a board of directors[1];
•	a requirement that a substantial majority (e.g., 2/3 ) of a company’s directors be independent;
•	a proposal that a majority of the entirety of the board’s committees be comprised of independent directors;
•	proposals seeking to de-classify a board;
•	the implementation of director stock retention/holding periods;
•
proposals relating to the establishment of directors' mandatory retirement age and age restrictions for directors especially where such proposals seek to facilitate the improvement of the diversity of the board; and

•	changes to the articles of association and other relevant documents which are in the long-term interests of shareholders;
•
the appointment or (re)election of internal statutory auditors/fiscal council members unless (a) the name of the management nominees are not disclosed in a timely manner prior to the meeting, (b) there are serious concerns about statutory reports presented or the audit procedures used, (c) questions exist concerning any of the auditors, (d) the auditors have previously served the company in an executive capacity (or are otherwise considered affiliated) or (e) minority shareholders have presented timely disclosure of minority fiscal council nominee(s) to be elected under separate elections.

Lazard has Approved Guidelines generally to vote on a CASE by CASE Basis for the following:
•	proposals to require an independent board chair or the separation of chairman and CEO; and
•	establishment of shareholder advisory committees.
Lazard has Approved Guidelines generally to vote AGAINST the following:
•	proposals seeking to classify a board
•	the election of directors where the board does not have independent “key committees” or sufficient board independence;
•	non-independent directors who serve on key committees that are not sufficiently independent;
•	proposals relating to cumulative voting;
•
proposals where the names of the candidates (in the case of an election) or the principles for the establishment of a committee (where a new committee is being created) have not been disclosed in a timely manner;

•
release of restrictions on competitive activities of directors [2] if (a) there is a lack of disclosure on the key information including identities of directors in question, current position in the company and outside boards they are serving on or (b) the non-nomination system is employed by the company for the director election; and

•
the discharge of directors, including members of the management board and/or supervisory board and auditors, unless there is reliable information about significant and compelling concerns that the board is not fulfilling its fiduciary duties [3] .

b.	Anti-takeover Measures
Certain proposals are intended to deter outside parties from taking control of a company. Such proposals could entrench management and adversely affect shareholder rights and the value of the company’s shares.
[1]
However, Lazard will vote against proposals to elect or appoint such committee if the company is on the MSCI-EAFE or local main index and (1) a member of executive management would be a member of the committee; (2) more than one board member who is dependent on a major shareholder would be on the committee or (3) the chair of the board would also be the chair of the committee.

[2]	This is intended to cover instances where directors engage in commercial transactions with the company and/or are involved with other companies (outside board memberships).
[3]	For example, a lack of oversight or actions by board members which invoke shareholder distrust, legal issues aiming to hold the board responsible for breach of trust or egregious governance issues.

Consequently, Lazard has adopted Approved Guidelines to vote AGAINST:
•	proposals to adopt supermajority vote requirements or increase vote requirements;
•	proposals seeking to adopt fair price provisions and on a case-by-case basis regarding proposals seeking to rescind them; and
•	“blank check” preferred stock.
Lazard has adopted Approved Guidelines to vote on a CASE by CASE basis regarding other provisions seeking to amend a company’s by-laws or charter regarding anti-takeover provisions or shareholder rights plans (also known as “poison pill plans”).
Lazard has adopted an Approved Guideline to vote FOR proposals that ask management to submit any new poison pill plan to shareholder vote.
c.	Conduct of Shareholder Meetings
Lazard generally opposes any effort by management to restrict or limit shareholder participation in shareholder meetings, and is in favor of efforts to enhance shareholder participation. Lazard has therefore adopted Approved Guidelines to vote AGAINST:
•	proposals to adjourn US meetings;
•	proposals seeking to eliminate or restrict shareholders’ right to call a special meeting;
•	efforts to eliminate or restrict right of shareholders to act by written consent; and
•	proposals to adopt supermajority vote requirements, or increase vote requirements.
Lazard has adopted Approved Guidelines to vote on a CASE by CASE basis on changes to quorum requirements and FOR proposals providing for confidential voting.
4.	Changes to Capital Structure
Lazard receives many proxies that include proposals relating to a company’s capital structure. These proposals vary greatly, as each one is unique to the circumstances of the company involved, as well as the general economic and market conditions existing at the time of the proposal. A board and management may have many legitimate business reasons in seeking to effect changes to the issuer’s capital structure, including investing in financial products and raising additional capital for appropriate business reasons, cash flow and market conditions. Lazard generally believes that these decisions are best left to management but will monitor these proposals closely to ensure that they are aligned with the long-term interests of shareholders.
Lazard has adopted Approved Guidelines to vote FOR:
•	management proposals to increase or decrease authorized common or preferred stock (unless it is believed that doing so is intended to serve as an anti-takeover measure);
•	stock splits and reverse stock splits;
•	investments in financial products unless the company fails to provide meaningful shareholder vote or there are significant concerns with the company’s previous similar investments [4] ;
•	requests to reissue any repurchased shares unless there is clear evidence of abuse of authority in the past;
•	management proposals to adopt or amend dividend reinvestment plans; and
•	dividend distribution policies unless (a) the dividend payout ratio has been consistently below 30% without adequate explanation or (b) the payout is excessive given the company’s financial position.
Lazard has adopted Approved Guidelines to vote on a CASE by CASE basis for:
•	matters affecting shareholder rights, such as amending votes-per-share;
[4]
Evaluate (a) any known concerns with previous investments, (b) amount of the proposed investment relative to the company’s assets and (c) disclosure of the nature of products in which the company proposed to invest and associated risks of the investment.

•	management proposals to issue a new class of common or preferred shares (unless covered by an Approved Guideline relating to the disapplication of pre-emption rights);
•	the use of proceeds and the company’s past share issuances [5] ;
•	proposals seeking to approve or amend stock ownership limitations or transfer restrictions; and
•
loan and financing proposals. In assessing requests for loan financing provided by a related party the following factors will be considered: (a) use of proceeds, size or specific amount of loan requested, interest rate and relation of the party providing the loan.

Lazard has adopted Approved Guidelines to vote AGAINST
•
changes in capital structure designed to be used in poison pill plans or which seeks to disregard pre-emption rights in a way that does not follow guidance set by the UK Pre-Emption Group’s Statement of Principles;

•	the provision of loans to clients, controlling shareholders and actual controlling persons of the company; and
•	the provision of loans to an entity in which the company’s ownership stake is less than 75% and the financing provision is not proportionate to the company’s equity stake.
5.	Executive Compensation Issues
Lazard supports efforts by companies to adopt compensation and incentive programs to attract and retain the highest caliber management possible, and to align the interests of a board, management and employees with those of long-term shareholders. Lazard generally favors programs intended to reward management and employees for positive and sustained, long-term performance but will take into account various considerations such as whether compensation appears to be appropriate for the company after an analysis of the totality of the circumstances (including the company’s time in history and evolution).
Lazard has Approved Guidelines generally to vote FOR
•	employee stock purchase plans, deferred compensation plans, stock option plans and stock appreciation rights plans that are in the long-term interests of shareholders;
•	proposals to submit severance agreements to shareholders for approval;
•	annual advisory votes on compensation outcomes where the outcomes are considered to be aligned with the interest of shareholders; and
•	annual compensation policy votes where the policy structures are considered to be aligned with the interest of shareholders.
Lazard has Approved Guidelines generally to vote on a CASE by CASE basis regarding :
•	restricted stock plans that do not define performance criteria; and
•	proposals to approve executive loans to exercise options.
Lazard has Approved Guidelines generally to vote AGAINST:
•	proposals to re-price underwater options;
•	annual advisory votes on remuneration outcomes where the outcomes are considered not to be in the interests of shareholders; and
•	annual remuneration policy vote where the policy structures are considered not to be in the interests of shareholders.
6.	Mergers and Other Significant Transactions
[5]
Specifically, with respect to the issuance of shares to raise funds for general financing purposes, Lazard will consider the Measures for the Administration of the Issuance of Securities by Listed Companies 2006 and the Detailed Rules for Private Placement by Listed Companies, the China Securities Regulatory Commission.

Shareholders are asked to consider a number of different types of significant transactions, including mergers, acquisitions, sales of all or substantially all of a company’s assets, reorganizations involving business combinations and liquidations. Each of these transactions is unique. Therefore, Lazard’s Approved Guideline is to vote in accordance with the recommendation of one of the proxy voting services Lazard retains to provide independent analysis, although exception can be made following a successful written appeal to the Proxy Voting committee.
7.	Environmental, Social, and Corporate Governance
Proposals involving environmental, social, and corporate governance issues take many forms and cover a wide array of issues. Some examples may include: proposals to have a company increase its environmental disclosure; adoption of principles to limit or eliminate certain business activities; adoption of certain conservation efforts; adoption of proposals to improve the diversity of the board, the senior management team and the workforce in general; adoption of proposals to improve human capital management or the adoption of certain principles regarding employment practices or discrimination policies. These items are often presented by shareholders and are often opposed by the company’s management and its board of directors.
As set out in Lazard’s separate ESG Policy, Lazard is committed to an investment approach that incorporates ESG considerations in a comprehensive manner in order to safeguard the long-term interests of our clients and to manage more effectively long-term investment risks and opportunities related to ESG matters. Lazard generally supports the notion that corporations should be expected to act as good citizens. Lazard generally votes on environmental, social and corporate governance proposals in a way that it believes will most increase long-term shareholder value.
Lazard’s Approved Guidelines are structured to evaluate many environmental, social and corporate governance proposals on a case-by-case basis.
However, as a guide, Lazard will generally vote FOR proposals:
•	asking for a company to increase its environmental/social disclosures (e.g., to provide a corporate sustainability report);
•	seeking the approval of anti-discrimination policies;
•	which are considered socially responsible agenda items;
•	which improve an investee company’s ESG risk management and related disclosures; and
•	deemed to be in the long-term interests of shareholders.
8. Shareholder Proposals
Lazard believes in the ability of shareholders to leverage their rights related to the use of shareholder proposals to address deficits in best practices and related disclosures by companies. Many ESG issues are improved through such use of shareholder proposals. For example, some companies are collaborating with shareholders on such proposals by voicing their support and recommending that shareholders vote in-line with such proposals.
Lazard has Approved Guidelines generally to vote FOR shareholder proposals which :
•	seek improved disclosure of an investee company’s ESG practices over an appropriate timeframe;
•	seek improved transparency over how the investee company is supporting the transition to a low carbon economy;
•	seek to improve the diversity of the board;
•	seek improved disclosures on the diversity of the board and the wider workforce;
•	seek to establish minimum stock-ownership requirements for directors over an appropriate time frame;
•	seek to eliminate or restrict severance agreements, or
•	are deemed to be in the long-term interests of shareholders including Lazard’s clients.
Lazard has Approved Guidelines generally to vote AGAINST shareholder proposals which:

•	seek to infringe excessively on management’s decision-making flexibility;
•	seek to establish additional board committees (absent demonstrable need);
•	seek to establish term limits for directors if this is unnecessary;
•	seek to change the size of a board (unless this facilitates improved board diversity);
•	seek to require two candidates for each board seat; or
•	are considered not to be in the long-terms interests of shareholders.
E.	Voting Securities in Different Countries
Laws and regulations regarding shareholder rights and voting procedures differ dramatically across the world. In certain countries, the requirements or restrictions imposed before proxies may be voted may outweigh any benefit that could be realized by voting the proxies involved. For example, certain countries restrict a shareholder’s ability to sell shares for a certain period of time if the shareholder votes proxies at a meeting (a practice known as “share blocking”). In other instances, the costs of voting a proxy (i.e., by being routinely required to send a representative to the meeting) may simply outweigh any benefit to the client if the proxy is voted. Generally, the Proxy Administration Team will consult with Portfolio Management in determining whether to vote these proxies.
There may be other instances where Portfolio Management may wish to refrain from voting proxies (See Section G.1. below).
F.	Conflicts of Interest
1.	Overview
This Policy and related procedures implemented by Lazard are designed to address potential conflicts of interest posed by Lazard’s business and organizational structure. Examples of such potential conflicts of interest are:
•
Lazard Frères & Co. LLC (“LF&Co.”), Lazard’s parent company and a registered broker-dealer, or a financial advisory affiliate, has a relationship with a company the shares of which are held in accounts of Lazard clients, and has provided financial advisory or related services to the company with respect to an upcoming significant proxy proposal (i.e., a merger or other significant transaction);

•	Lazard serves as an investment adviser for a company the management of which supports a particular proposal;
•	Lazard serves as an investment adviser for the pension plan of an organization that sponsors a proposal; or
•	A Lazard employee who would otherwise be involved in the decision-making process regarding a particular proposal has a material relationship with the issuer or owns shares of the issuer.
2.	General Policy
All proxies must be voted in the best long-term interest of each Lazard client, without consideration of the interests of Lazard, LF&Co. or any of their employees or affiliates. The Proxy Administration Team is responsible for all proxy voting in accordance with this Policy after consulting with the appropriate member or members of Portfolio Management, the Proxy Committee and/or the Legal & Compliance Department. No other employees of Lazard, LF&Co. or their affiliates may influence or attempt to influence the vote on any proposal. Violations of this Policy could result in disciplinary action, including letter of censure, fine or suspension, or termination of employment. Any such conduct may also violate state and Federal securities and other laws, as well as Lazard’s client agreements, which could result in severe civil and criminal penalties being imposed, including the violator being prohibited from ever working for any organization engaged in a securities business. Every officer and employee of Lazard who participates in any way in the decision-making process regarding proxy voting is responsible for considering whether they have a conflicting interest or the appearance of a conflicting interest on any proposal. A conflict could arise, for example, if an officer or employee has a family member who is an officer of the issuer or owns securities of the issuer. If an officer or employee believes such a conflict exists or may appear to exist, he or she should notify the Chief Compliance Officer immediately and, unless determined otherwise, should not continue to participate in the decision-making process.

3.	Monitoring for Conflicts and Voting When a Material Conflict Exists
The Proxy Administration Team monitors for potential conflicts of interest that could be viewed as influencing the outcome of Lazard’s voting decision. Consequently, the steps that Lazard takes to monitor conflicts, and voting proposals when the appearance of a material conflict exists, differ depending on whether the Approved Guideline for the specific item is clearly defined to vote for or against, or is to vote on a case-by-case basis. Any questions regarding application of these conflict procedures, including whether a conflict exists, should be addressed to Lazard’s Chief Compliance Officer and General Counsel.
a.	Where Approved Guideline Is For or Against
Lazard has an Approved Guideline to vote for or against regarding most proxy agenda/proposals. Generally, unless Portfolio Management disagrees with the Approved Guideline for a specific proposal, the Proxy Administration Team votes according to the Approved Guideline. It is therefore necessary to consider whether an apparent conflict of interest exists when Portfolio Management disagrees with the Approved Guideline. The Proxy Administration Team will use its best efforts to determine whether a conflict of interest or potential conflict of interest exists. If conflict appears to exist, then the proposal will be voted according to the Approved Guideline. In situations where the Approved Guideline is to vote Case by Case, Lazard will vote in accordance with the recommendations of one of the proxy voting services Lazard retains to provide independent analysis.
In addition, in the event of a conflict that arises in connection with a proposal for Lazard to vote shares held by Lazard clients in a Lazard mutual fund, Lazard will typically vote each proposal for or against proportion to the shares voted by other shareholders.
b.	Where Approved Guideline Is Case-by-Case
In situations where the Approved Guideline is to vote case-by-case and a material conflict of interest appears to exist, Lazard’s policy is to vote the proxy item according to the majority recommendation of the independent proxy services to which we subscribe.
G.	Other Matters
1.	Issues Relating to Management of Specific Lazard Strategies
Due to the nature of certain strategies managed by Lazard, there may be times when Lazard believes that it may not be in the best interests of its clients to vote in accordance with the Approved Guidelines, or to vote proxies at all. In certain markets, the fact that Lazard is voting proxies may become public information, and, given the nature of those markets, may impact the price of the securities involved. Lazard may simply require more time to fully understand and address a situation prior to determining what would be in the best interests of shareholders. In these cases the Proxy Administration Team will look to Portfolio Management to provide guidance on proxy voting rather than vote in accordance with the Approved Guidelines, and will obtain the Proxy Committee’s confirmation accordingly.
Additionally, Lazard may not receive notice of a shareholder meeting in time to vote proxies for or may simply be prevented from voting proxies in connection with a particular meeting. Due to the compressed time frame for notification of shareholder meetings and Lazard’s obligation to vote proxies on behalf of its clients, Lazard may issue standing instructions to ISS on how to vote on certain matters.
Different strategies managed by Lazard may hold the same securities. However, due to the differences between the strategies and their related investment objectives, one Portfolio Management team may desire to vote differently than the other, or one team may desire to abstain from voting proxies while the other may desire to vote proxies. In this event, Lazard would generally defer to the recommendation of the Portfolio Management teams to determine what action would be in the best interests of its clients. The Chief Compliance Officer and General Counsel, in consultation with members of the Proxy Committee will determine whether it is appropriate to approve a request to split votes among one or more Portfolio Management teams.
2.	Stock Lending
As noted in Section B above, Lazard does not generally vote proxies for securities that a client has authorized their custodian bank to use in a stock loan program, which passes voting rights to the party with possession of the shares. Under certain circumstances, Lazard may determine to recall loaned stocks in order to vote the proxies associated with those securities. For example, if Lazard determines that the entity in possession of the stock has borrowed the stock solely to be able to obtain control over the issuer of the stock by voting proxies, or if the client should specifically request Lazard to vote the shares on loan, Lazard may determine to recall the stock and vote the proxies itself. However, it is expected that this will be done only in exceptional circumstances. In such event, Portfolio Management will make this determination and the Proxy Administration Team will vote the proxies in accordance with the Approved Guidelines.
H.	Reporting
Separately managed account clients of Lazard who have authorized Lazard to vote proxies on their behalf will receive information on proxy voting with respect to that account. Additionally, the US mutual funds managed by Lazard will disclose proxy voting information on an annual basis on Form N-PX which is filed with the SEC.
I.	Recordkeeping
Lazard will maintain records relating to the implementation of the Approved Guidelines and this Policy, including a copy of the Approved Guidelines and this Policy, proxy statements received regarding client securities, a record of votes cast and any other document created by Lazard that was material to a determination regarding the voting of proxies on behalf of clients or that memorializes the basis for that decision. Such proxy voting books and records shall be maintained in the manner and for the length of time required in accordance with applicable regulations.
J.	Review of Policy and Approved Guidelines
The Proxy Committee will review this Policy at least annually to consider whether any changes should be made to it or to any of the Approved Guidelines. The Proxy Committee will make revisions to its Approved Guidelines when it determines it is appropriate or when it sees an opportunity to materially improve outcomes for clients. Questions or concerns regarding the Policy should be raised with Lazard’s General Counsel and Chief Compliance Officer.
Revised As Of March 31, 2020

BROOKFIELD INVESTMENT MANAGEMENT INC. (“BROOKFIELD” OR “PSG”)
PROXY VOTING POLICY AND PROCEDURES
Effective and Approved as of AUGUST 23, 2018
Brookfield Public Securities Group and its subsidiaries (collectively referred to as “PSG”) have adopted this policy and procedures to guide PSG’s voting of proxies related to securities for the client accounts over which PSG has been delegated and/or granted proxy voting authority (“PSG Proxy Voting Policy and Procedures”).
Below is a summary of the PSG Proxy Voting Policy and Procedures, including additional information regarding how environmental, social and governance (“ESG”) factors are considered with respect to relevant proxy voting proposals as detailed in Exhibit A.
Policy
It is the policy of PSG to vote proxies consistent with its fiduciary duty, the PSG Proxy Voting Policy and Procedures, the best interests of its clients (with the economic interests of its clients as the primary consideration), and the PSG Proxy Voting Guidelines (as detailed below).
POLICY	CONSIDERATIONS	PUBLIC SECURITIES GROUP CONTROLS	COMPLIANCE TESTS
Proxy Voting Committee

• PSG’s proxy voting
  committee (“PSG Proxy
  Voting Committee”) is
  responsible for
  overseeing the proxy
  voting process and
  ensuring that PSG meets
  its regulatory and
  corporate governance
  obligations in voting of
  proxies relating to
  securities held in client
  accounts.

• The PSG Proxy Voting
  Committee meets
  regularly with
  representatives of the
  Legal, Compliance,
  Operations, and
  Investment Teams.
  Attached as
  Appendix A is a list of
  PSG Proxy Voting
  Committee members.

• PSG has engaged a third-
  party proxy voting agent,
  Institutional Shareholder Services
  Inc. (“ISS”)to act as agent for
  PSG to vote proxies.

• The PSG Proxy Voting
  Committee oversees the third-
  party proxy voting agent’s
  compliance with the PSG Proxy
  Voting Policy and Procedures,
  including any deviations by the
  proxy voting agent from the third-
  party proxy voting guidelines
  (“PSG Proxy Voting
  Guidelines”).

• In connection with PSG’s due
  diligence of ISS, and the review
  of ISS’ proxy voting guidelines,
  PSG has determined it is
  appropriate to adopt the ISS
  proxy voting guidelines as the
  basis for how proxy proposals are
  evaluated and voted upon. PSG
  believes that by having an
  independent third party’s
  framework and analysis to support
  PSG’s assessments of proxy
  proposals ensures that all proxy
  voting decisions are made in the
  best interests of PSG’s investment
  clients, including pooled
  investment funds. The ISS proxy
  voting guidelines are published
  annually and permit PSG to
  review and incorporate current
  views and thinking with respect to
  ESG and other matters and
  enables PSG to follow industry
  best practices.

• Representatives of the
  PSG Proxy Voting
  Committee monitor the
  actions taken by the third-
  party proxy voting agent
  through its on-line data
  portal.

• PSG will, on an annual
  basis, perform due diligence
  of ISS to:

 ○ Address any material
   deficiencies in the
   execution of ISS’ duties
   on behalf of PSG and its
   client accounts

 ○ Discuss or propose any
   changes or additions to the
   services provided

 ○ Discuss any material
   business issues of ISS
   which may impact the
   services it provides to
   PSG.

POLICY	CONSIDERATIONS	PUBLIC SECURITIES GROUP CONTROLS	COMPLIANCE TESTS
Administration and Voting of Proxies
Fiduciary duty, objective, and appointment of Agent

• As an investment
  adviser that has been
  granted the authority to
  vote on portfolio proxies,
  PSG owes a fiduciary
  duty to its clients to
  monitor corporate events
  and to vote proxies
  consistent with the best
  interests of its Clients.
  In this regard, PSG seeks
  to ensure that all votes
  are free from
  unwarranted and
  inappropriate influences.
  Accordingly, PSG
  generally votes proxies
  in a uniform manner for
  its Clients and in
  accordance with this
  Policy and Procedures
  and the PSG Proxy
  Voting Guidelines.

• In meeting its fiduciary
  duty, PSG generally
  views proxy voting as
  enhancing the value of
  the company’s stock
  held by the Clients.
  Similarly, when voting
  on matters for which the
  PSG Proxy Voting
  Guidelines dictate a vote
  be decided on a case-by-
  case basis, PSG’s
  primary consideration is
  the economic interests its
  Clients.

Material conflicts of interest

• PSG votes proxies
  without regard to any
  other business
  relationship between PSG
  and the company to
  which the proxy relates.

• PSG will seek to identify
  material conflicts of
  interest that may arise
  between a portfolio
  company for which it
  votes proxies
  (“Company”) and PSG,
  such as the following
  relationships:

 ○ PSG provides or is
   seeking to provide
   material investment
   advisory or other
   services to a portfolio
   company or its affiliates

• In each of these
  situations, voting
  against the
  Company
  management’s
  recommendation
  may cause PSG a
  loss of revenue
  or other benefit.

• If ISS provides
  ESG services to
  a Company, a
  conflict of
  interest may exist
  which could
  influence ISS to
  recommend
  voting in
  accordance with
  management
  recommendation.

• PSG generally seeks to avoid
  such material conflicts of interest
  by maintaining separate
  investment decision-making and
  proxy voting decision-making
  processes. To further minimize
  possible conflicts of interest, PSG
  and the PSG Proxy Voting
  Committee employ the following
  procedures, as long as PSG
  determines that the course of
  action is consistent with the best
  interests of the Clients:

 ○ If the proposal that gives rise to
   a material conflict is specifically
   addressed in the PSG Proxy
   Voting Guidelines, PSG will
   vote the proxy in accordance
   with the PSG Proxy Voting
   Guidelines, provided that the
   Guidelines do not provide
   discretion to PSG on how to

• Periodically, the
  Compliance Department
  will review for conflicts of
  interest that may exist
  between its Clients and
  Companies in its
  investment universe. If such
  conflicts are identified,
  voting records will be
  reviewed to determine that
  votes were cast
  independently, as outlined
  in the PSG Proxy Voting
  Policy and Procedures.

POLICY	CONSIDERATIONS	PUBLIC SECURITIES GROUP CONTROLS	COMPLIANCE TESTS

   whose management is
   soliciting proxies;

 ○ PSG serves as an
   investment advisor to
   the pension or
   other investment
   account of the
   Company or PSG
   is seeking to serve in
   that capacity; or

 ○ PSG and the Company
   have a lending or
   other financial
   relationship.

• PSG must identify
  and assess material
  conflicts of interest
  which may arise between
  ISS and any portfolio
  company to which ISS
  provides ESG services.
  This includes both
  initial and ongoing
  assessments (as ISS’s
  business and/or
  policies and procedures
  regarding conflicts of
  interest may change
  over time). For the
  ongoing assessment,
  PSG will establish
  and implement
  measures reasonably
  designed to identify
  and address conflicts
  that may arise, such a
  by requiring ISS to
  update PSG of changes
  to ISS conflict policies
  and procedures or
  business changes PSG
  considers relevant.

   vote on the matter
   (i.e., case-by-case); or

 ○ If the previous procedure does
   not provide an appropriate
   voting recommendation,
   PSG may retain an independent
   fiduciary for advice on how
   to vote the proposal or the
   PSG Proxy Voting
   Committee may direct PSG to
   abstain from voting because
   voting on the proposal is
   impracticable and/or is
   outweighed by the cost of
   voting.

Certain foreign securities

• Proxies relating to
  foreign securities held by
  Clients are also subject to
  the PSG Proxy Voting
  Policy and Procedures. In
  certain foreign
  jurisdictions, however,
  the voting of proxies can
  result in additional
  restrictions that have an
  economic impact to the
  security, such as “share-
  blocking.” If PSG votes
  on the proxy, share-
  blocking may prevent
  PSG from selling the
  shares of the foreign
  security for a period.

• In determining whether to vote
  proxies subject to such
  restrictions, PSG, in consultation
  with the PSG Proxy Voting
  Committee, considers whether the
  vote, either or together with the
  votes of other shareholders, is
  expected to affect the value of the
  security that outweighs the cost of
  voting. If PSG votes a proxy, and
  during the “share-blocking
  period” PSG would like to sell
  the affected foreign security, PSG,
  in consultation with the PSG
  Proxy Voting Committee, will
  attempt to recall the shares (as
  allowable within the market time-
  frame and practices).
• At least one member of the PSG Compliance Department will serve as a member of the Proxy Voting Committee.

POLICY	CONSIDERATIONS	PUBLIC SECURITIES GROUP CONTROLS	COMPLIANCE TESTS
Fund Board Reporting and Recordkeeping
PSG will maintain and preserve all books and records in accordance with the policies set forth in the PSG and Funds’ Compliance Manual

• PSG will prepare
  periodic reports for
  submission to the Boards
  of Directors of its
  affiliated funds (the
  “Funds”) describing:

 ○ any issues arising under
   the PSG Proxy Voting
   Policy and Procedures
   since the last report to
   the Funds’ Boards of
   Directors/ Trustees and
   the resolution of such
   issues, including but not
   limited to, information
   about conflicts of
   interest not addressed
   in the PSG Proxy
   Voting Policy and
   Procedures; and

 ○ any proxy votes made
   by PSG on behalf of the
   Funds since the last
   report to such Funds’
   Boards of
   Directors/Trustees that
   deviated from the PSG
   Proxy Voting Policy and
   Procedures, with
   reasons for any such
   deviations.

 ○ In addition, no less
   frequently than
   annually, PSG will
   provide the Boards of
   Directors/Trustees of
   the Funds with a written
   report of any
   recommended changes
   based upon PSG’s
   experience under the
   PSG Proxy Voting
   Policy and Procedures,
   evolving industry
   practices and
   developments in the
   applicable laws or
   regulations.
• PSG Books and Records Policy and Procedures • Investment Company Act of 1940 • Investment Advisers Act of 1940
• PSG will maintain all records that
  are required under, and in
  accordance with, all applicable
  regulations, including the
  Investment Company Act of 1940,
  as amended, and the Investment
  Advisers Act of 1940, which
  include, but not limited to:

 ○ The PSG Proxy Voting Policy
   and Procedures, as amended
   from time to time;

 ○ records of votes cast with
   respect to proxies, reflecting
   the information required to be
   included in Form N-PX, as
   applicable;

 ○ records of written client requests
   for proxy voting information
   and any written responses of
   PSG to such requests; and

 ○ any written materials prepared
   by PSG that were material
   to making a decision in how
   to vote, or that memorialized the
   basis for the decision
• See PSG Books and Records Policy and Procedures.
Amendments to these procedures

The PSG Proxy Voting Committee shall periodically review and update the PSG Proxy Voting Policies and Procedures as necessary. Any amendments to the PSG Proxy Voting Policy and Procedures (including the PSG Proxy Voting Guidelines) shall be provided to the Boards of Directors of the Brookfield Funds for review and| approval.

PSG Proxy Voting Guidelines
PSG’s Proxy Voting Guidelines are available upon request

Exhibit A
Proxy Voting on Environmental, Social and Governance (“ESG”) Issues
PSG believes that well-governed companies with a demonstrated commitment, not only to their shareholders and creditors, but also to other stakeholders are better positioned to realize long-term value and generate sustainable returns for investors. As such, PSG considers ESG issues to be an important consideration for both investment decision-making and evaluating proxy proposals as prominently reflected in PSG’s Proxy Voting Guidelines.
ESG can cover a broad range of issues under PSG’s Proxy Voting Guidelines. PSG’s approach is to focus on what is in the best interest of PSG’s clients and client accounts, assessing how the proxy voting proposal may enhance or protect shareholder value in both the short and/or long term, within the context of the regulatory environment, the history of the company in addressing the issue, and the company’s approach when compared to its peers. PSG will also consider if additional disclosure is required, and whether doing so would place the company at a competitive disadvantage by revealing proprietary or confidential information.
Due to the nature and complexity of each issue under ESG, PSG generally votes on a case-by-case basis following an analysis of the proxy proposal provided by ISS to the PSG operations team who in turn seek the opinion of the appropriate PSG portfolio management team. Based on a review of ISS’s recommendations, and PSG’s internal analysis, a decision will be made by PSG’s portfolio management team to either vote based on ISS’s voting recommendations or cast a different vote if PSG has identified it would be in the best interest of its clients or client accounts to do so.
PSG’s Proxy Voting Guidelines include the following ESG proxy categories:
•	Animal welfare
•	Charitable contributions
•	Climate change including GHC emissions
•	Consumer Issues including potentially controversial business practices
•	Data security, privacy and internet issues
•	Diversity on Board of Directors
•	Energy efficiency reporting and use of renewable energy
•	Equality of opportunity
•	ESG compensation related proposals
•	Facility and workplace safety
•	Gender identity, sexual orientation and domestic partner benefits
•	General environmental proposals and community impact assessments
•	Genetically modified ingredients
•	Human rights proposals
•	Hydraulic fracturing
•	Lobbying
•	Operations in high-risk markets/areas
•	Operations on environmentally protected areas
•	Outsourcing and offshoring
•	Pharmaceutical pricing and access
•	Political contributions
•	Political ties
•	Product safety, toxic/hazardous materials

•	Recycling
•	Sustainability reporting
•	Tobacco related proposals
•	Water issues
•	Weapons and military sales
Appendix A
PSG Proxy Voting Committee
•	Brian Hourihan - Compliance: PSG CCO
•	Adam Sachs - Compliance: Funds’ CCO
•	Tim McNamara - Compliance
•	Tim Gudex - Operations
•	PJ Runge - Operations
•	Pete Pages - Operations

PART C. OTHER INFORMATION
Financial Statements and Exhibits.
1.	Financial Statements:
Included in Part A: [To be updated amendment.]
Included in Part B: [To be updated amendment.]
2.	Exhibits:

a	Certificate of Formation [1]
b	Limited Liability Company Agreement ƒ
e	Dividend Reinvestment Plan [2]
g(1)	Versus Capital Advisors, LLC Investment Management Agreement [3]
g(2)	Brookfield Investment Management Inc. Investment Sub-Advisory Agreement [4]
g(3)	Lazard Asset Management LLC Investment Sub-Advisory Agreement [4]
g(4)	Amendment to Brookfield Investment Management Inc. Investment Sub-Advisory Agreeme nt [8]
g(5)	Amendment to Lazard Asset Management LLC Investment Sub-Advisory Agreem ent [8]
h	Form of Distribution Agreement [3]
j	Custody Agreement [2]
k(1)	Administration and Accounting Services Agreement [3]
k(2)	Transfer Agency and Shareholder Services Agreement [3]
k(3)	Expense Limitation and Reimbursement Agreement [3]
k(4)	Powers of Attorney [7]
l(1)	Opinion and Consent of Winston & Strawn LLP [5]
l(2)	Opinion and Consent of Ropes & Gray LLP [8]
n	Consent of Independent Registered Public Accounting Firm [9]
r(1)	Joint Code of Ethics of the Fund and the Adviser [f]
r(2)	Code of Ethics of Brookfield Investment Management Inc . [3]
r(3)	Code of Ethics of Lazard Asset Management LLC [3]
1	Previously filed as an exhibit to the Registrant’s initial Registration Statement filed on Form N-2 (File Nos.333-214178; 811-23201) on October 19, 2016 and incorporated herein by reference.
2
Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 1 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on May 1, 2017 and incorporated herein by reference.

3
Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 3, 2017 and incorporated herein by reference.

4
Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on August 16, 2017 and incorporated herein by reference.

5
Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 2 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on February 1, 2018 and incorporated herein by reference.

6
Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 4 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on January 29, 2019 and incorporated herein by reference.

7
Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 5 to its Registration Statement filed on Form N-2 (File Nos. 333-214178; 811-23201) on July 24, 2019 and incorporated herein by reference.

8	Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File Nos. 333-236976; 811-23201) on March 6, 2020 and incorporated herein by reference.
9	To be filed by amendment
ƒ	Filed herewith.
Item 26. Marketing Arrangements:
See the Form of Distribution Agreement, filed as Exhibit(h).
Item 27 . Other Expenses of Issuance and Distribution :
Not applicable
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Item 28. Persons Controlled by or Under Common Control with Registrant:
The Fund owns 100% of the outstanding voting securities of each of Versus Capital Real Assets Sub-REIT LLC and Versus Capital Real Assets Sub-REIT II LLC (the “Sub-REITs”). Each Sub-REIT is a Delaware limited liability company.
Item 29 . Number of Holders of Securities as of [  ] , 2020 :
Title of Class	Number of Record Holders
Common	[ ]
Item 30. Indemnification:
Reference is made to Article III, Section 3.8 of the Registrant’s Limited Liability Company Agreement, filed as Exhibit b which was previously filed and is incorporated by reference hereto (the “LLC Agreement”), and Section XII of the Registrant’s Distribution Agreement, filed as Exhibit h(l) which was previously filed and is incorporated by reference hereto. The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement and the Distribution Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “Investment Company Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.
The Registrant maintains insurance on behalf of any person who is or was a manager, member, director, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.
Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Adviser:
A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant’s Prospectus in Part A of this Registration Statement on Form N-2 (File Nos. 333-214178 and 811-23201) in the section entitled “Management of the Fund,” regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (“the Advisers Act”). Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298), and is incorporated herein by reference.
This information with respect to Brookfield Public Securities Group LLC, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-34605), which is incorporated herein by reference.
This information with respect to Lazard Asset Management LLC, the Registrant’s investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-61701), which is incorporated herein by reference.
Item 32. Location of Accounts and Records:
BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 4400 Computer Drive, Westborough, MA 01581. All other required books and records are maintained by the Adviser
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and the Registrant at 5555 DTC Parkway, Suite 330, Greenwood Village, CO 80111, and the Registrant’s sub-advisers, Lazard Asset Management LLC, 30 Rockefeller Plaza, New York, NY 10112, and Brookfield Public Securities Group LLC, Brookfield Place, 250 Vesey Street, New York, New York 10281.
Item 33. Management Services: Not applicable.
Item 34. Undertakings:
1.	Not applicable.
2.	Not applicable.
3.	Not applicable.
4.	The Registrant undertakes that:
a.	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:
(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act [15 U.S.C. 77j(a)(3)];
(2)
to reflect in the Prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.
that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
d.
that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:
The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:
(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];
(2)
the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

3

(3)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.
5.	Not applicable.
6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant’s statement of additional information.

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SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on the 29 th day of May, 2020.
VERSUS CAPITAL REAL ASSETS FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on May 29 , 2020.
Name:	Title:

/s/ Mark D. Quam	Director and Chief Executive Officer (Principal Executive Officer)
Mark D. Quam

/s/ William R. Fuhs	Director and President
William R. Fuhs, Jr.*

/s/ Casey R. Frazier	Director and Chief Investment Officer
Casey R. Frazier*

/s/ Robert F. Doherty	Director
Robert F. Doherty*

/s/ Jeffry A. Jones	Director
Jeffry A. Jones*

/s/ Richard J. McCready	Director
Richard J. McCready*

/s/ Paul E. Sveen	Director
Paul E. Sveen*

/s/ Brian Petersen	Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)
Brian Petersen
*By:	/s/ Steve Andersen Steve Andersen** Chief Compliance Officer and Secretary
**
Attorney-in-fact pursuant to the powers of attorney that are filed as Exhibit k.4 to the Fund’s Post-Effective Amendment No. 5 to the Fund’s Registration Statement on Form N-2, Registration Nos. 333-214178 and 811-23201 (filed July 24, 2019).

5

EXHIBITS INDEX
b	Limited Liability Company Agreement
r (1)	Joint Code of Ethics of the Fund and the Adviser
6